As filed with the Securities and Exchange Commission on August 9, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIGHTSTAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	5065	33-0774267
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2010 N.W. 84th Avenue

Miami, FL 33122
Telephone: (305) 477-8676
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Marcelo Claure

President and Chief Executive Officer
Brightstar Corp.
2010 N.W. 84th Avenue
Miami, FL 33122
Telephone: (305) 477-8676
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen R. Connoni, Esq. Kirkpatrick & Lockhart LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 536-4040 Facsimile: (212) 536-3901	Norman R. Miller, Esq. Kirkpatrick & Lockhart LLP 2828 North Harwood Street Suite 1800 Dallas, TX 75201 Telephone: (214) 939-4900 Facsimile: (214) 939-4949	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Class	Proposed Maximum	Amount of
of Securities to be Registered	Aggregate Offering Price(1)	Registration fee(2)

Common Stock, par value $0.0001 per share,	$115,000,000	$14,570.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price includes an amount attributable to the shares that may be purchased on the underwriters’ exercise of their option to purchase additional shares from us and the selling stockholders at the initial offering price less the underwriters’ discount.
(2)	Paid via wire transfer of immediately available funds to the Securities and Exchange Commission on August 6, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2004

PROSPECTUS

        Shares

Brightstar Corp.

Common Stock

We are selling          shares of our common stock. We and the selling stockholders have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments. We will not receive any proceeds from any sale of shares by the selling stockholders.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $     and $     per share. We intend to apply to have the common stock included for quotation on the Nasdaq National Market under the symbol “BSTA.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Brightstar Corp. (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about           , 2004.

Citigroup	Lehman Brothers

          , 2004

[Inside Front Cover]

Inside Front Cover Description:

Light blue background with Brightstar Corp. logo in white in lower right hand corner

Upper left hand corner lists four business areas:

–	Wireless Mobile Phone Distribution
–	Integrated Supply Chain & Logistics Services
–	Wireless Data & Telecom Solutions
–	Fixed Wireless Manufacturing

Photo showing a wireless mobile phone

Photo showing a Brightstar facility

Photo showing a fixed wireless phone

Photo showing a wireless data product

Map of U.S. and Latin America with the countries wherein Brightstar has a presence highlighted

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Page

Summary	1
Risk Factors	7
Forward-Looking Statements	25
Use of Proceeds	26
Dividend Policy	27
Capitalization	28
Dilution	30
Selected Consolidated Financial Data	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Business	54
Management	76
Certain Relationships and Related Party Transactions	88
Principal and Selling Stockholders	92
Description of Capital Stock	95
Description of Certain Indebtedness	102
Shares Eligible for Future Sale	107
Material United States Federal Income Tax Considerations for Non-U.S. Holders of Common Stock	110
Underwriting	112
Legal Matters	114
Experts	114
Where You Can Find More Information	115
Index to Consolidated Financial Statements	F-1
FORM OF COMMON STOCK CERTIFICATE
CERTIFICATE OF DESIGNATION
STOCKHOLDERS' AGREEMENT
PURCHASE AGREEMENT
REDEMPTION AGREEMENT
AMENDED & RESTATED DISTRIBUTION AGREEMENT W/MOTOROLA
EXCLUSIVE DISTRIBUTION AGREEMENT W/MOTOROLA
MOTOROLA MASTER DISTRIBUTOR AGREEMENT
AMENDMENT ONE TO MOTOROLA MASTER DISTRIBUTOR AGREEMENT
FIRST AMENDMENT TO MOTOROLA MASTER DISTRIBUTOR AGREEMENT
U.S. DISTRIBUTION AGREEMENT W/MOTOROLA
DISTRIBUTOR AGREEMENT W/SENDO AMERICA, INC.
DISTRIBUTION AGREEMENT W/SAGEM S.A.
DISTRIBUTOR AGREEMENT W/SAMSUNG
KYOCERA WIRELESS CORP. SUPPLY AGREEMENT
AMENDMENT TO SUPPLY AGREEMENT W/KYOCERA
AMENDMENT NO. 2 TO SUPPLY AGREEMENT W/KYOCERA
AMENDMENT NO. 3 TO SUPPLY AGREEMENT W/KYOCERA
AMENDMENT NO. 4 TO SUPPLY AGREEMENT W/KYOCERA
AMENDMENT NO. 5 TO SUPPLY AGREEMENT W/KYOCERA
CONTRACT FOR SERVICES W/OTECEL S.A.
OPERATING AGREEMENT W/NARBITEC
FIRST AMENDMENT TO OPERATING AGREEMENT
DEVELOPMENT AND SUPPLY AGREEMENT W/CSI WIRELESS
FIRST AMENDMENT TO DEVELOPMENT AND SUPPLY AGREEMENT
EMPLOYMENT AGREEMENT / DENISE GIBSON
EXECUTIVE EMPLOYMENT AGREEMENT/ MARCELO CLAURE
EXECUTIVE EMPLOYMENT AGREEMENT W/OSCAR FUMAGALI
INDEPENDENT CONTRACTOR AGREEMENT/ VICTOR RAUL CALIFA
INDEPENDENT CONTRACTOR AGREEMENT/ CARLOS M. TOUYAA
INDUSTRIAL MULTI-TENANT LEASE
LEASE AGREEMENT
FACTORING AGREEMENT/ FACTOR BANARTE
FACTORING AGREEMENT/ BBVA BANCOMER, S.A.
REVOLVING CREDIT AND SECURITY AGREEMENT W/PNC BANK
AMENDED AND RESTATED PAYMENT TERMS AGREEMENT W/MOTOROLA
INTERCREDITOR AGREEMENT W/MOTOROLA
AMENDED AND RESTATED STOCK PLEDGE AND SECURITY AGREEMENT W/MOTOROLA
LIMITED SECURITY AGREEMENT W/MOTOROLA
SECURITY AGREEMENT W/MOTOROLA
AMENDED AND RESTATED SECURITY AGREEMENT W/MOTOROLA
AMENDED AND RESTATED UNCONDITIONAL GUARANTY/ BRIGHTSTAR CORP W/MOTOROLA
AMENDED AND RESTATED UNCONDITIONAL GUARANTY/ BRIGHTSTAR U.S.,INC. W/MOTOROLA
UNCONDITONAL GUARANTY W/MOTOROLA
AMENDED AND RESTATED PERSONAL GUARANTY W/MOTOROLA
STOCK PLEDGE AND SECURITY AGREEMENT W/MOTOROLA
AMENDED AND RESTATED SECURITY AGREEMENT W/MOTOROLA
AMENDED AND RESTATED STOCK PLEDGE AND SECURITY AGREEMENT/ MOTOROLA
AMENDED AND RESTATED PLEDGE AGREEMENT/TELCEL C.A.
PROMISSORY NOTE W/AMERICAN EXPRESS
PURCHASE AGREEMENT/EL SALVADOR
AMENDMENT NO. 1 TO PURCHASE AGREEMENT /EL SALVADOR
PURCHASE AGREEMENT/ GUATEMALA
AMENDMENT NO. 1 TO PURCHASE AGREEMENT/GUATEMALA
2004 STOCK INCENTIVE PLAN
CELLULAR ESSENTIAL PROPERTIES CROSS LICENSE AGMT
LIST OF SUBSIDIARIES
CONSENT OF DELOITTE & TOUCHE LLP

      Until           , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      References to Latin America, unless otherwise specifically indicated, include Mexico and countries located in Central America, South America and the Caribbean. Unless otherwise specifically indicated, the information in this prospectus has been adjusted to reflect the expected conversion of our 8.0% Senior Cumulative Convertible Preferred Stock, Series A, or our Series A Preferred Stock, and the aggregate principal amount of our 10.5% Convertible Senior Subordinated Notes due 2008, or our 2008 Convertible Notes, into shares of common stock on the completion of this offering, but has not been adjusted to reflect the issuance of any shares of common stock pursuant to the underwriters’ over-allotment option.

      All references to market data, industry statistics and other information in this prospectus attributed to International Data Corporation, or IDC, Pyramid Research and Gartner, Inc. are references to the industry publications IDC Market Analysis, Worldwide Mobile Phone 2004-2008 Forecast and Analysis, dated April 2004, with respect to the information attributed to IDC, Latin American Mobile Forecasts 2Q 2004, dated June 9, 2004, and North America Mobile Forecasts 2Q 2004, dated June 1, 2004, with respect to the information attributed to Pyramid Research and Market Share: Mobile Terminals, Latin America, 1Q 04, dated July 7, 2004, with respect to the information attributed to Gartner, Inc. We do not guarantee, and have not independently verified, this information.

SUMMARY

      The following summary highlights certain information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider. You should carefully read the entire prospectus, especially “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere herein, before deciding to buy shares of our common stock.

Brightstar Corp.

      We are a leading distributor of wireless communications devices, principally mobile and fixed wireless phones and related accessories, in the Americas. We believe that we are not merely a distributor but an essential link in the wireless communications supply chain, performing critical business functions for wireless communications device manufacturers, wireless network operators and retailers. Increasingly, we also provide a variety of integrated supply chain and logistics services to some of our distribution base. We distribute products in 32 countries throughout the Americas (including Caribbean island nations) and our major customers are subsidiaries of some of the largest wireless network operators in the world including América Móvil, S.A. de C.V., BellSouth Corp., Telefónica Móviles, Telecom Italia, S.P.A. and Verizon Communications, Inc., as well as other major wireless telecommunications carriers. We also have strategic supply relationships with leading manufacturers of wireless communications devices, principally including Motorola, Inc., Kyocera Wireless Corp., Sagem S.A., Samsung Electronics Co., Ltd. and Sendo America, Inc.

      Since our inception in 1997, the substantial majority of our sales have been derived from the distribution of wireless phones. As a distributor, we warehouse, import/export and deliver products to our customers on a just-in-time basis. As our business has evolved, we have capitalized on our strong customer and supplier relationships to provide a wide variety of integrated supply chain and logistics services. These services, which principally include customization services, just-in-time delivery, point-of-sale minimum/maximum inventory replenishment programs, information management, semi-knockdown assembly services, reverse logistics and third-party logistics, enable wireless communications device manufacturers and network operators to reduce operating costs and increase operating efficiencies. Over the past few years, we have increasingly distributed wireless data products, provided wireless data solutions and in partnership with Narbitec, LLC, our 51%-owned subsidiary, contract-manufactured and distributed fixed wireless phones.

      We provide products and services throughout the Americas to more than 145 wireless network operators and 11,700 additional points-of-sale, enabling us to provide our customers with a readily available supply of brand name wireless phones and accessories. The substantial majority of our products and services are provided to large wireless network operators in Latin America where we have a significant local presence with offices and facilities in Puerto Rico and 14 countries. In the United States, our customers are regional wireless network operators, mobile virtual network operators, distributors, independent agents, resellers and retailers.

      Since our first full year of operation in 1998, we have increased our net sales at an average annual compounded rate of 75%. In 2003, we sold more than 11.0 million wireless phones and generated net sales of over $1.2 billion, operating income of $51.4 million and net income of $29.1 million.

      The wireless communications industry has been experiencing rapid growth and significant technological advancement. International Data Corporation, or IDC, estimates that, as of December 31, 2003, there were 1.3 billion wireless subscribers worldwide and estimates that there will be 2.0 billion subscribers by 2008. IDC also estimates that the number of new cellular phones sold globally per year will increase from 551.9 million in 2003 to 794.9 million in 2008.

      Wireless communications technology has been advancing rapidly. Correspondingly, the number of wireless communications device manufacturers and the breadth of their product offerings is increasing. In order to improve their efficiency and profitability in an increasingly competitive environment, a significant number of these manufacturers are not only outsourcing the manufacturing of their products, but also increasingly outsourcing certain functions of their supply chain, such as product customization, logistics and transportation. Doing so allows them to focus on their core business of research and development and brand management. In addition, many wireless network operators, primarily in Latin America, are outsourcing a number of their non-core functions, such as customization, just-in-time delivery to points-of-sale and inventory management.

      The Latin American wireless mobile phone market has experienced rapid growth in the past years, reaching sales of over 13.5 million wireless mobile phones during the first quarter of 2004 according to Gartner, Inc., which is more than double the sales achieved during the corresponding period in 2003. Pyramid Research, or Pyramid, estimates that total wireless penetration in Latin America by the end of 2003 was 23.5% and that the industry added 22.4 million new subscribers during the year. In comparison, landline penetration in Latin America was estimated by Pyramid to be at only 16.6% at the end of 2003.

      Pyramid reported a total of 154.3 million wireless subscribers in the United States in 2003 and expects the total to increase to 219.2 million by 2008. IDC estimates that there were 98.3 million handsets sold in the United States in 2003. We believe the U.S. wireless market will be driven by several key factors, including wireless mobile phone replacement, growth of pre-paid wireless services and proliferation of mobile virtual network operators.

      We believe that a number of factors enable us to provide our products and services in a manner that is superior to our competitors. These factors principally include:

•	our successful operating experience, including our extensive knowledge of both the wireless communications industry generally, and, because we typically maintain an operational presence in the local markets that we serve, local market conditions throughout the Americas;

•	our strategic relationships with leading wireless communications device manufacturers and network operators that enable us to more effectively provide integrated supply chain and logistics services to both our suppliers and customers;

•	our ability to add value to traditional distribution services has positioned us to work with our customers collaboratively and to improve operational efficiencies and access to market opportunities for both them and us; and

•	our consistent financial track record and our effective use of capital, which we believe are viewed by our wireless communications device suppliers and network operator customers as one of our competitive strengths.

      Our objective is to be the leading distributor of wireless communications devices and provider of integrated supply chain and logistics services in the world by playing an essential role between wireless communications device manufacturers and network operators and the channels and customers that they serve. To achieve this objective, we plan to:

•	continue to increase our presence in Latin America, using our existing market knowledge, close customer and supplier relationships and extensive distribution infrastructure;

•	continue to increase our penetration in the United States by offering customized services to serve new entities in the wireless market;

•	focus on growing our higher margin businesses, which include our integrated supply chain and logistics services business and selling our fixed wireless and other wireless products in emerging markets;

•	identify new product and service offerings to meet our customers’ needs and to assist our suppliers in providing new products to their customers; and

•	expand into new geographic markets through organic growth, joint ventures and acquisitions.

Risk Factors

      Various factors and uncertainties could adversely affect our business, prospects, financial condition and results of operations. In particular, we are heavily dependent on a few wireless device manufacturers, particularly Motorola, to supply us with the products that we distribute. The termination of our agreements, or a significant deterioration of our relationships, with one or more of our principal suppliers could significantly reduce our access to these products. A reduction in orders from or in the prices that we are able to charge our principal customers also could adversely affect our results of operations and financial condition. Further, if wireless communications device manufacturers and network operators do not continue to outsource certain of their business functions, it would adversely affect our business. In addition, a substantial percentage of our sales are generated in Mexico and other countries in Latin America, which have political, economic, currency and other risks. Please see “Risk Factors,” beginning on page 7, concerning these and other factors.

Corporate Information

      We were incorporated in Delaware in September 1997 and commenced our operations in October 1997. Our principal executive offices are located at 2010 N.W. 84th Avenue, Miami, Florida 33122, and our telephone number at such address is (305) 477-8676. Our website is located at www.brightstarcorp.com. The information contained on, or linked to, our website is not intended to constitute a part of this prospectus.

      Brightstar and its logo are our trademark and service mark. Such marks are registered in various Latin American countries, including Argentina, Dominican Republic, Ecuador, El Salvador, Peru and Venezuela and a trademark application for the logo is pending with the U.S. Patent and Trademark Office. This prospectus refers to the tradenames of other companies whose mention in this prospectus is made with due recognition of the rights of these companies and without any intent to misappropriate such names.

The Offering

Common stock offered by Brightstar	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We will receive net proceeds of approximately $ million from this offering. We intend to use the net proceeds for general corporate purposes, including potential acquisitions of and investments in other businesses, expansion into new geographic markets and working capital. We intend also to redeem a portion of the shares of our common stock to be issued upon the conversion of our Series A Preferred Stock and 2008 Convertible Notes on the completion of this offering, as well as to repay some of our outstanding indebtedness. We will not receive the proceeds from the sale of shares of common stock by the selling stockholders upon any exercise by the underwriters of their over-allotment option. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“BSTA”

      The above information concerning the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of July 31, 2004 and assumes:

•	the conversion of our outstanding shares of Series A Preferred Stock (at the conversion ratio of 1 to 1) into 3,750,000 shares of common stock on the completion of this offering;

•	the conversion of the $31.75 million aggregate principal amount of our 2008 Convertible Notes (at the conversion price of $8.00 per share) into 3,968,750 shares of common stock on the completion of this offering; and

•	the redemption of shares of common stock issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes (assuming an initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus).

      This information excludes:

•	up to 2,500,000 shares of common stock subject to issuance under our 2004 Stock Incentive Plan (1,382,500 of which shares are subject to issuance on the exercise of outstanding options that we have granted in 2004, with a weighted average exercise price of $8.06 per share); and

•	shares of common stock that may be issued by us on any exercise of the underwriters’ over-allotment option to purchase additional shares from us.

      In addition to the shares that may be sold by us on any exercise of the over-allotment option, R. Marcelo Claure (our President and Chief Executive Officer) and several of our stockholders will be entitled to sell an aggregate of up to                     shares on any exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

      The following summarizes our historical consolidated financial data for the periods and as of the date presented. It also sets forth pro forma and pro forma as adjusted consolidated balance sheet data as of March 31, 2004. We have derived the historical financial data from our audited and unaudited consolidated financial statements. The consolidated statement of income data for the years ended December 31, 2002 and December 31, 2003 are derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and appear elsewhere in this prospectus. The consolidated statement of income data for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 are derived from our consolidated financial statements that have been audited by Arthur Andersen LLP, which has ceased operations. Our consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2001 appear elsewhere in this prospectus. The consolidated statement of income data for the three-month periods ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited interim consolidated financial statements that appear elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future periods. The unaudited pro forma and pro forma as adjusted balance sheet data give effect to the events described in footnotes (1) and (2) below.

      The following data should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Consolidated Statement of Income Data:
Net sales	$139,858	$354,540	$630,053	$848,671	$1,204,834	$199,539	$338,911
Gross profit	12,458	27,959	45,873	62,660	96,621	17,992	25,146
Selling, general and administrative expenses	6,047	12,424	18,389	28,115	42,545	9,943	11,332
Operating income	5,588	13,859	26,089	32,662	51,449	7,398	12,573
Interest expense	(141)	(2,813)	(2,684)	(4,497)	(5,872)	(1,165)	(1,900)
Foreign exchange gain (loss)	(80)	628	(1,510)	(2,112)	(1,914)	(446)	1,655
Income before provision for income taxes, minority interests and extraordinary gain	6,080	11,534	22,520	27,646	44,762	6,491	12,601
Provision for income taxes	(808)	(4,454)	(8,668)	(9,707)	(13,382)	(2,147)	(4,108)
Income before minority interests and extraordinary gain	5,272	7,080	13,852	17,938	31,379	4,344	8,492
Minority interests	—	(77)	(1,159)	(1,739)	(2,326)	(376)	(663)
Income before extraordinary gain	5,272	7,003	12,692	16,199	29,054	3,968	7,829
Extraordinary gain	—	—	—	1,719	—	—	—
Net income	5,272	7,003	12,692	17,918	29,054	3,968	7,829
Net income attributable to common stockholders	5,272	7,003	12,692	17,918	29,054	3,968	7,229

Earnings per share of common stock:
Basic earnings per share	$0.19	$0.26	$0.47	$0.66	$1.07	$0.15	$0.34
Diluted earnings per share	$0.19	$0.26	$0.47	$0.66	$1.07	$0.15	$0.29
Weighted average number of common shares used in calculations:
Basic	27,233	27,233	27,233	27,233	27,233	27,233	21,293
Diluted	27,233	27,233	27,233	27,233	27,272	27,233	29,031

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,737	$16,366	$
Working capital (3)	141,523	123,477
Total assets	435,169	425,798
Total debt (including current portions)	99,800	99,800
Total liabilities	348,301	340,048
Total stockholders’ equity	86,868	85,750

(1)	The unaudited pro forma consolidated balance sheet data give effect to our: (a) payment in April 2004 of previously declared dividends of $5.4 million to our two original stockholders in connection with our December 2003 recapitalization and the refinancing of our senior debt (which amount is accrued as a current liability on our March 31, 2004 consolidated balance sheet); (b) payments in April and July 2004 of (1) aggregate accumulated dividends through June 30, 2004 of $1.2 million to the holders of our Series A Preferred Stock and (2) aggregate accrued interest of $1.7 million to the holders of our 2008 Convertible Notes (the April portions of both of which amounts are accrued as current liabilities on our March 31, 2004 consolidated balance sheet); (c) payment of a $100,000 fee in connection with the April 2004 termination of our previous revolving credit facility and the repayment of all amounts outstanding thereunder and under our previous revolving bank line of credit from borrowings made under our new credit facility with PNC Bank and other lenders, resulting in the $15.6 million bank line of credit being classified as long-term debt; and (d) repurchase in July 2004 of the equity interests of the former minority interest holder of our El Salvadorean and Guatemalan subsidiaries. The unaudited pro forma balance sheet data give effect to each of these events as if it had occurred on March 31, 2004.

(2)	The unaudited pro forma as adjusted balance sheet data give effect, in addition to the events described in footnote (1) above, to our: (a) sale of shares of our common stock in this offering, at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (b) conversion of the Series A Preferred Stock and 2008 Convertible Notes into shares of common stock; (c) use of $30.0 million of the net proceeds of this offering to redeem a prescribed portion (i.e., shares at a per share redemption price of $ ) of the common stock issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes; and (d) assumed repayment of $ of outstanding indebtedness under our new secured credit facility and prepayment of $ owed under an open account with one of our suppliers from the net proceeds of this offering.

(3)	Working capital is defined for this purpose as our current assets minus our current liabilities.

RISK FACTORS

      Investing in this offering involves a high degree of risk. You should consider carefully the risk factors described below and the other information contained elsewhere in this prospectus before deciding to buy shares of our common stock. Any of the following risks, as well as other risks and uncertainties that we have not identified or that we currently believe are immaterial, could harm our business, prospects, financial condition and results of operations, and could cause the trading price of our common stock to decline and, as a result, you may lose all or a part of your investment.

Risks Related to Our Business and Industry

      We are heavily dependent on a few suppliers, particularly Motorola, Inc., or Motorola, to provide us with the products that we distribute; our contracts with Motorola are generally non-exclusive and may be terminated on short notice.

      We are heavily dependent on a few wireless communications device manufacturers, particularly Motorola, for our product purchases. Motorola supplied 52% of our total product purchases in the first quarter of 2004, 64% of such purchases in 2003 and 73% of such purchases in 2002. We distribute Motorola wireless communications products through four separate short-term agreements. Brightstar Corp. is the distributor under three of the agreements and Brightstar U.S., Inc. (a subsidiary of ours) is a distributor under the other agreement. Three of such agreements are non-exclusive and the agreement under which we distribute Motorola’s accessories in Latin America is co-exclusive with Motorola.

      Our distribution agreements with Motorola expire on October 9, 2005, October 1, 2005, December 31, 2004 and October 4, 2004. Motorola may terminate the agreement under which we distribute its wireless mobile phones in Latin America for any reason on 180-days’ notice; it may terminate the agreements under which we distribute Motorola’s accessories in Latin America and wireless mobile phones and accessories in the United States for any reason on 90-days’ notice; and it may terminate the agreement under which we distribute Motorola’s broadband wireless data products (under Motorola’s Canopy brandname) in Latin America for any reason on 30-days’ notice. In addition, Motorola may immediately terminate each of these agreements if we fail to comply with certain obligations, including compliance with laws or Motorola’s ethical standards (as determined by Motorola in its sole discretion) or if we experience bankruptcy, insolvency or a change of control. Motorola may also immediately terminate these agreements if, after notice, we fail to make payment of our obligations to Motorola or if there is a default under any of our agreements with it (including the occurrence of an event or condition that would have a material adverse effect on our financial condition, business, assets or operations).

      In addition, the agreement under which we distribute Motorola’s wireless phones in Latin America permits Motorola to terminate the agreement if less than a specified substantial majority of our quarterly net sales (after certain permitted carve-outs) in any of three Latin American regions, specifically (1) Mexico, (2) Argentina and Chile and (3) Venezuela, Central America, the Caribbean, Bolivia, Colombia, Ecuador, Paraguay, Peru and Uruguay, consists of sales of new Motorola wireless phones and we fail to remedy such breach within a prescribed period of time. We failed to achieve this net sales requirement in each of these regions during the fourth quarter of 2003 and in two of these regions during the first and second quarters of 2004. On July 20, 2004, Motorola waived our non-compliance with the net sales requirement for the fourth quarter of 2003 and the first two quarters of 2004. While we and Motorola have recently revised the net sales requirement in a manner that we believe will increase our ability to comply, we cannot assure you that we will even meet this revised requirement in the third or fourth quarter of 2004 or in other future periods or that, if we fail to do so, Motorola will grant us a waiver. Any termination by Motorola of one or more of our distribution agreements or any significant deterioration in our relationship with Motorola could significantly reduce the availability to us of the products that we offer for sale and have a material adverse effect on our results of operations, business and prospects.

      In order to obtain certain consents from Motorola, we have agreed to release Motorola from claims that we would otherwise have against it for any breach by it of the provisions of our agreements with it that may have occurred prior to August 6, 2004, except for any claims relating to implied or express product warranties and any third-party products liability claims and intellectual property infringement claims. This release prevents us from bringing claims against Motorola for its breach of any such provisions other than such excepted claims.

      We are also dependent on a few other suppliers for our product purchases. Purchases from Samsung Electronics Latinoamerica Miami, Inc., or Samsung, and Sagem, S.A., or Sagem, accounted, in the aggregate, for 11% of our total product purchases in 2003. Our agreements with these other principal suppliers are generally non-exclusive. Our agreements with such suppliers typically may be terminated immediately upon our failure to cure a material breach within specified periods of time (ranging from ten to 90 days), our failure to meet minimum purchase requirements or the occurrence of certain other events. For example, our distribution agreement with Samsung may be terminated by it for any reason on 30 days’ notice and immediately for reasons specified in such distribution agreement, including a change in the ownership or management of our company (other than one relating to this offering).

      A loss of, or a reduction in, orders from our principal customers or in the prices that we are able to charge these customers could have a material adverse effect on our business and results of operations.

      A substantial amount of our sales is concentrated among a relatively small number of customers. Subsidiaries of five companies, América Móvil, S.A. de C.V., or América Móvil, Telefónica Móviles, BellSouth Corp., or BellSouth, Telecom Italia, S.p.A., or Telecom Italia, and Verizon Communications, Inc., or Verizon, accounted for 61% of our consolidated net sales in the quarter ended March 31, 2004 and 69% of such sales in each of 2003 and 2002. Sales to Radiomovil Dipsa S.A., a subsidiary of América Móvil and our largest customer, accounted for 19% of our consolidated net sales in the quarter ended March 31, 2004, 27% of such sales in 2003 and 30% of such sales in 2002. We have only a few long-term distribution agreements with customers. Moreover, the price terms of some of the larger customer contracts involving our principal suppliers are negotiated directly between those suppliers and our customers. The substantial majority of our sales, including all sales to our two largest customers in Latin America, are made through purchase orders placed by our customers. Generally, we provide our integrated supply chain and logistics services through fulfillment agreements. These fulfillment agreements are generally non-exclusive, may be terminated by our customers on as few as ten days’ notice and/or do not require our customers to purchase minimum quantities.

      The markets in which we operate are subject to intense price competition. Because of this and the fact that the substantial majority of our sales are made through transaction-specific purchase orders, we have limited flexibility regarding the prices that we can charge for our wireless communications products and services. Our customers may seek products or services from others at prices lower than we have been able to or can currently provide. There can be no assurance that our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels, or on the same terms, as we attained in prior periods. The loss of any of our principal customers, a reduction in the products or services that they buy from us or our inability to maintain current terms, including price, with our customers could have a material adverse effect on our business and results of operations.

      We are dependent, in large part, on obtaining wireless communications products that meet our customers’ demands on a timely basis.

      We purchase, for resale, wireless mobile phones and accessories from a limited number of wireless communications device manufacturers. Because the markets for wireless phones are typically driven by rapid technological advancements, frequent new product introductions and short product lifecycles, our ability to meet our customer demand depends, in large part, on our suppliers providing us with adequate amounts of brand name products on favorable pricing and other terms. Any failure or delay by our suppliers in supplying us with desired wireless phones or accessories, or in providing these products to us on favorable terms, could significantly impair our ability to obtain and deliver products to our customers on a timely and competitive basis.

      Additionally, the manufacturers that supply wireless communications products to us face intense competition from other manufacturers, including some that may have greater financial and other resources.

Accordingly, other manufacturers may produce wireless phones and accessories superior to or more attractive than those that our suppliers produce and they may also be able to spend significantly more to advertise and market their product offerings. If our suppliers fail to respond on a timely basis to the rapid technological changes that have been characteristic of the wireless communications industry, fail to provide new product offerings that are desired by consumers or are otherwise unable to compete effectively against other wireless communications device manufacturers, the products that we offer may be less desirable and we could suffer a significant decline in our sales. Furthermore, we may lose access to products if the manufacturers that supply wireless communications products to us are acquired by other manufacturers with which we do not have commercial relationships. Any such consolidation of wireless communications device manufacturers could increase our dependence on a few, and decreasing number of, wireless communications device manufacturers and/or disrupt their supply of products to us.

      We may lose customers or business from wireless network operators due to their further consolidation.

      A consolidation of wireless network operators has been occurring over the past several years. For example, it was announced, in February 2004, that Cingular Wireless had agreed to buy AT&T Wireless Services and, in March 2004, that Telefónica Móviles had agreed to buy BellSouth’s Latin American wireless assets. Subsidiaries of both Telefónica Móviles and BellSouth are principal customers of our company. The current level of industry consolidation has reduced, and any future consolidation will reduce further, the number of large customers available for us to provide our products and integrated supply chain and logistics services. We could face increased dependence on fewer wireless network operator customers. Fewer wireless network operators may also result in a reduction or elimination of overall promotional activities as such operators seek to reduce their expenditures, which could, in turn, result in a decreased consumer demand for the products that we sell. We could also lose business if wireless network operators that presently are our customers are acquired by operators that are not our customers.

      If wireless communications device manufacturers or wireless network operators do not continue to outsource certain of their business functions, the demand for the services that we provide would be reduced.

      Our business depends, in large part, on the continued outsourcing by wireless communications device manufacturers and wireless network operators of certain of their business functions to us. We provide distribution and integrated supply chain and logistics services to our customers, such as customization services, just-in-time delivery, point-of-sale minimum/maximum inventory replenishment programs, information management, semi-knock down assembly services, reverse logistics and third-party logistics. Further industry consolidation, increased competition, additional deregulation, technological changes and other developments could reduce the demand by members of the wireless communications industry for outsourced integrated supply chain and logistics services of the types that we provide. In addition, our customers and suppliers may increase the level of business they do with each other directly rather than through us. In order to encourage the continued use of our distribution and integrated supply chain and logistics services, we need to provide these services at competitive prices. If our costs of providing these services increase, we may not be able to correspondingly raise our prices and pass the increased costs on to our customers. If our customers and/or suppliers increase the amount of distribution and supply chain and logistics functions they perform internally or do business directly with each other, it could have a material adverse effect on our business and results of operations.

      The loss of, or reduction in, trade credit from our principal suppliers or our inability to sell accounts receivable could reduce our liquidity, increase our working capital needs and/or limit our ability to purchase products.

      Our business is working capital intensive and our ability to pay for products is largely dependent on our principal suppliers providing us with payment terms that facilitate the efficient use of our capital and on our ability to sell our accounts receivable through factoring arrangements.

      Our distribution agreements with Motorola offer us the ability to purchase Motorola products on open account with a credit limit determined by Motorola based on its own credit criteria. Motorola may reduce the amount of credit that it extends to us under this open account at any time if it determines that our condition, including our financial condition, is unacceptable to it. If Motorola makes such a determination, it could cancel purchase orders, require us to pay cash and/or delay shipment of products. Additionally, we have smaller trade credit facilities with other suppliers. The payment terms that we receive from each of our other suppliers are based on several factors, principally including:

•	our payment history with the supplier;

•	the supplier’s credit granting policies, any contractual restrictions to which it is subject, our creditworthiness as determined by various entities and industry conditions;

•	our recent operating results, financial position and cash flows;

•	prevailing interest rates; and

•	the supplier’s ability to obtain credit insurance on amounts that we owe it.

Adverse changes in any of these factors, many of which are not in our control, could increase the cost to us of financing our inventory, which may limit or eliminate our ability to obtain supplier financing.

      In order to pay amounts owed to our suppliers and generate immediate cash, we often sell the accounts receivable of one of our Mexican subsidiaries through factoring arrangements with financial institutions in Mexico. Our willingness, and the terms on which we are able, to sell accounts receivable are affected by several factors, principally including:

•	the estimated collectibility of our accounts receivable and any contractual restrictions to which we or the factoring institution is subject;

•	general and regional industry and economic conditions, including increases in the costs to us of selling our accounts receivable;

•	our creditworthiness and that of our customers, as determined by various entities; and

•	our and our customers’ operating results, financial position and cash flows.

      The loss of, or reduction in, trade credit available to us from our principal suppliers, particularly Motorola, and/or limitations on our ability to sell our accounts receivable, could significantly reduce our liquidity, increase our working capital needs and/or limit our ability to purchase products.

      A substantial percentage of our net sales is generated in Mexico and other countries in Latin America, which have political, economic, currency and other risks.

      Our operations are in large part located in Mexico and other countries in Latin America and a substantial percentage of our net sales is generated from such countries. For the quarter ended March 31, 2004, sales in Mexico represented 32% of our consolidated net sales and sales, in Latin American countries other than Mexico, represented 29% of such net sales. For the year ended December 31, 2003, sales in Mexico represented 47% of our consolidated net sales, and sales in Latin American countries other than Mexico represented 22% of such net sales. A significant portion of our sales originate in our Miami distribution center and have been made to customers located outside of the United States and is reflected as net sales in the United States, rather than as net sales in such countries because it is impracticable to do so as such information is not available. We presently have offices and facilities in Puerto Rico and 14 countries in Latin America: Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Mexico, Paraguay, Peru and Venezuela. As of December 31, 2003, 65% of our consolidated accounts receivable were comprised of the accounts receivable of our Latin American subsidiaries. There are a number of political, economic, currency and other risks and uncertainties associated with our Latin American operations. The following are examples of risks to which we are subject and events involving us:

•	Our sales in foreign countries could decline if those countries were to impose additional tariffs import and export controls or other trade barriers that restrict our ability to sell products in such countries. Potential transportation delays across foreign borders could also result in reduced sales.

•	We could experience problems in receiving cash from foreign customers due to longer payment cycles and to difficulties encountered in collecting accounts receivable from them. Due to currency controls in Venezuela, we have experienced difficulty in collecting our receivables in a timely manner from our largest customer in Venezuela.

•	Changes in promotional programs offered by wireless network operators may reduce regional consumer demand for the products and services that we offer.

•	The demand for wireless communications products could decline as a result of political, social or economic conditions and changes in Latin America, including political instability. Economic slow-downs could result in higher levels of inventories in our distribution channels and decrease our gross and operating margins.

•	We could experience difficulties in staffing, monitoring and managing our foreign operations.

•	We could be subject to adverse tax consequences, including the imposition of withholding or other taxes on payments made by our subsidiaries.

•	We could incur significant costs in complying with a variety of foreign laws, trade customs and practices and changes in regulatory requirements.

•	We could suffer adverse legal consequences if our salespeople do not comply with applicable U.S. and foreign laws, particularly import and export regulations.

•	The value of our receivables and other assets could decline if foreign countries were to devalue their currencies as, for example, Venezuela did in 2003 and 2004. We believe that recent economic and political developments in Argentina, Venezuela and the Dominican Republic have increased the risk of further currency devaluations and that such devaluations would likely have an adverse effect on our operations in those countries. Our Argentinean, Venezuelan and Dominican Republic subsidiaries, on a combined basis, accounted for approximately 6.3% of our consolidated net sales for the quarter ended March 31, 2004 and 6.0% of our consolidated net sales for the year ended December 31, 2003. Additionally, we sell product into these countries from our Miami distribution facility.

•	We are currently evaluating the feasibility of moving a part of our operations (including some of our inventory) from Miami to Brazil. Any transfer of a significant portion of our operations from Miami to Brazil could increase our exposure to the political, economic, currency and other risks and uncertainties of operating in Latin America.

      The wireless communications industry is intensely competitive and we may not be able to compete successfully in this industry.

      We compete, and expect that we will continue to compete, for sales of wireless phones, accessories and data equipment with several well-established wireless communications device manufacturers and distributors. Our major direct competitors in the distribution business area are Brightpoint, Inc. and CellStar Corporation, both of which are publicly-traded companies. We compete principally on the basis of price, inventory availability, delivery time and service. Increased price competition could reduce our gross profit and gross margin. We may increasingly compete with wireless communications device manufacturers that decide to provide their products directly to wireless network operators. If, for example, Motorola were to decide to sell the wireless communications products that we now distribute for them directly to wireless network operators, particularly in Latin America, there would likely be a material decrease in our overall net sales, independent of any decrease in sales resulting from our loss of Motorola as a supplier. The business of distributing wireless phones and accessories has relatively low barriers to entry, particularly in the United States and in some Latin American countries. As a result, additional new competitors may choose to enter our industry. Many of our current competitors have, and many of our future competitors likely will have, more name and brand recognition and greater financial and other resources than us. This enables them both to withstand substantial price competition and to implement extensive advertising and promotional programs, either generally or in direct response to efforts by competitors to enter into the market or introduce new products.

      We rely on our wireless communications device suppliers to provide us with new product offerings that are attractive to consumers. Competition among wireless communications device manufacturers may, therefore, adversely affect our ability to compete successfully in the wireless communications industry to the extent that the products for which we have distribution or other rights are less marketable than, or otherwise not as competitive as, those for which we do not have such rights.

      We must continually anticipate and respond to competitive factors affecting our industry, including changing outsourcing requirements, new products, changes in consumer preferences, demographic trends, international, regional and local economic, social and financial conditions and our competitors’ discount pricing and promotional programs. As the wireless communication markets mature and as we seek to enter into additional markets and offer new products, we expect that the competition that we face will intensify. We cannot assure you that we will be successful in this competitive environment. In addition, wireless network operators may adopt policies requiring their dealers and sales representatives to purchase products directly from them or wireless communications device manufacturers rather than from distributors like us. Implementation of these policies could have a material adverse effect on our business, prospects and results of operations.

      Our business and growth could be hindered if we fail to retain our key employees and attract additional qualified personnel.

      Our success depends, in large part, on the continued service of our officers, particularly R. Marcelo Claure, the Chairman of our board of directors and our President and Chief Executive Officer; Denise Gibson, our Chief Operating Officer and President and Chief Operating Officer of Brightstar U.S., Inc., and Oscar J. Fumagali, our Chief Financial Officer, each of whom has significant experience in the wireless communications industry and in the geographic markets where we operate. Although we have employment agreements with some of our officers, including Messrs. Claure and Fumagali and Ms. Gibson, we may not retain the services of one or more of these or other officers or key employees. The loss of any of our executive officers or other key employees through death or disability, resignation or otherwise could have a material adverse effect on our business and prospects. Further, if Mr. Claure were not to remain our Chief Executive Officer, certain of our material contracts, including those with Motorola, could be in default, which could result in their termination with resulting harm to our business. We do not have key-man insurance on the lives of any of our officers. In addition, in order to support our growth, we must effectively recruit, train and retain additional qualified management. Our inability to attract and retain additional necessary personnel could delay or hinder our success and growth.

      We are subject to rapid technological changes in our industry, resulting in short product lifecycles, and we may experience product obsolescence and not succeed in responding to such changes.

      The markets for our products are characterized by rapid technological changes and frequent new product introductions, often resulting in product obsolescence and relatively short product lifecycles. In order to remain competitive, we must continually anticipate and respond to future technological changes in our industry and identify, obtain and market new and attractive products. Competitors in the wireless distribution business area and manufacturers may produce and market products that have perceived or actual advantages over the products that we distribute or that otherwise render our products obsolete or less marketable. If this were to occur, our sales could be significantly reduced.

      In addition, the use of the recently developed Voice over Internet Protocol and other technologies that enable users to make telephone calls using a broadband Internet connection or technological upgrades in traditional landline communications systems could reduce the overall demand for wireless communications products. To the extent that such technologies compete with the products and services that we provide, it would likely reduce the demand for our products and services.

      The accurate anticipation of technological and market trends is a complex, uncertain and often costly process, as is the process of managing our existing inventory. We cannot assure you that we will respond to such changes successfully or identify, obtain and timely provide the products necessary for us to remain competitive. Any failure to do so might require us to sell our inventories at below their cost or to write-off inventory balances, resulting in a loss to us.

      Our future growth depends on our ability to expand our business and enter into new geographic markets and we may be unable to do so.

      A substantial majority of our sales is derived from sales of wireless phones. This area of our business operates on a high-volume, lower-margin business model. Our future growth depends, in significant part, on our ability to expand our integrated supply chain and logistics services and to diversify into higher margin products and services. Many of our customers and suppliers perform such functions on their own and may continue to do so in the future. In addition, our growth could be adversely affected by a decline in the wireless telecommunications and data industry generally or regionally, either of which could result in reduction or deferral of purchases by our customers. We cannot assure you that we will be able to expand our integrated supply chain and logistics services to the level necessary to successfully grow our business.

      We intend to expand our operations in Brazil and enter into new geographic markets outside of the Americas. We cannot, however, assure you that we will succeed in any such expansion. In order to achieve our desired growth, we will need to manage our operations effectively, expand our services and integrate successfully any new businesses that we acquire into our operations. We cannot assure you that we will increase, or even maintain, our existing distribution business, the number of customers to which we provide such services or our sales. In addition, we cannot assure you that we will increase our penetration of the markets that we are in or successfully enter any new markets. Moreover, we cannot assure you that any other markets that we enter will not negatively impact our margins.

      We rely on independent contractors to facilitate the sale of our products to some large customers and the loss of these contractors could adversely affect our business and results of operations.

      In addition to our internal sales force, we rely on independent contractors to facilitate the sale of our wireless communications products. These independent contractors have important relationships with some of our largest customers, principally including Radiomovil Dipsa and Telcel, C.A. The agreements that we have with them have only one-year terms. The loss, refusal or failure of these independent contractors to promote our products could materially interfere with our ability to distribute wireless communications products to customers in certain geographic markets and could result in a loss of business from the customers that they serve. Changes in the financial or other condition of these independent contractors or an increase in the commissions payable by us to them could also adversely affect our business, prospects and results of operations.

      If we make any acquisitions, we will incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations; in addition, we would need the prior approval of Motorola and our secured lenders to make any significant acquisitions.

      If appropriate opportunities arise, we will seek to acquire businesses or companies and to enter into relationships with, or invest in, third parties that we believe are strategic fits with us. The consummation of any significant acquisition of or investment in a third party is subject to the prior approval of Motorola and our secured lenders. There can be no assurance that Motorola and our secured lenders will provide such approvals. Any failure to obtain such approvals on a timely basis could result in our inability to effect certain acquisitions. We have no present commitment or agreement concerning any material acquisition of or investment in a third party. If we make any acquisitions, we could:

•	issue equity securities that have rights, preferences or privileges senior to our common stock and/or dilute our then current stockholders’ ownership;

•	incur additional (perhaps substantial) debt that imposes restrictions on our operations; and

•	assume contingent and/or unknown liabilities.

      We may not be able to integrate any businesses or companies that we acquire in the future without significant expenditures of operating, financial and management costs, time and resources. In addition, future acquisitions, investments or relationships could negatively impact our financial performance and/or business relationships with our suppliers and customers. Further, recent changes relating to the accounting for business combinations, requiring potential annual impairment charges, could have a negative impact on our results of operations, as could the costs of acquisitions. In making any future acquisitions, investments or relationships, we will rely significantly on the agreements, representations and warranties of the sellers or third parties. Although we may have contractual and other legal remedies for losses that we may incur as a result of breaches of the sellers’ or other third parties’ agreements, representations and warranties, we cannot assure you that our remedies will adequately cover any losses that we incur. We may become subject to unknown, contingent or unexpected liabilities as a result of any acquisitions. Any of these consequences could harm our business and results of operations.

      As part of our business strategy, we have entered, and intend to continue entering into additional relationships, including joint ventures, with wireless communications device manufacturers, wireless network operators and other participants in the wireless communications industry. We may enter into various agreements with some of these entities and provide them with equity or debt financing. Our ability to benefit from these relationships will depend, in large part, on the economic viability and expertise of the entities that we select as our strategic partners and the amount of time and resources that these partners devote to our relationships. We may receive minimal (or no) business from these relationships and joint ventures or at levels significantly lower than we anticipated. The benefits that we receive from these relationships may not offset our losses from, or the investments that we make in, these relationships. We may not achieve favorable returns on our investments in these parties within an acceptable period, if at all.

      Our level of indebtedness could adversely affect or limit our business and operations.

      As of June 30, 2004, we had $129.5 million of outstanding indebtedness (excluding factoring arrangements). On the completion of this offering, we will convert the $31.75 million principal amount of our 2008 Convertible Notes into common stock. Our level of indebtedness could have adverse consequences to us, principally including the following:

•	if we default on our secured debt, the lenders may foreclose on our assets and/or our subsidiaries’ capital stock, and we might not be able to continue as a going-concern;

•	if there is an event of default under any of our agreements with Motorola, all of our outstanding obligations under such agreements could accelerate and such agreements may be terminated by Motorola;

•	if there is an event of default under any of agreements with Motorola, or if any of such agreements are terminated by Motorola, our obligations to the lenders under our secured credit facility could become accelerated;

•	we may need to use a significant amount of our cash flow for debt service rather than for our operations or expansion;

•	we may be unable to obtain additional debt or equity financing in the future on acceptable terms, if at all, and, as a result, we could be prevented from taking advantage of significant business opportunities, including acquisitions and joint ventures;

•	our operations and ability to effect financings are subject to a number of restrictions under our secured credit facility with PNC Bank (and other lenders) and under our open account with Motorola that could prevent or delay actions that we would otherwise take;

•	we may be limited in our ability to enter into new commercial relationships because we have granted security interests in our U.S. assets to our secured lenders and our foreign subsidiaries’ assets and a majority of their outstanding capital stock to Motorola;

•	our vulnerability to adverse economic (including interest rate) and industry conditions could be increased; and

•	we could be at a competitive disadvantage with competitors having less indebtedness.

      Our borrowing availability under our secured credit facility is based on the amounts of our eligible accounts receivable and inventory. Accordingly, any significant decrease in our eligible accounts receivable or inventory would limit our ability to borrow funds necessary to finance our operations and our expansion plans. We are evaluating the feasibility of moving a part of our operations (including some of our inventory) from Miami to Brazil. Such a move could cause a significant portion of our inventory to be deemed not eligible for purposes of determining our borrowing availability, which might cause us to seek to refinance; we cannot assure you that we would be able to refinance. The terms of our credit facility also restrict our ability to incur additional indebtedness, which could limit our ability to expand operations. Our secured credit facility and our open account terms with Motorola restrict our ability to sell or purchase assets and make certain payments, including dividends, to repurchase our common stock and to merge with or acquire other entities.

      Our outstanding indebtedness and payables are secured by a large number of our outstanding shares of common stock, our assets and the capital stock of our subsidiaries; a default on our obligations could result in a foreclosure on our outstanding shares and our assets and/or a change in control of our company.

      Our credit facility with PNC Bank and other lenders is secured by all of our assets in the United States and Puerto Rico. In connection with the open account terms that it provides to us, we have granted to Motorola a security interest in all of the assets of our foreign subsidiaries and a junior security interest in all of our assets in the United States and Puerto Rico and pledged to it a majority of the outstanding capital stock of our foreign subsidiaries. Furthermore, the shares of common stock held by our largest stockholder, representing 94% of our outstanding common stock, or      % after giving effect to this offering, have been pledged to Motorola to further secure our obligations under agreements with it. Motorola has agreed to release R. Marcelo Claure’s pledge and personal guarantee of our obligations to Motorola in their entirety on the completion of this offering so long as the gross proceeds from this offering are at least $75.0 million. In addition, Motorola has agreed to release such pledge and guarantee, on a pro rata basis, on the completion of this offering to the extent that the gross proceeds from this offering are less than $75.0 million. Further, the shares of Brightstar U.S., Inc. owned by us have been pledged to Motorola in order to further secure our obligations under our agreements with it. If we default on these obligations, our indebtedness could become immediately due. As a result, our lenders could terminate their credit facilities, and our lenders or creditors foreclose on, and sell the shares of common stock pledged by our largest stockholder, our assets and/or the assets and capital stock of our subsidiaries. If any such foreclosure or sales (other than in connection with this offering) resulted in Mr. Claure being deemed not to control our company, some of our material contracts, including our secured credit facility and agreements with Motorola, would be in default and could be terminated, with resultant harm to our business.

      We may have difficulty collecting our receivables; we have some receivables significantly overdue.

      We currently offer, and intend to continue to offer, account terms to some of our customers that subject us to credit risks, particularly when the receivables we generate are from sales to a limited number of large customers or are concentrated in particular countries. We may experience problems if and to the extent that our business grows and we extend credit in larger amounts and/or to more customers, particularly dealers and agents of some of our larger customers. Due to currency controls in Venezuela imposed in January 2003, as of June 30, 2004, we had $64.7 million of accounts receivable due from our largest customer in Venezuela, of which $32.0 million was more than 90 days overdue. If it appears that our customers will not have access to U.S. dollars for an extended period of time in Venezuela, we may decide to limit or not to make any future sales to this customer, which could significantly reduce our future overall net sales. Also, we believe that economic and political developments in Argentina, Venezuela and the Dominican Republic have somewhat increased the risk of collecting our accounts receivable in such countries. In addition, the environment in which we operate may require us to offer competitive payment terms in order to obtain or retain customer contracts. In some circumstances, such financings could be large and involve risks of non-payment. As a result, we may suffer losses related to bad debt.

      The collection of our accounts receivable and our ability to accelerate our collection cycle through sales of our accounts receivable are affected by several factors, including our credit granting policies, contractual restrictions, our and our customers’ creditworthiness, industry and economic conditions and our customers’ financial condition. Adverse changes in any of these factors, many of which we cannot control, could create delays in collecting or an inability to collect our accounts receivable.

      We depend on third parties to manufacture the products that we distribute and rely on their quality control procedures.

      We depend on third parties to manufacture the wireless phones and accessories that we distribute. Accordingly, we rely on the quality control procedures of these third parties, which has the risk to us of supplier failure and customer dissatisfaction with the quality or performance of the products that they produce. Quality or performance problems involving our third-party manufacturers or adverse changes in their financial or other condition could disrupt our ability to supply products to our customers. As a general matter, we do not separately provide warranties for the wireless communications products that we distribute, but we pass on to our customers the manufacturers’ product warranties. These warranties permit the return of defective products, including those returned to us by our customers. As a result, we depend on the quality of the products provided to us by our suppliers and the extent and reliability of their warranties for our customers’ satisfaction. We cannot assure you that:

•	our supplier relationships will continue as presently in effect;

•	our suppliers’ quality control procedures and product warranties will be adequate;

•	our suppliers will reimburse us for manufacturer warranties that we pass on to our customers;

•	our suppliers will be able to obtain the components necessary to produce high-quality, technologically advanced products for us; or

•	we will be able to obtain adequate alternatives to our supply sources if they were interrupted.

      We perform semi-knock down assembly, or SKD, services for one of our suppliers; our performance of SKD services is not part of our core business which may cause us to be subject to certain risks.

      In Mexico, we perform SKD services for Sagem, one of our suppliers. Such services involve the purchase of wireless product components, the assembly of such components in accordance with Sagem’s specifications and the distribution of such products. We are building a manufacturing plant in Argentina and, during the second half of 2004, we intend to expand our SKD services into Argentina on behalf of Sagem. We also intend to perform similar services for other suppliers in the future as opportunities to do so arise.

      Our performance of SKD services is not part of our core business which may cause us to be subject to certain risks. Specifically, we are subject to the risk of customer dissatisfaction with the quality and performance of the products that we generate in the performance of our SKD services. Further, in order to perform our SKD services, we purchase components from a limited number of wireless communications device manufacturers. Any failure or delay by these manufacturers to supply us with components, or to provide these components on favorable terms, could significantly impair our ability to obtain and deliver products to Sagem or other suppliers on a timely and competitive basis. In addition, we may experience operating inefficiencies which could result in a reduction in the gross margins that our business generates. By providing SKD services, we are entitled to certain tax benefits in Argentina and Mexico. We cannot assure you that we will remain entitled to receive such tax benefits.

      Our sales and operating results may fluctuate significantly on a quarterly basis as a result of several factors.

      Our operations are influenced by a number of factors, both general and specific to the different countries and markets in which we operate, which may cause our sales and operating results to fluctuate significantly on a quarterly basis. These factors principally include:

•	the purchasing patterns of customers in different geographic markets;

•	the timing of introductions of new products and services by our wireless communications device suppliers and competitors;

•	any promotions and purchase subsidies by wireless network operators;

•	any rebates or price reductions by wireless communications device manufacturers;

•	the timing of local holidays and other events affecting consumer demand;

•	any increases in year-end product purchases by our customers for tax-planning reasons;

•	our product and service mix and the associated margins;

•	general and regional economic, monetary and political conditions; and

•	the availability and pricing of our products and services.

      We believe that consumer electronics and retail sales historically have been higher during the second half of the calendar year, particularly during the fourth quarter and in Latin America. This fact has historically contributed to an increase in net sales during the third and, most significantly, the fourth quarters of our fiscal years. Additionally, if unanticipated events occur, including delays in obtaining adequate inventories of competitive products during peak sales periods or significant decreases in sales during these periods, our quarterly sales and operating results could fluctuate significantly.

      We may suffer from theft of inventory.

      We store significant quantities of inventory at warehouses in the United States and in Latin America. In the past, we have experienced inventory theft at, or in transit to or from, certain of these facilities, including those in Chicago, Miami and Mexico. In the future, we may be subject to significant inventory losses due to theft, particularly in some of the foreign countries in which we operate. Any losses of inventory could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. In addition, any claims made by us under our insurance policies could result in significant increases in the insurance premiums payable by us.

      We may become subject to lawsuits alleging (1) health problems resulting from use of the wireless phones or other products that we distribute or contract manufacture or (2) product warranty or liability claims that could adversely affect our business and results of operations.

      Litigation has been instituted and claims made against manufacturers and resellers of wireless phones over the past years alleging various medical risks and problems, including cancer, associated with the use of wireless phones. A substantial portion of our revenues is derived indirectly from sales of wireless phones. We may become subject to lawsuits alleging various health problems resulting from the use of the products that we distribute or make. If any future studies find health problems associated with the use of wireless phones, or if any damage claims against us are successful, it could have a material adverse effect on our business, prospects and financial condition. Even an unsubstantiated perception that such health problems exist could adversely affect our customers’ ability to market wireless phones.

      Although historically we have not had significant product liability or warranty claims, we cannot assure you that we will not have any in the future or that our insurers will cover, or our suppliers will indemnify, us for liabilities that we may incur. As a distributor of products, we are subject to product liability and warranty claims. Any losses arising from product liability or warranty claims could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. In addition, any claims made by us under our insurance policies could result in significant increases in the insurance premiums payable by us. Additionally, we manufacture, through third-party manufacturers, and sell fixed wireless communications products. In Mexico, we perform SKD services for Sagem, one of our suppliers. Such services involve the purchase of wireless product components, the assembly of such components in accordance with Sagem’s specifications and the distribution of such products. We are building an assembly plant in Argentina and intend, during the second half of 2004, to expand our SKD services into Argentina on behalf of Sagem. We also intend to perform similar services for other suppliers in the future as opportunities to do so arise. Accordingly, we may be subject to product liability and warranty claims from the use of our fixed wireless communications products and the wireless communications products on which we perform SKD services. Any substantial liabilities resulting from such claims could have a material adverse effect on our business and results of operations.

      Fluctuations in foreign currencies could have a material adverse effect on our financial condition, cash flows and results of operations.

      While we generally transact our business in U.S. dollars, some of our transactions are denominated in other currencies. Fluctuations in currency exchange rates could reduce the demand for products, including ours, sold in U.S. dollars and/or increase the amounts to be paid by us to foreign suppliers. Additionally, we incur employee and other costs in foreign currencies. As a result, our costs will fluctuate along with the currencies and general economic conditions in the Latin American countries in which we do business, which could harm our operating results. In countries in which we are required to pay suppliers in local currency, we may from time to time purchase forward contracts to hedge transactional currency risk. Our management, however, has limited experience in these types of transactions and we have incurred losses in some of such transactions. Moreover, hedging, even if done well, may not effectively limit our exposure to a decline in operating results due to foreign currency fluctuations. Fluctuations in foreign currencies could have an adverse effect on our financial condition, cash flows and results of operations.

      We may need to make significant investments in information technology in order to grow our business; interruptions in the functioning of our information technology systems could significantly disrupt our business.

      In order to remain competitive and to meet our customers’ technical and performance requirements, we rely on effective information technology systems. As we have grown, we have become increasingly dependent on the collection and use of our sales, inventory and other data. Any substantial interruption in the functioning of our information technology systems could result in the loss of data and significantly disrupt our business. Accordingly, we may need to implement new and additional systems. We are in the process of implementing Microsoft’s Solomon software, which is an enterprise resource planning system. We expect to effect this integration by the second quarter of 2005. In connection with the implementation of this, or any future, technology, we could incur significant costs and may experience delays or harmful business interruptions, which could cause us not to meet the performance levels required by our customers and result in a disruption of our business. We anticipate that we will need to make significant investments in order to enhance our information systems and develop additional logistics services in the future. Our insurance may not adequately cover us for any losses that we incur if we lose data or the use of our equipment or systems, either temporarily or permanently, and, as a result, lose business. In addition, a significant increase in the costs of additional technology that are not recoverable through increases in the prices that we charge could have an adverse effect on our financial condition and results of operations.

      Compliance with new and changing corporate governance laws, regulations and disclosure rules will be costly.

      Our compliance with new and changing laws, regulations and standards relating to corporate governance and disclosure for public companies, principally including the Sarbanes-Oxley Act of 2002 and changes to the Nasdaq Stock Market Marketplace rules, will require us to incur significant costs and expend significant worktime and resources. For example, we are seeking to increase the number of independent members on our board of directors to ensure compliance with such regulations and are also in the process of designing internal control methods, which could prove quite costly. We expect to expend significant resources in order to comply with these and other changing laws, regulations and standards, which could result in increased general and administrative expenses and a diversion of our management time and attention from revenue-generating activities. Also, we may have difficulty in identifying and complying with some of these new legal requirements, which have few judicial decisions interpreting them.

      Our business could be adversely affected by shortages in qualified employees in the regions where we operate.

      Our distribution and integrated supply chain and logistics services are labor intensive. Our business could be adversely affected by shortages in qualified employees in the geographic regions where we operate. A considerable portion of our direct costs consist of wages to hourly workers and a significant portion of our labor force is contracted through temporary agencies in the United States and third-party providers in the foreign markets in which we operate. While historically we have not experienced significant workforce turnover, we cannot assure you that it will not occur. If our labor turnover rate does increase, we may need to increase our recruiting and training efforts and expenditures; as a result, our operating efficiencies and business could be adversely affected.

      The growth in our business, together with seasonal increases in our sales, have required us to recruit and train personnel at an increased rate from time to time. We may not be able to continue to hire, train and retain a significant number of qualified individuals when needed, if at all. Increases in employee wages and benefits and employment taxes and/or labor problems could have an adverse effect on our business and results of operations.

      We are subject to a number of potentially costly requirements governing our operations, including regulatory and contractual requirements related to our operations; some of our prior export documentation may have contained errors in violation of U.S. Census Bureau regulations and federal law.

      We are subject to a number of legal and contractual requirements governing our operations, including varied and complex regulations relating to our operations, such as customs, import/export, tax and employment matters, tariffs and trade barriers. In addition, we are subject to a labor agreement for certain of our employees in Mexico and to individual employee agreements. These legal and contractual requirements address a number of issues affecting our employees, including hiring, work time, working conditions, wages and benefits, anti-discrimination and termination of employment. The significant costs of complying, and the liabilities for any non-compliance, with these requirements could adversely affect our results of operations and financial condition.

      In July 2004, we discovered that some of our employees erroneously completed and filed certain export documentation with the U.S. government concerning some product exports that we made on behalf of one of our customers. Following our discovery of these errors, we engaged counsel to conduct an inquiry of our export documentation practices. While such counsel concluded that there were no pervasive irregularities in our practices, we have initiated procedures to address our prior export documentation errors. Moreover, our erroneous filings may constitute violations of U.S. Census Bureau regulations and federal law. While we do not believe that any such violations will have a material adverse effect on our operations or financial condition, we may be subject to fines and other penalties. Also, despite our efforts to monitor compliance, violations of such regulations and laws may occur in the future.

      Two of our executive officers are minority owners of our subsidiaries and potential conflicts of interest exist that could result in decreased net income to us and lost business opportunities; there are other potential conflicts of interest.

      Our Chief Operating Officer, Denise Gibson, is a minority owner of Brightstar U.S., Inc., our U.S. subsidiary, and, under her employment agreement, is also entitled to receive 3% of the annual net income of Brightstar U.S., Inc. The net income of Brightstar U.S., Inc. in 2003 was $1.3 million. As a result of her ownership interest in Brightstar U.S., Inc., her employment agreement and her position with us, there is the potential for a conflict of interest between Ms. Gibson’s interests and ours. For example, there are the risks that potential business opportunities could be diverted away from us and towards Brightstar U.S.,

Inc. in order to increase its net income, thus resulting in increased compensation to Ms. Gibson. This potential conflict of interest could result in decreased net income to us and lost business opportunities.

      Jaime Narea, the President and owner of a 49% membership interest in Narbitec, LLC, one of our subsidiaries, is also entitled to an annual bonus equal to 3% of Narbitec’s pre-tax earnings. As a result of his ownership interest in Narbitec and his position with Narbitec, there is the possibility of a conflict of interest between Mr. Narea’s interests and ours. For example, there are the risks that potential business opportunities could be diverted away from us and towards Narbitec in order to increase its net income, thus resulting in increased compensation to Mr. Narea. This potential conflict of interest could result in decreased net income to us and lost business opportunities. Also, the general managers, regional directors and other key personnel at our subsidiaries are entitled, in the aggregate, to bonuses of up to 3% of the annual net income of the respective subsidiaries that they manage. As a result, there is the potential for conflicts of interest between such persons’ interests and ours.

      We may be unable to obtain and maintain adequate insurance at reasonable costs.

      It has become increasingly difficult to obtain adequate insurance coverage at reasonable costs due to the concerns of many insurers with large, unanticipated damage awards by juries and terrorism. Our operations and financial condition could be adversely affected by a loss for which we do not have insurance, that is subject to an exclusion or that exceeds our applicable policy limits. Moreover, increasing insurance premiums could adversely affect our future operating results. While we have directors and officers insurance that we believe is acceptable, this insurance may become difficult to obtain or extremely expensive. Any failure by us to obtain directors and officers insurance could discourage qualified individuals from serving as members of our board of directors or officers of our company.

      We depend, in part, on trade secret and copyright laws and agreements with our key employees and other third parties to protect our proprietary rights that could provide us with inadequate protection.

      Our business is dependent, in part, on our proprietary information. We rely on trade secret and copyright laws to protect our proprietary knowledge, particularly our business methods and database of customers, suppliers and business terms, such as pricing. We regularly enter into non-disclosure and non-competition agreements with our key employees and seek to restrict access to our trade secrets and other proprietary information. However, these measures may prove inadequate to prevent misappropriation of such information. Also, our competitors may independently develop technologies or business methods that are substantially equivalent or superior to our technology. We have offices and conduct our operations in a number of countries outside of the United States. The laws of some of these countries do not protect proprietary rights to the same extent as do laws in the United States. In addition, although we believe that our business methods and proprietary database have been developed independently and do not infringe on the rights of others, third parties might assert infringement or similar claims against us, and our business methods and software may be found to infringe on the proprietary rights of others. Any litigation in which we become involved concerning our intellectual property rights, either in defending against or prosecuting claims, could be costly, divert the time and attention of our management and/or result in significant liabilities to us.

      We may be subject to various tax liabilities and our deferred tax assets may not be realizable.

      We are potentially liable for Brazilian taxes in connection with having transacted business with a company in Brazil that is now dissolved. We presently believe that it is possible that we may be subject to claims and assessments from the Brazilian taxing authority that range between an estimated $1.0 million to $2.0 million. However, we cannot assure you that the tax and/or other liabilities to which we may be subject in Brazil will ultimately be within this range.

      From time to time, we are subject to investigation and/or audits by taxing authorities relating to our U.S. or foreign operations, covering a wide range of income or other tax matters, including intercompany loans (advances) outstanding for short periods that may be deemed dividend payments and subject to tax liability. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to us. We have established accruals for matters that we believe are probable and reasonably estimable. Whenever justified, we expect to vigorously defend such claims, although there can be no assurance that we will ultimately prevail with respect to any such claims.

      We recognize deferred tax assets and liabilities based on the differences between our financial statement carrying amounts and the tax bases of our assets and liabilities. We review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a change in the actual tax rates or the time period within which the underlying temporary differences become taxable or deductible, we may be required to increase the valuation allowance against our deferred tax assets, thereby resulting in an increase in our effective tax rate and an adverse impact on our future results of operations.

      If we account for employee stock options using the fair value method, it could reduce our net income.

      There has been ongoing public debate whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standards Board issued a proposed Statement that, if adopted, would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method, as described in such proposed Statement, we could have significant and ongoing accounting charges that could reduce our net income. Because of the relatively low gross margin that our overall business typically generates, the impact of these accounting charges on our margin if we recorded expenses for our stock-based compensation plans using the fair value method would be magnified.

Risks Related to This Offering

      There has been no public market for our common stock; our stock price could be volatile and decline following this offering, resulting in a substantial loss on your investment.

      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent, if any, to which an active trading market for our common stock will develop or be sustained. The absence of any active trading market could adversely affect your ability to sell shares and could depress the market price of those shares. The initial public offering price has been determined through negotiations between us and the representatives of our underwriters and may bear no meaningful relationship to the price at which our common stock will trade following the completion of this offering. In general, the stock market has been highly volatile and the market price of our common stock may also be volatile. Investors may incur substantial losses as a result of decreases in the market price of our common stock, including decreases unrelated to our financial condition, operating performance or prospects. The market price of our common stock could fluctuate widely and decline as a result of a number of factors, including the following:

•	our short- and long-term operating performance and the operating performance of other companies within the wireless communications industry;

•	changes in our net sales or in earnings estimates of or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the media or investment community;

•	political, monetary, social and economic events and conditions in Latin America;

•	currency fluctuations and devaluations;

•	hostilities and terrorist acts; and

•	general market and economic conditions, including factors not directly related to our performance.

      In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. Any such litigation against us could involve substantial costs and liability and divert our management’s time, attention and resources.

      R. Marcelo Claure will still own      % of our common stock after this offering and his interests may conflict with those of other stockholders.

      On the completion of this offering, R. Marcelo Claure, our President and Chief Executive Officer, will own      % of our outstanding shares of common stock, based on the shares outstanding as of July 31, 2004 and assuming: (1) the conversion of our Series A Preferred Stock and 2008 Convertible Notes into shares of common stock on the completion of this offering (and our redemption of           of such shares), (2) our sale of            shares in this offering and (3) the exercise in full of the over-allotment by the underwriters, including Mr. Claure’s sale of            shares upon exercise of the option. See “Principal and Selling Stockholders.” As a result of his ownership, Mr. Claure may be able to direct our affairs and to cause the approval (or rejection) of matters requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of mergers and sales of all or substantially all our assets. The interests of our largest stockholder may at times be inconsistent with the interests of our other stockholders or the judgment of our entire board of directors. Sales by Mr. Claure of his shares into the market could have a negative impact on our company and may occur at times and under circumstances that are not favorable to our other stockholders. Specifically, if Mr. Claure were to resign as our Chief Executive Officer and/or make sales that result in him holding less than 25% of our outstanding common stock, our material contracts with Motorola would be in default, which could result in their termination with resulting harm to our business. Furthermore, under our agreements with Motorola, we are restricted from issuing additional shares of our equity securities if such issuances would result in Mr. Claure holding less than 25% of our outstanding common stock. Certain of our other agreements, including our secured credit facility, could be deemed to be in breach if substantial changes in the ownership of our company were to occur after the completion of this offering.

      Some provisions of our certificate of incorporation and by-laws could delay or prevent transactions that many stockholders may favor.

      Some provisions of our certificate of incorporation and by-laws, to be effective upon completion of this offering, could have the effect of delaying or preventing a tender offer or other takeover attempt of our company that many of our stockholders might consider favorable, including attempts that might result in a premium over the prevailing market price of our common stock. These provisions are intended by us to enhance the likelihood of stability in the composition of our board of directors and in the policies of the board and to discourage or delay certain transactions that involve a potential change in control of our company. They are designed also to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics often used in proxy contests. These provisions, however, could have the effect of discouraging others from making tender offers for shares of our common stock. These provisions may also have the effect of preventing or delaying changes in our management.

      Our certificate of incorporation and by-laws provide that:

•	our board of directors is divided into three classes with staggered three-year terms; the staggered terms have the effect of requiring at least two stockholder meetings to replace a majority of the members of the board;

•	our board of directors has the ability to issue so-called “blank check” preferred stock, without further stockholder approval, with such rights, preferences, privileges and restrictions as set by the board;

•	any action required or permitted to be taken by our stockholders at a meeting may be taken only if approved at such a meeting; and

•	any special meeting of the stockholders may be called only by our board of directors, the Chairman of our board or our Chief Executive Officer.

      These provisions, which may be amended or repealed only by the affirmative vote of the holders of at least 66.67% of our outstanding shares of capital stock, could delay, until the next stockholders’ meeting, stockholder actions that are favored by the holders of a majority of our outstanding capital stock. These provisions may also discourage another entity from making a tender offer for our common stock because such entity, even if it were to acquire a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing directors or approving a merger) only at a duly called meeting of stockholders, and not by written consent. Our certificate of incorporation permits our company’s board of directors to amend or repeal our by-laws by majority vote, but requires the affirmative vote of the holders of at least 66.67% of our outstanding shares of capital stock to amend or repeal them. See “Description of Capital Stock – Certificate of Incorporation and By-Law Provisions” for a more detailed discussion of these provisions.

      Our management may fail to effectively use the net proceeds of this offering.

      As described in “Use of Proceeds,” we intend to use the net proceeds of this offering for general corporate purposes, including potential acquisitions of or investments in other businesses, expansion into new geographic markets and working capital. Also, we intend to redeem a portion of the shares of common stock issued upon the conversion of our Series A Preferred Stock and 2008 Convertible Notes on the completion of this offering, as well as to repay some of our outstanding indebtedness. Our management will have discretion in applying a large portion of the net proceeds. Allocation of the net proceeds will be subject to future economic conditions, changes in our business plan and our responses to competitive pressures. Accordingly, our management may ineffectively apply some of the net proceeds or in ways that investors did not expect or that may not improve our results of operations or increase the value of our common stock.

      Investors in this offering will experience immediate and substantial dilution.

      The initial public per share offering price of our common stock is substantially higher than what the pro forma as adjusted net tangible book value of shares of our common stock will be after this offering. As a result, investors purchasing our common stock in this offering will experience immediate and substantial dilution of $    per share, assuming an initial public offering price of $   , the mid-point of the range set forth on the cover of this prospectus. See “Dilution.” This means that investors who purchase shares in this offering:

•	will pay a price per share that will substantially exceed the pro forma as adjusted per share book value of our tangible assets after subtracting our liabilities; and

•	will have contributed % of the total dollar amount of our equity funding since inception, but will own only % of the outstanding shares of our common stock, assuming an initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus.

We have granted and expect to grant additional stock options to our employees. To the extent that options we have issued or may issue in the future with exercise prices below the initial public offering price are exercised, there will be further dilution to the investors in this offering.

      A substantial number of shares will be eligible for resale in the near future, which could cause our common stock price to decline.

      Sales of our common stock in the public market after the completion of this offering, or even the perception that such sales may occur, could cause the market price of our common stock to decline. On the completion of this offering, we will have          shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. The          shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Substantially all of the shares of the outstanding common stock owned by our existing stockholders will be subject to lock-up agreements with Citigroup and Lehman Brothers that restrict their ability to transfer stock for a period of at least 180 days from the date of this prospectus. For a more detailed description of these agreements, see “Underwriting.” After the lock-up agreements expire, an aggregate of          shares (excluding the shares to be redeemed by us) will be eligible for immediate resale in the public market, subject to any applicable limitations of either Rule 144 or Rule 701 under the Securities Act. Additionally, if R. Marcelo Claure, our largest stockholder, were to die in the near future, his estate might find it necessary to sell his shares in order to cover taxes, possibly resulting in the release of a substantial amount of our common stock into the market. For a more detailed discussion of the shares eligible for future sale, see “Shares Eligible for Future Sale.”

      Citigroup and Lehman Brothers, on behalf of all the underwriters, may in their discretion, at any time and without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in shares being available for sale in the public market at an earlier date. Sales of common stock by existing stockholders in the public market, the availability of these shares for resale or our future issuance of additional securities could cause the market price of our common stock to decline, perhaps significantly.

      Following the completion of this offering and the expiration of the lock-up period, assuming the conversion of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes issued thereon, the holders of an aggregate of 7,718,750 shares of our common stock (excluding the shares to be redeemed by us or sold upon any exercise of the over-allotment option) will be entitled to register their shares of common stock under the Securities Act. We provided these rights under a Stockholders’ Agreement that we entered into with our stockholders and the holders of our 2008 Convertible Notes. This agreement provides the holders of our Series A Preferred Stock and 2008 Convertible Notes with demand and piggy-back registration rights. If these holders, through the exercise of their registration rights, cause a large number of securities to be registered and resold in the public market, such sales (or even the perceived likelihood of such sales) could have an adverse effect on the market price for our common stock. In addition, if we propose, at any time more than 180 days following the completion of this offering, to register a public offering of any of our securities, Mr. Claure may include shares of his common stock in the registration. We also intend to grant piggy-back registration rights to the contemplated purchasers of 208,333 shares of our common stock from Mr. Claure pursuant to which they may include shares, proportionally with any shares of common stock being registered on behalf of Mr. Claure, in any registration statement proposed to be filed by us more than 180 days following the completion of this offering. For a more detailed discussion of these registration rights, see “Description of Capital Stock — Registration Rights” and “Shares Eligible for Future Sale.”

      You may be limited in recovering losses incurred from reliance on the financial statements audited by Arthur Andersen LLP, our former independent auditors.

      On June 15, 2002, Arthur Andersen LLP, our former independent public auditor, was convicted of obstruction of justice for the activities relating to its previous work for another of its audit clients and has ceased operations. In October 2002, we engaged Deloitte & Touche LLP to replace Arthur Andersen LLP as our independent public auditors. Nevertheless, our consolidated financial statements for the fiscal year ended December 31, 2001, were audited by Arthur Andersen LLP and are included in our consolidated financial statements and related notes appearing elsewhere in this prospectus. We are unable to predict the impact of Arthur Andersen LLP’s conviction or whether other adverse actions may be taken by governmental or private entities against Arthur Andersen LLP. If Arthur Andersen LLP has no assets available for creditors, you are unlikely to recover against it for any claims that you may have under securities or other laws as a result of Arthur Andersen’s previous role as our independent public accountants and as author of the audit report for the 2001 audited financial statements included in this prospectus.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. Any use of the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “could,” “might,” “may” and similar words or expressions in this prospectus is intended to identify forward-looking statements. These statements relate to future events, trends and our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity or performance to be materially different from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are based on estimates and assumptions made by our management. These estimates and assumptions reflect our judgment based on currently known market and other factors. Although we believe that such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and events beyond our control. In addition, management’s assumptions about future events and trends may prove to be inaccurate. Management cautions all potential investors that the forward-looking statements are not guarantees of future performance. In all likelihood, actual results will differ from those contemplated by such forward-looking statements. Such differences could result from a variety of factors, including the following:

•	U.S. and foreign political, economic, monetary and business conditions;

•	the loss of any of our principal suppliers, particularly Motorola;

•	the loss of, or reduced sales to, any of our major customers, particularly América Móvil, BellSouth or Telefónica Móviles;

•	changes in market demand for our products and technological developments;

•	any reduction in the business functions that are outsourced by our wireless communications device suppliers and customers;

•	competition from present and future competitors;

•	any deviation from our expectations of increased sales volumes for wireless phones, related accessories and/or fixed wireless communications products;

•	changes in, or our failure to comply with, government regulations;

•	liability resulting from litigation; and

•	the other factors discussed elsewhere in this prospectus, including “Risk Factors.”

USE OF PROCEEDS

      We will receive net proceeds of approximately $    million from the sale of          shares of our common stock in this offering, or approximately $    million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $    per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from a sale of shares by the selling stockholders if the underwriters exercise their over-allotment option. The primary purposes of this offering (and the related conversion of our Series A Preferred Stock and 2008 Convertible Notes) are to obtain additional working capital, create a public market for our common stock and facilitate our future access to public capital markets.

      We intend to use the net proceeds of this offering for general corporate purposes, including potential acquisitions of or investments in other businesses, expansion into new geographic markets and working capital. Although, from time to time, we engage in various discussions involving possible acquisitions and investments, we presently have no agreement or commitment concerning any such transaction. We intend also to use approximately $    million of the net proceeds of this offering to redeem a prescribed portion of the shares of common stock issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes and to pay accumulated dividends and accrued interest thereon. In addition, we intend to repay $          of outstanding indebtedness under our secured revolving credit facility. See “Management Discussion and Analysis – Liquidity and Capital Resources – Financing Activities.” Additionally, we intend to pay $       owed under an open account with one of our principal suppliers.

      The 2008 Convertible Notes bear interest at the annual rate of 10.5%. We applied a portion of the net proceeds from the issuances of our 2008 Convertible Notes and Series A Preferred Stock to (1) repay outstanding indebtedness under one of our previous credit facilities and (2) redeem 6,363,963 shares of common stock held by one of our original stockholders for $5.9 million.

      The outstanding secured indebtedness to be repaid from the net proceeds of this offering presently bears interest (3.84% at March 31, 2004) at the annual rate of either (i) adjusted LIBOR plus a margin rate ranging from 1.75% to 2.25%, based on the average daily amount of our undrawn availability during the applicable period or (ii) a rate equal to the higher of the administrative agent’s prime rate and the Federal Funds effective rate plus 0.50%. These borrowings, which we used for general corporate purposes, were made under a revolving credit facility that terminates on October 21, 2008. This credit facility replaced two prior secured revolving credit facilities. The amounts owed under our open account with our supplier do not bear interest; we will be entitled to a discount of approximately 1.0% per month on the amount owed if we prepay such amount. In accordance with their respective provisions, we may convert the outstanding shares of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes into shares of common stock on the completion of this offering so long as we redeem a portion of the shares of common stock issued on such conversion for at least $30.0 million in cash. Assuming an initial public offering price of $   (the mid-point of the range set forth on the cover of this prospectus), we will redeem  shares of common stock. See “Description of Capital Stock” and “Description of Certain Indebtedness.”

      Our management will have significant flexibility in applying a large portion of the net proceeds of this offering. Pending their ultimate use, we intend to invest the net proceeds of this offering not used to redeem shares of our common stock or to pay accumulated dividends and accrued interest in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

      On December 29, 2003, in connection with our recapitalization and the refinancing of our senior indebtedness, our board of directors declared aggregate cash dividends of $5.9 million payable to the holders of our common stock. We paid these dividends in March and April 2004.

      Except for the dividends discussed above, we have not, since our inception, paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support our operations and to finance the growth and development of our business and does not intend to pay any cash dividends on our common stock in the foreseeable future. Any future payment of such cash dividends will be at the discretion of the board of directors and will depend on our results of operations, capital requirements, contractual restrictions and any other factors deemed relevant by the board. Both our secured credit facility and our open account terms with Motorola restrict our ability to pay dividends. See “Description of Certain Indebtedness.”

CAPITALIZATION

      You should read the data in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. See “Summary Consolidated Financial Data” for a discussion of our pro forma and pro forma as adjusted balance sheet data as of March 31, 2004.

      The table below sets forth our cash and cash equivalents and capitalization as of March 31, 2004:

•	On an actual basis;

•	On a pro forma basis to reflect each of the following events as if it had occurred as of March 31, 2004:

•	our payment in April 2004 of previously declared unpaid dividends of $5.4 million to our two original stockholders in connection with our December 2003 recapitalization and the refinancing of our senior debt (which amount is accrued as a current liability on our March 31, 2004 consolidated balance sheet);

•	our payments in April and July 2004 of (1) aggregate accumulated dividends of $1.2 million to the holders of our Series A Preferred Stock and (2) aggregate accrued interest of $1.7 million to the holders of our 2008 Convertible Notes (the April portions of both of which amounts are accrued as current liabilities on our March 31, 2004 consolidated balance sheet);

•	our payment of a $100,000 fee in connection with the April 2004 termination of our previous revolving credit facility and the repayment of all amounts outstanding thereunder and under our previous revolving bank line of credit from borrowings made under our new credit facility with PNC Bank and other lenders, resulting in the $15.6 million bank line of credit being classified as long-term debt; and

•	our repurchase in July 2004 of the equity interests of the former minority interest holder of our El Salvadorean and Guatemalan subsidiaries. See “Certain Relationships and Related Party Transactions” and “Description of Certain Indebtedness”; and

•	On a pro forma as adjusted basis to reflect each of the following additional events as if it had occurred as of March 31, 2004:

•	our conversion of the outstanding shares of Series A Preferred Stock (at the conversion ratio of 1 to 1) into 3,750,000 shares of common stock on the completion of this offering;

•	our conversion of the aggregate principal amount of the 2008 Convertible Notes (at the conversion price of $8.00 per share) into 3,968,750 shares of common stock on the completion of this offering;

•	our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•	our use of $ million of the net proceeds of this offering to redeem a prescribed portion (i.e., shares at a per share redemption price of $ ) of the shares of common stock issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes and to pay accumulated dividends and accrued interest thereon. The actual dividend and interest amounts to be paid will depend on the actual date of payment; and

•	our repayment of $ of outstanding indebtedness under our secured revolving credit facility and our prepayment of $ owed under an open account with one of our suppliers from the net proceeds of this offering.

      See “Use of Proceeds,” “Description of Capital Stock” and “Description of Certain Indebtedness.”

      The share information in the table below excludes the following:

•	up to 2,500,000 shares of common stock subject to issuance under our 2004 Stock Incentive Plan (1,382,500 of which shares are subject to issuance on the exercise of options that we have granted in 2004, with a weighted average exercise price of $8.06 per share); and

•	shares of common stock that may be issued by us on any exercise of the underwriters’ option to purchase additional shares from us.

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)
Cash and cash equivalents	$25,737	$16,336	$

Debt:
Senior secured credit facilities (including current portions):
Revolving credit facility (previous)(1)	$26,833	$—		$—
Revolving bank line of credit(2)	15,583	—		—
Revolving credit facility (new)(3)	—	42,416
2008 Convertible Notes	31,750	31,750		—
Other debt(4)	25,634	25,634

Total debt	99,800	99,800

Stockholders’ equity:
Series A Convertible Preferred Stock, $0.0001 par value per share; 5,000,000 shares authorized; actual and pro forma — 3,750,000 shares issued and outstanding; and pro forma as adjusted — no shares issued and outstanding	0	0		—
Common Stock, $0.0001 par value per share; 50 million shares authorized; actual and pro forma — 20,869,213 shares issued and outstanding; and pro forma as adjusted — shares issued and outstanding	2	2
Additional paid-in capital	28,171	28,586
Retained earnings	68,487	66,954
Foreign currency translation adjustments	(9,792)	(9,792)

Total stockholders’ equity	86,868	85,750

Total capitalization	$186,668	$185,550	$

(1)	Our previous revolving credit facility provided for borrowings of up to $30.0 million, of which $26.8 million was outstanding as of March 31, 2004. This credit facility was terminated by us on or about April 26, 2004 and repaid in full from borrowings made under our new revolving credit facility.

(2)	Our previous revolving bank line of credit provided for borrowings of up to $24.0 million, of which $15.6 million was outstanding as of March 31, 2004. This bank line of credit was terminated by us on or about April 26, 2004 and repaid in full from borrowings made under our new revolving credit facility.

(3)	Our new secured revolving credit facility provides for borrowings of up to $70.0 million, of which $49.2 million was outstanding as of June 30, 2004. We intend to use a portion of the net proceeds of this offering to repay $ of the outstanding indebtedness under such facility and to prepay $ owed to one of our suppliers that provides an early payment discount. See “Use of Proceeds.”

(4)	Included in such amount is a $20.0 million loan by American Express Bank International to us. See “Description of Certain Indebtedness – American Express Bank International Loan.”

DILUTION

      If you buy shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and our pro forma as adjusted net tangible per share book value immediately after the completion of this offering.

      The pro forma net tangible book value of our common stock as of March 31, 2004 was approximately $    million, or $    per share. Our pro forma net tangible book value per share represents our tangible assets less our total liabilities, after giving effect to the conversion of the aggregate principal amount of our 2008 Convertible Notes into shares of our common stock, divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes as of March 31, 2004 into shares of common stock on the completion of this offering (assuming an initial public offering price of $   per share, the mid-point of the range set forth on the cover of this prospectus) and the related redemption of           of such converted shares. See “Use of Proceeds.”

      Dilution in net tangible book value per share represents the difference between the per share amount paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible per share book value of our common stock immediately after the completion of this offering.

      After giving effect to the sale of the common stock offered by us and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom to redeem (at an assumed initial offering price of $   per share, the mid-point of the range set forth on the cover of this prospectus) an aggregate of $30.0 million of the shares of common stock issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes and to pay accumulated dividends and accrued interest thereon, as described under “Use of Proceeds”, the pro forma as adjusted net tangible book value of our common stock as of March 31, 2004 would have been approximately $    million, or $   per share. This represents an immediate increase in pro forma net tangible book value of approximately $   per share to our existing stockholders and an immediate dilution of approximately $   per share to purchasers of shares in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2004	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

      The following table summarizes, as of March 31, 2004, on the pro forma basis described above, the number of shares of common stock (or common stock equivalents) purchased from us, the value of the total consideration paid to us, or attributed to the shares purchased, and the average price per share paid to us, or attributed to the shares purchased, by our existing stockholders and to be paid by investors purchasing shares in this offering. The calculations below are based on an assumed initial public offering price of $   per share, the mid-point of the range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except price per share data):

	Shares Purchased		Total
	Or Converted		Consideration			Average
						Price
	Number	Percent	Amount		Percent	Per Share

Existing common stockholders	20,869	%		$387	%	$0.02
Series A Preferred Stockholders and 2008 Convertible Noteholders (as converted)	7,719			61,750		8.00
New public investors

Total		100%	$		100%	$

      If the underwriters were to exercise in full their option to purchase        additional shares from us at the assumed initial public offering price of $   per share less the underwriters’ discount, the percentage of shares held by our existing stockholders (on an as converted basis) would decrease to      % of our outstanding shares of common stock and the number of shares held by new investors would increase to           , or      % of our outstanding shares.

      The table above assumes that no options are exercised and, therefore, excludes:

•	up to 2,500,000 shares of common stock subject to issuance under our 2004 Stock Incentive Plan (1,382,500 of which shares are subject to issuance on the exercise of options that we have granted in 2004, with a weighted average exercise price of $8.06 per share); and

•	shares of common stock that may be issued by us on any exercise of the underwriters’ option to purchase additional shares from us.

      To the extent that any outstanding options, or any options or warrants that we may grant in the future, with exercise prices below the initial public offering price are exercised, there would be further dilution to the new public investors. In addition, we may determine to raise additional equity capital due to market conditions and/or strategic considerations, even if we believed that we have sufficient capital for our current and future operations. If we raise additional capital through our sales of equity and/or convertible debt securities, there could be further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following consolidated statement of income data for each of the five years ended December 31, 2003 and the consolidated balance sheet data as of each of the five years ended December 31, 2003 have been derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, appear elsewhere in this prospectus. Our consolidated financial statements as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 were audited by Arthur Andersen LLP, which has ceased operations, and, except for the consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2001, are not included in this prospectus. The consolidated statement of income data for the three-month periods ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited interim consolidated financial statements that appear elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2003 have been derived from our unaudited consolidated balance sheet as of March 31, 2003, which is not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements for the three-month periods ended March 31, 2003 and 2004 include all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of such statements. Our historical results are not necessarily indicative of results to be expected for any future periods.

      You should read this selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Consolidated Statement of Income Data:
Net sales	$139,858	$354,540	$630,053	$848,671	$1,204,834	$199,539	$338,911
Gross profit	12,458	27,959	45,873	62,660	96,621	17,992	25,146
Selling, general and administrative expenses	6,047	12,424	18,389	28,115	42,545	9,943	11,332
Operating income	5,588	13,859	26,089	32,662	51,449	7,398	12,573
Interest expense	(141)	(2,813)	(2,684)	(4,497)	(5,872)	(1,165)	(1,900)
Foreign exchange gain (loss)	(80)	628	(1,510)	(2,112)	(1,914)	(446)	1,655
Income before provision for income taxes, minority interests and extraordinary gain	6,080	11,534	22,520	27,646	44,762	6,491	12,601
Provision for income taxes	(808)	(4,454)	(8,668)	(9,707)	(13,382)	(2,147)	(4,108)
Income before minority interests and extraordinary gain	5,272	7,080	13,852	17,938	31,379	4,344	8,492
Minority interests	—	(77)	(1,159)	(1,739)	(2,326)	(376)	(663)
Income before extraordinary gain	5,272	7,003	12,692	16,199	29,054	3,968	7,829
Extraordinary gain	—	—	—	1,719	—	—	—
Net income	5,272	7,003	12,692	17,918	29,054	3,968	7,829
Net income attributable to common stockholders	5,272	7,003	12,692	17,918	29,054	3,968	7,229

Earnings per share of common stock:
Basic earnings per share	$0.19	$0.26	$0.47	$0.66	$1.07	$0.15	$0.34
Diluted earnings per share	$0.19	$0.26	$0.47	$0.66	$1.07	$0.15	$0.29
Weighted average number of common shares used in calculations:
Basic	27,233	27,233	27,233	27,233	27,233	27,233	21,293
Diluted	27,233	27,233	27,233	27,233	27,272	27,233	29,031

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,399	$1,282	$17,159	$20,306	$43,481	$6,393	$25,737
Working capital	4,782	12,539	24,947	63,511	110,918	66,227	141,523
Total assets	35,930	109,913	209,961	314,111	425,504	228,396	435,169
Total debt (including current portions)	9,748	19,943	5,000	41,452	51,730	44,416	99,800
Total liabilities	29,144	96,205	183,626	274,092	340,000	186,237	348,301
Total stockholders’ equity	6,786	13,708	26,336	40,019	85,504	42,159	86,868
Cash dividends declared per share of common stock(1)	$—	$—	$—	$—	$0.22	$—	$—

(1)	In connection with our recapitalization and the refinancing of our senior indebtedness, our board of directors declared in 2003 aggregate cash dividends of $5.9 million payable to the holders of our common stock. We paid these dividends in March and April 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of the financial condition and results of operations of our company should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations described below are not necessarily indicative of the results to be expected for any future periods. This discussion contains forward-looking statements that involve various risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and apply to an investment in our common stock, please read “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview

      We are a leading distributor of wireless communications devices in the Americas. Increasingly, we also provide a variety of integrated supply chain and logistics services to some of our distribution customer base. In 2003, we sold more than 11.0 million wireless phones and generated over $1.2 billion in net sales, $51.4 million in operating income and $29.1 million in net income. Our operations have been profitable in every year since our inception. We are headquartered in Miami, Florida, with major distribution and fulfillment facilities in Miami, Chicago and Mexico City. We also operate local offices and distribution facilities in Puerto Rico and 14 countries in Latin America.

      Since our inception in 1997, the primary source of our net sales has been the wholesale distribution of wireless phones and, to a lesser extent, accessories. In addition, we offer an array of integrated supply chain and logistics services that permit us to tailor specialized solutions primarily for our distribution customers. These services principally include customization services, just-in-time delivery, point-of-sale minimum/maximum inventory replenishment programs, information management, semi-knock down assembly services, reverse logistics and third-party logistics. We expect our integrated supply chain and logistics services business to grow, on a dollar basis and as a percentage of our overall sales, as we obtain new customers and our existing customers increase their use of these services. In addition, we have expanded our business through the distribution of wireless data products and, in partnership with Narbitec, LLC, or Narbitec, our 51%-owned subsidiary, the design, contract-manufacture and distribution of fixed wireless communications products.

      Our net sales and net income have grown steadily since our inception without any significant acquisitions. This growth has been the direct result of our expansion into new geographic markets in the Americas, increased sales to existing customers, an increase in the overall number of wireless communications subscribers in the geographic markets that we serve and the introduction of new products and services to our customers. Although our industry is extremely competitive, we have generated consistent growth in net sales of these products in the geographic markets that we serve.

      Our business is heavily dependent on our relationships with a few large wireless communications device suppliers, principally Motorola, Inc., or Motorola. Purchases from our three largest suppliers accounted for 65% of our total product purchases in the first quarter of 2004 and 75% of such purchases in 2003. The substantial majority of our products and services have been sold to large wireless network operators throughout Latin America. Sales in Mexico accounted for 32% of our consolidated net sales in the first quarter of 2004 and 36% of such sales in the first quarter of 2003. The calculation of our 2003 net sales in Mexico included $74.6 million of net sales to a customer outside of Mexico that are presently sourced from our Miami distribution center. Sales in other Latin American countries accounted for 29% of our consolidated net sales in the first quarter of 2004 and 26% of such sales in the first quarter of 2003. Sales to subsidiaries of América Móvil, Telefónica Móviles, BellSouth Corp., Telecom Italia and Verizon Communications, Inc. accounted for 61% of our consolidated net sales in the quarter ended March 31, 2004 and 69% of such sales in each of 2003 and 2002.

      A significant portion of our net sales that originate in our Miami distribution center have been made to customers located outside of the United States and is reflected as net sales in the United States in the notes to our consolidated financial statements appearing elsewhere in this prospectus. Typically, our sales into new geographic regions are made through our Miami distribution center. As the level of our sales in such regions increases to a significant level, we generally establish additional facilities in those regions. We expect that our sales made through our U.S. distribution centers to customers outside of the United States will decrease as we expand our infrastructure outside of the United States. However, if we determine that it is more cost-effective to make sales to certain customers outside of the United States through our Miami distribution center, such sales sourced in the United States to customers outside the United States may increase. In the United States, we expect the growth in sales of wireless communications products to continue as a result of the limited product lifecycles of wireless communications devices, the promotional activities of wireless network operators, the introduction of new, more full-featured wireless communications products by manufacturers and the increased use of pre-paid wireless products and solutions.

      Our net sales are subject to product availability and seasonal fluctuation as a result of holidays, supplier and wireless network operator promotions and other events affecting customer demand, including the introduction of new products. In addition, we believe that the timing of some of our shipments is subject to the preference of some of our Mexican customers to purchase additional inventory at the end of the year for their tax planning purposes. As a result, we generally experience higher net sales in the second half of the year and, in particular, in the fourth quarter for which payments are, in large part, received in the first quarter of the succeeding calendar year. Our net sales for the quarter ended March 31, 2004 were $338.9 million as compared to $199.5 million for the quarter ended March 31, 2003, an increase of 69.8%. We do not believe that the 69.8% growth rate of our net sales is necessarily indicative of the future growth in our net sales. Our net sales are subject to economic, political, currency and other risks and uncertainties in some of the Latin American countries in which we operate. Although these risks could have a material adverse effect on our operating results, recent economic slow-downs and political instability in the region, among other reasons, have prompted many of our competitors to terminate their operations, or to significantly limit their presence in Latin America, which has provided us with an opportunity to expand our presence, and market share in this region.

      We provide our wholesale distribution services by generally taking title to the products that we procure from our suppliers and reselling them to our wireless network operator customers. Generally, our distribution revenues are derived from the sales price of the products that we distribute, which reflects our costs for such products plus a gross margin.

      We also provide integrated supply chain and logistics services to a significant portion of our distribution customers. Our revenues from such services are derived from three business models:

•	Under the first business model, our revenues (net sales) include our costs for the products that we distribute, a wholesale mark-up on such costs plus a fee for the integrated supply chain and logistics services that we provide.

•	Under the second business model, our revenues (net sales) include our costs for the products that we distribute and a mark-up on such costs reflecting, on a bundled basis, the distribution and related integrated supply chain and logistics services that we provide.

•	To a much lesser extent, we provide, for a fee, integrated supply chain and logistics services, without also selling wireless communications products to such customers.

      In Mexico, we perform semi-knock down assembly, or SKD, services for Sagem, also one of our suppliers. Such services involve the purchase of wireless product components, the assembly of such components in accordance with Sagem’s specifications and the distribution of such products.

      From time to time, we purchase wireless communications products from third parties in the open market in instances where we do not have relationships with certain wireless communications device manufacturers. We make such secondary market purchases in order to meet the specific needs of our customers and to take advantage of opportunities available in the market. Such secondary market purchases by us were more common in the earlier years of our operation, but have diminished in recent years as we have further developed our relationships with large wireless communications device manufacturers.

      As wireless communications device manufacturers and network operators have outsourced a number of their non-core business functions, we have increasingly provided integrated supply chain and logistics services to our customers. We typically generate higher gross margins from our integrated supply chain and logistics services and sales of our fixed wireless and wireless data products than from the wholesale distribution of wireless mobile phones. As the markets for wireless phones mature, we believe that the gross margins generated from our wholesale distribution business generally will decline. We expect that the gross margins from our sales of fixed wireless and wireless data products and from our integrated supply chain and logistics services will continue to exceed the gross margins from our distribution of other wireless communications products. However, our overall gross margins may vary from period to period depending largely on product mix, seasonality and the amount of vendor credits and allowances that are offered and earned from our suppliers. Occasionally, we earn a relatively large portion of our vendor credits and allowances under non-binding arrangements during the fourth quarter of a fiscal year as a result of our meeting certain volume and product mix incentives. In some large customer contracts involving certain of our suppliers, the prices of the products that we sell are negotiated directly between those suppliers and our customers. In such cases, we earn an agreed upon fee and, in some instances, we are guaranteed minimum payments from our suppliers (even where the purchase price payable by the customer is subsequently reduced). In other contracts, we play an active role in negotiating the sales prices that determine our margins.

      Our operating efficiencies are reflected in the relatively low percentage of our net sales that we have spent on our selling, general and administrative expenses despite the expansion of our infrastructure. Our selling, general and administrative expenses were $11.3 million in the first quarter of 2004, or 3.3% of our consolidated net sales, $42.5 million in 2003, or 3.5% of such sales, $28.1 million in 2002, or 3.3% of such sales, and $18.4 million in 2001, or 2.9% of such sales. We presently expect that our selling, general and administrative expenses, as a percentage of our net sales, will remain relatively consistent with the current trend.

      Our cash flow needs are based on our growth, which requires increased accounts receivable and inventory amounts, and include requirements relating to capital expenditures, income and other in-country taxes, interest payments and debt repayment. We regularly monitor our working capital using a formula referred to by us as the cash conversion cycle, which takes into account the days of our inventory, days sales outstanding (accounts receivable) and days payables outstanding (accounts payable). We provide trade credit terms to almost all of our customers. We have a credit approval process that has been established by and is performed generally at our corporate offices, based on each customer’s creditworthiness and local market conditions. Our credit approval process has resulted in low levels of bad debt expense, specifically 0.2%, 0.1%, 0.1% and 0.1% of our consolidated net sales for the three months ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively. In addition, we have factored a significant portion of our accounts receivable from customers in Mexico and, to a lesser extent, other countries in order to help fund our working capital requirements. We have historically obtained factoring arrangements on terms more favorable than our other available lines of credit. Historically, the substantial majority of our sales have been made to wireless network operators, which are generally large, creditworthy entities. As we increase our sales in the retail channel, we may experience higher bad debt expense levels.

      We have developed inventory management practices that we believe enable us to anticipate and adapt to changes in our industry. These practices have resulted in minimal inventory write-downs and write-offs. Our active inventory management program consists of centralized purchasing, with approximately 75% of our purchase orders matched by prior commitments from our customers, and price protection and product return policies from certain of our important suppliers. Our inventory risks are partially mitigated by our strong relationships with our suppliers, which, generally, provide us with price protection and/or favorable return policies. These practices provide us with credits on our existing inventory when a supplier lowers the prices of its products and also mitigates the effects of excessive inventory that we may hold. We additionally manage our inventory risk through the continual monitoring of inventory levels relative to anticipated customer and market demand. Our suppliers typically provide us with payment terms ranging from 30 to 60 days on our purchases. Certain of our suppliers permit us to match the terms of our payables to them with the terms that we provide to our customers.

      The following describes certain significant line items contained in our consolidated statement of operations:

Net Sales. Net sales include our revenues from the sale, marketing and distribution of mobile wireless phones and accessories, integrated supply chain and logistics services and sales of fixed wireless communications products and wireless data solutions, net of returns and allowances.

Cost of Sales. Cost of sales consists primarily of the costs of wireless phones and accessories paid to wireless communications device manufacturers, commissions to direct sales agents, freight, insurance and import duties, warranty costs, royalties and other direct costs, such as the costs of wireless phone programming performed by us internally. Any discounts that we receive from our suppliers are recorded as a reduction in cost of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee, contractor and related costs, rental expense and professional services. Handling costs, which historically have not been significant, are included in selling, general and administrative expenses.

Interest Expense. Interest expense is primarily the costs of our borrowings, the costs associated with our factoring of receivables and the amortization of loan costs.

Foreign Exchange Gain (Loss). Exchange gain (loss) on transactions denominated in a currency other than the functional currency of the country in which a transaction occurs is included in our consolidated statement of income as incurred and is net of gains (losses) from our purchases of forward contracts used to hedge currency risks.

Extraordinary Gain. Extraordinary gain reflects the gain that we recognized in connection with our purchase of the 49% minority interest in our Venezuelan subsidiary in 2002.

Minority Interests. Minority interests reflect the amounts that are due to investors that hold ownership interests in the subsidiaries and joint venture in which we own less than 100% of the equity.

Results of Operations

      The following table sets forth our consolidated statements of income data as a percentage of our consolidated net sales for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.7	92.6	92.0	91.0	92.6

Gross profit	7.3	7.4	8.0	9.0	7.4

Operating expenses:
Selling, general and administrative expenses	2.9	3.3	3.5	5.0	3.3
Provision for bad debts	0.1	0.1	0.1	0.1	0.2
Depreciation and amortization	0.1	0.1	0.1	0.2	0.2

Total operating expenses	3.1	3.5	3.7	5.3	3.7

Operating income	4.2	3.9	4.3	3.7	3.7

Other income (expense):
Interest income	0.1	0.1	0.1	0.1	0.1
Interest expense	(0.4)	(0.5)	(0.5)	(0.6)	(0.6)
Other income	0.0	0.1	0.0	0.3	0.0
Foreign exchange (loss) gain	(0.3)	(0.3)	(0.2)	(0.2)	0.5

Total other income (expense)	(0.6)	(0.6)	(0.6)	(0.4)	0.0

Income before provision for income taxes, minority interests and extraordinary gain	3.6	3.3	3.7	3.3	3.7
Provision for income taxes	(1.4)	(1.2)	(1.1)	(1.1)	(1.2)

Income before minority interests and extraordinary gain	2.2	2.1	2.6	2.2	2.5
Minority interests	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)

Income before extraordinary gain	2.0	1.9	2.4	2.0	2.3
Extraordinary gain	0.0	0.2	—	0.0	0.0

Net income	2.0	2.1	2.4	2.0	2.3
Dividends to preferred stockholders	—	—	—	—	(0.2)

Net income attributable to common stockholders	2.0%	2.1%	2.4%	2.0%	2.1%

      The percentages of our consolidated net sales for the periods indicated, by the country or region in which the net sales originated, are set forth in the following table:

					Three Months
					Ended
	Year Ended December 31,				March 31,

	2001	2002	2003		2003	2004

Mexico	47.4%	43.4%	46.7	%(1)	36.1%	32.3%
Other areas of Latin America	16.8	23.8	22.3		25.9	28.7
United States	35.8	32.8	31.0		38.0	39.0

Total	100.0%	100.0%	100.0%		100.0%	100.0%

(1)	Our net sales in Mexico in 2003 included $74.6 million of net sales from Mexico to a new customer located outside Mexico that are now sourced from Miami, which amount represented 13.3% of the 46.7%.

      As reflected in the following table, a significant portion of our total net sales that originated in the United States were made to customers located outside of the United States (dollars in millions):

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Total net sales originated in the United States	$225.6	$278.5	$373.7	$75.8	$132.1
Percentage of total net sales originated in the United States made to customers located outside of the United States(1)	75%	55%	56%	49%	65%

(1)	Our sales to individual foreign countries are not provided because it is impracticable to do so as such information is not available.

      The following table sets forth the total number of wireless phones sold by us during the periods indicated (in millions):

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Total number of wireless phones	4.6	6.5	11.1	1.7	3.2

Quarter Ended March 31, 2004 as Compared to Quarter Ended March 31, 2003

      Net Sales. Net sales for our first quarter ended March 31, 2004 were $338.9 million, compared to $199.5 million for the quarter ended March 31, 2003, an increase of 69.8%. This increase was principally due to a growth in sales to existing customers in Mexico, an increase of $37.6 million, and sales growth to existing customers elsewhere in Latin America, principally Venezuela, an increase of $45.5 million. This increase was also due, in part, to our entry into new geographic markets, primarily Ecuador, where our operations were in a start-up phase in the first quarter of 2003 and contributed $26.3 million in net sales during the first quarter of 2004. The remainder of this increase was due to continued sales growth in existing markets, primarily in Central America ($11.0 million), as a result of the higher demand for our products and services. The increased net sales in these geographic markets are attributable to an increase in the overall number of wireless communications subscribers that we serve and the introduction of new products and services to our customers.

      Cost of Sales/Gross Profit. Cost of sales for the quarter ended March 31, 2004 was $313.8 million, compared to $181.5 million for the quarter ended March 31, 2003, an increase of 72.8%. This increase was substantially attributable to the growth in our net sales of 69.8% achieved for the quarter ended March 31, 2004. Gross profit for the quarter ended March 31, 2004 was $25.1 million, compared to $18.0 million for the quarter ended March 31, 2003, an increase of $7.2 million. Although our gross profit increased, our gross margin (gross profit as a percentage of net sales) was 7.4% for the quarter ended March 31, 2004, compared to 9.0% for the quarter ended March 31, 2003. The decrease in gross margin was due primarily to margin declines in three geographic regions. One of our Mexican subsidiaries experienced a decline in gross margin of 0.7% due to decreased sales of higher-tier phones (the sales of which provide us with higher margins) during the quarter ended March 31, 2004 when compared to the quarter ended March 31, 2003. Our Venezuelan subsidiary also experienced a decline in gross margin as a result of a decline in its gross profit for the quarter ended March 31, 2004 when compared to the quarter ended March 31, 2003. The decline in gross profit for the quarter ended March 31, 2004 was principally due to large currency fluctuations during the quarter ended March 31, 2003, which resulted in a larger devaluation of our inventory and a lower cost of sales during such period. In addition, our Miami operations effected fewer transactions in the secondary market (which provide us with relatively higher margins) during the quarter ended March 31, 2004 as compared to the quarter ended March 31, 2003. The gross margin that we generated during the first quarter of 2003 is not indicative of what we presently expect to occur in future periods.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $11.3 million, or 3.3% of our total net sales, for the quarter ended March 31, 2004 from $9.9 million, or 5.0% of such sales, for the quarter ended March 31, 2003. Selling, general and administrative expenses as a percentage of our net sales declined largely as a result of increased net sales as a significant portion of our selling, general and administrative expenses are fixed in nature. The dollar increase was due primarily to the incremental handling costs associated with new fulfillment contracts that we entered into during the second half of 2003 and the hiring of additional personnel during the second half of 2003 to support our growth. Our total headcount, excluding production personnel who are recorded in cost of sales, as of March 31, 2004 was 641, as compared to 507 as of March 31, 2003. We had 121 and 176 production personnel as of March 31, 2004 and 2003, respectively. Although we may, over time, be able to reduce our selling, general and administrative expenses as a percentage of our total net sales as we expand into new geographic markets and increase our total net sales, we believe that, in the near future, this reduction will be offset, to a large extent, by the costs of such expansion and the additional costs associated with operating as a public company.

      Interest Expense. Interest expense increased to $1.9 million for the quarter ended March 31, 2004, from $1.2 million for the quarter ended March 31, 2003. This increase was attributable to the issuances, in December 2003 and January 2004, of 2008 Convertible Notes in the aggregate principal amount of $31.75 million with an annual interest rate of 10.5%.

      Foreign Exchange Gain (Loss). Foreign exchange gain increased from a loss of $0.4 million for the quarter ended March 31, 2003 to a gain of $1.7 million for the quarter ended March 31, 2004. This increase resulted primarily from our operations in Venezuela (the functional currency of which is the Venezuelan bolivar), which generated $1.4 million of net transaction gains during 2004. The net gain on foreign exchange was primarily due to the devaluation of Venezuelan bolivar during February 2004. As we had more assets than liabilities denominated in U.S. dollars in Venezuela at the date of the devaluation, (the adjustment to reflect these net assets at the devalued exchange rate) resulted in a foreign exchange gain.

      Provision for Income Taxes. For the quarter ended March 31, 2004, our effective income tax rate was 32.6% as compared to 33.1% for the quarter ended March 31, 2003. Our income tax rates vary among the regions in which we operate and ranged between 17% and 38% during the quarter ended March 31, 2004. The overall effective rate varies based on which regions are contributing profits and their respective tax rates.

      Net Income. As a result of the foregoing, net income increased $3.9 million, or 97%, from $4.0 million for the quarter ended March 31, 2003 to $7.8 million for the quarter ended March 31, 2004.

      Net Income Attributable to Common Stockholders. Net income for the quarter ended March 31, 2004 was $7.2 million compared to $4.0 million for the quarter ended March 31, 2003. Net income attributable to common stockholders is net income less dividends to convertible preferred stockholders. Dividends of $0.6 million were recorded for the quarter ended March 31, 2004 as a result of issuances, in December 2003 and January 2004, of 3,750,000 shares of Series A Preferred Stock, which accrue dividends at the cumulative rate of 8.0% per year. The issuances were made for aggregate cash consideration of $30.0 million.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

      Net Sales. Net sales for the year ended December 31, 2003 were $1,204.8 million as compared to $848.7 million for the year ended December 31, 2002, an increase of 42.0%. The increase was due, in large part, to our entry into new geographic markets, including Ecuador and Colombia, and into the fixed wireless communications product market in Latin America and to continued growth in existing markets as a result of higher demand for our products and services. Net sales in Ecuador for the year ended

December 31, 2003 were $45.6 million, compared to $0 for the year ended December 31, 2002. Net sales of one of our Mexican subsidiaries for the year ended December 31, 2003 were $495.0 million, as compared to $352.0 million for the year ended December 31, 2002, an increase of $143.0 million. This subsidiary had (1) an increase of $74.6 million in net sales attributable to sales that originated in Mexico, but were made to a new customer outside Mexico, (2) a $29.8 million increase in sales of fixed wireless communications products and (3) an increase in sales to existing customers due to increased local demand and an expansion in service offerings to our customers. The increase in our net sales from the year ended December 31, 2002 to the year ended December 31, 2003 also reflected the first full year of operations of a new Mexican subsidiary that we established primarily to provide fulfillment services to a new wireless network operator customer. Net sales of this subsidiary for the year ended December 31, 2003 were $67.2 million, compared to $16.5 million for the year ended December 31, 2002. Additionally, the net sales of our principal U.S. subsidiary increased as a result of increased penetration of the wireless communications market in the United States through the expansion of sales to existing customers and the addition of new customers.

      Cost of Sales/Gross Profit. Cost of sales for the year ended December 31, 2003 was $1,108.2 million, compared to $786.0 million for the year ended December 31, 2002, an increase of 41%. The increase was primarily attributable, and corresponded closely, to the increase in our net sales of 42% in 2003. Gross profit increased by $33.9 million to $96.6 million for the year ended December 31, 2003 from $62.7 million for the year ended December 31, 2002. Gross margin was 8.0% for the year ended December 31, 2003, compared to 7.4% for the year ended December 31, 2002. The increase in gross margin was due principally to a integrated supply chain and logistic services contract that we entered into during late 2002 with a new network operator customer. During 2003, this contract generated, as a percentage of our total net sales, 3.7% more than the contribution therefrom, as a percentage of total net sales, during 2002 with a gross margin significantly higher than our overall business. This increase, as a percentage of our total net sales, in 2003, contributed largely to the increase in our overall gross margin from 2002. This contract was terminated and replaced in February 2004 with a new contract that provides lower fees to us. We expect that this new contract will have less of an impact on our gross profit and gross margin in the future as a result of lower fees for that contract, increased competition for this customer’s business and continued growth in our other geographic markets.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $42.5 million, or 3.5% of our total net sales, for the year ended December 31, 2003 from $28.1 million, or 3.3% of such sales, for the year ended December 31, 2002. The dollar increase was principally due to our hiring of additional personnel and our investment in operational and administrative infrastructure to manage our sales growth. Research and development expenses of $0.5 million attributable to the development of our fixed wireless communications products that were included in selling, general and administrative expenses for the year ended December 31, 2003. Our total headcount, excluding production personnel who are recorded in cost of sales, as of December 31, 2003 was 517, as compared to 365 as of December 31, 2002. We had 139 and 130 production personnel as of December 31, 2003 and 2002, respectively.

      Interest Expense. Interest expense increased to $5.9 million for the year ended December 31, 2003 from $4.5 million for the year ended December 31, 2002. This increase was due to a higher level of outstanding indebtedness (notwithstanding our repayment of certain indebtedness in 2003) and the larger amount of accounts receivable that we factored to banking institutions primarily in Mexico during 2003 as compared to 2002. During 2002, our average level of indebtedness was $33.5 million as compared to $49.7 million during 2003.

      Foreign Exchange Loss. Foreign exchange loss was $1.9 million for the year ended December 31, 2003, as compared to a loss of $2.1 million for the year ended December 31, 2002. The $1.9 million loss resulted primarily from purchasing product from a European supplier in transactions denominated in Euro currency under vendor terms whereby the Euro currency appreciated in value when compared to the U.S. dollar. This resulted in a foreign exchange loss of $2.9 million, offset somewhat by increases in foreign exchange gains in other markets.

      Provision for Income Taxes. For the year ended December 31, 2003, our effective income tax rate was 29.9% compared to 35.1% for the year ended December 31, 2002. Our income tax rates vary among the regions in which we operate and ranged between 17% and 38% during 2003. The overall effective rate varies based on which regions are contributing profits and their respective tax rates. During the quarter ended December 31, 2003, we recorded tax benefits resulting from refunds and permanent tax items as a result of local inflation tax accounting adjustments experienced by our Mexican and Venezuelan subsidiaries. This caused our effective income tax rate to decrease in 2003 when compared to 2002.

      Net Income. As a result of the foregoing, net income increased by $11.1 million, or 62.1%, to $29.1 million for the year ended December 31, 2003 from $17.9 million for the year ended December 31, 2002.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

      Net Sales. Net sales were $848.7 million for the year ended December 31, 2002, as compared to $630.1 million for 2001, an increase of 34.7%. This increase was due largely to (1) our entry into new geographic markets, principally including Guatemala, El Salvador and Chile; (2) our first full year of selling in the U.S. and Peruvian markets; and (3) our further penetration of the wireless market in Mexico through increased market demand. Net sales in Guatemala, El Salvador and Chile and net sales of one of our Mexican subsidiaries increased to an aggregate of $75.8 million for the year ended December 31, 2002 from $0 for the year ended December 31, 2001. In addition, as a result of our increased penetration of the wireless market in Mexico and our commencement of sales of fixed wireless communications products in Mexico, net sales of another one of our Mexican subsidiaries increased by $53.7 million to $352.1 million for the year ended December 31, 2002 from $298.4 million for the year ended December 31, 2001. In addition, in the Fall of 2002, we entered into a new fulfillment contract with a major wireless network operator in Mexico that generated $16.5 million in net sales in 2002. The increase in our net sales also reflected an increase of $69.2 million in net sales of our principal U.S. subsidiary and an increase of $25.6 million in net sales of our Peruvian subsidiary as a result of the first full year of operations of each. Sales from our Miami distribution center declined by $32.6 million in 2002 due to the increased sales to customers outside the United States through our foreign subsidiaries. We also experienced continued growth in sales to our existing customers that contributed to our overall increase in net sales from the prior year.

      Cost of Sales/Gross Profit. Cost of sales for the year ended December 31, 2002 was $786.0 million, compared to $584.2 million for the year ended December 31, 2001, an increase of 34.5%. This increase was attributable, and corresponded closely, to the increase in our net sales of 34.7% during 2002. Gross profit increased by $16.8 million to $62.7 million for the year ended December 31, 2002 from $45.9 million for the year ended December 31, 2001. This increase was due primarily to the higher level of net sales achieved in 2002. Gross margin increased to 7.4% in 2002 from 7.3% in 2001. Our gross margin in the geographic markets that we first entered into in 2002 was consistent with the gross margins in our then existing markets. The slight increase in gross margin was due primarily to a more favorable product mix as we began to sell our fixed wireless communications products, which have higher gross margins, in the fourth quarter of 2002. We also entered into a new fulfillment contract with a large wireless network operator in Mexico in the fourth quarter of 2002, which contributed $16.5 million of our net sales with a higher gross margin.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $28.1 million, or 3.3% of our total net sales, for the year ended December 31, 2002 from $18.4 million, or 2.9% of such sales, for the year ended December 31, 2001. This dollar increase was primarily due to costs incurred in expanding our infrastructure into new countries and in recruiting additional finance and operational personnel commencing in the second quarter of 2002. Our total headcount, excluding production personnel who are recorded in cost of sales, as of December 31, 2002 was 365, as compared to 261 as of December 31, 2001. We had 130 and 58 production personnel as of December 31, 2002 and 2001, respectively.

      Interest Expense. Interest expense increased to $4.5 million for the year ended December 31, 2002 from $2.7 million for the year ended December 31, 2001. This increase was primarily due to higher levels of outstanding indebtedness and increased amounts of accounts receivable factored to financial institutions primarily in Mexico in 2002.

      Foreign Exchange Loss. Foreign exchange loss was $2.1 million for the year ended December 31, 2002 as compared to a loss of $1.5 million for the year ended December 31, 2001. This $2.1 million loss consisted of foreign exchange losses of $1.3 million in Argentina and a combined loss of $0.8 million in Chile, the Dominican Republic, Mexico and Venezuela.

      Extraordinary Gain. In 2002, we realized an extraordinary gain of $1.7 million as a result of our repurchase of the capital stock of the minority stockholder of our Venezuelan subsidiary for less than its estimated fair value at the time. The 49% minority interest had a carrying value of $2.2 million and we acquired it for a cash payment of $0.4 million. Our management determined that the fair value of the net assets acquired exceeded their cost by $1.7 million, net of the reduction in the carrying value of long-lived assets acquired.

      Provision for Income Taxes. For the year ended December 31, 2002, our effective income tax rate was 35.1% compared to 38.5% for the year ended December 31, 2001. Our income tax rates vary among the regions in which we operate and ranged between 16% and 38% during 2002. The overall effective rate varies based on which regions are contributing profits and their respective tax rates.

      Net Income. As a result of the foregoing, net income increased $5.2 million, or 41%, to $17.9 million for the year ended December 31, 2002 from $12.7 million for the year ended December 31, 2001.

Quarterly Results of Operations

      The following table presents our results of operations for each of the nine quarters in the period January 1, 2002 through March 31, 2004. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been made in order to present fairly the unaudited quarterly results. Historical results are not necessarily indicative of results of operations to be expected for any future periods.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands, except per share data and percentages)
Consolidated Statement of Operations Data:
Net sales	$126,383	$161,794	$209,256	$351,238	$199,538	$291,642	$343,376	$370,278	$338,911
Gross profit	12,838	14,479	13,982	21,361	17,992	20,189	24,634	33,806	25,146
Gross margin	10.2%	8.9%	6.7%	6.1%	9.0%	6.9%	7.2%	9.1%	7.4%
Net income attributable to common stockholders	2,225	4,174	3,275	8,244	3,968	5,974	6,816	12,296	7,229
Net income margin(1)	1.8%	2.6%	1.6%	2.3%	2.0%	2.0%	2.0%	3.3%	2.1%
Basic earnings per common share	$0.08	$0.15	$0.12	$0.30	$0.15	$0.22	$0.25	$0.45	$0.34
Diluted earnings per common share	$0.08	$0.15	$0.12	$0.30	$0.15	$0.22	$0.25	$0.45	$0.25

(1)	This represents the percentage determined by dividing net income attributable to common stockholders by net sales.

      Our net sales are subject to seasonal fluctuation as a result of holidays, supplier and wireless network operator promotions and other events affecting customer demand. As a result, we generally experience higher net sales in the second half of the calendar year and, in particular, in the fourth quarter. In addition, we believe that the timing of some of our shipments is subject to the preference of some of our Mexican customers to purchase additional inventory at the end of the year for their tax planning purposes.

Liquidity and Capital Resources

      As of March 31, 2004 and December 31, 2003, we had $25.7 million and $43.5 million, respectively, in cash and cash equivalents. We had $141.5 million and $110.9 million in working capital as of March 31, 2004 and December 31, 2003, respectively.

      Operating Activities. During the quarter ended March 31, 2004, we used $58.2 million in cash for operating activities, compared to $16.5 million used during the quarter ended March 31, 2003, an increase of $41.7 million. This additional use of cash was primarily due to changes in our accounts receivable, accounts payable and accrued expenses. During the quarter ended March 31, 2004, our receivables increased by $36.9 million and our accounts payable and accrued expenses decreased by $36.1 million, a net change of $73.0 million in the use of cash. During the quarter ended March 31, 2003, our receivables decreased by $55.8 million and our accounts payables and accrued expenses decreased by $84.5 million, a net change of $28.7 million in the use of cash. Historically, during the first quarter, we experience decreases in both our accounts receivables and payables as we collect on our accounts receivable and make payments to vendors from the increased sales activity during the second half of the prior year. However, as of March 31, 2004, we had not collected $61.5 million in accounts receivable from our largest customer in Venezuela due to currency controls imposed in Venezuela in January 2003, which restrict the payments of cash outside Venezuela. See “ – Financing Activities.”

      Our operating activities used cash in the amounts of $10.7 million and $35.4 million for the years ended December 31, 2003 and 2002, respectively, and provided cash in the amount of $30.8 million for the year ended December 31, 2001. We used less cash during the year ended December 31, 2003 as compared to the year ended December 31, 2002 largely as a result of our growth and a related decrease in our working capital requirements.

      Our accounts receivable increased by $36.9 million during the quarter ended March 31, 2004 (from December 31, 2003) and by $81.4 million and $106.6 million during the years ended December 31, 2003 and 2002, respectively. The levels of increase in our accounts receivable are a function of our growth, collections, factoring arrangements and terms provided to customers. We also factor a large portion of our accounts receivable of one of our Mexican subsidiaries in order to help fund our growth and working capital requirements. We generally have obtained factoring arrangements on terms more favorable than those under our other available lines of credit. Historically, we have maintained credit insurance to comply with the terms of one of our prior credit facilities. We currently maintain credit insurance on approximately one-third of our aggregate accounts receivable in order to reduce risks associated with potentially uncollectible accounts, principally in Latin America. We have not made any claims under our credit insurance policy and, as a result, we expect to reduce the amount of the receivables that we insure.

      Our inventory decreased by $6.9 million during the quarter ended March 31, 2004 and increased by $21.1 million and $11.3 million during the years ended December 31, 2003 and 2002, respectively. The increases in 2002 and 2003 primarily reflected higher customer demand for our products, as reflected in our increase in net sales. The decrease for the quarter ended March 31, 2004 was due primarily to the seasonality of our business. Our total write-downs for slow-moving and obsolete inventory, as a percentage of our total inventory, was 2.3% as of March 31, 2004 and 1.6% and 1.8% as of December 31, 2003 and 2002, respectively. We regularly monitor and analyze our inventory for obsolescence and record write-downs accordingly. We believe that these write-downs are adequate given our generally high inventory turnover rate and the price protection provided to us by some of our principal suppliers. In 2003, we increased our purchase of refurbished products for resale. This initiative was unsuccessful and, as a result, we wrote-off $2.7 million of refurbished inventory during 2003.

      Our accounts payable and accrued expenses decreased by $36.1 million during the quarter ended March 31, 2004 and increased by $48.6 million and $64.2 million during the years ended December 31, 2003 and 2002, respectively. These changes were due principally to the timing of payments made to our principal suppliers. Several of our suppliers, including our largest supplier, extend to us trade credit in amounts based on various factors, including the amounts of our purchases and their internal credit criteria. These suppliers may decrease or terminate our available trade credit at any time, in their sole discretion.

      We have trade payable arrangements with some of our suppliers and three financial institutions in connection with the purchase of products from such suppliers. Such arrangements were established with suppliers of ours that often sell receivables to third-party financial institutions that extend payment terms to us of up to 90 days. We have trade credit availability of up to $10.0 million under each of such arrangements. Such arrangements bear interest on unpaid balances at rates ranging from LIBOR plus 3.50% up to 18.0% per annum and, except in the case of our arrangement with one financial institution, the interest charges on these arrangements are incurred and paid by the suppliers. Each of these arrangements may be terminated by either party upon written notice.

      We routinely make large payments, on certain occasions in excess of $10.0 million, to our suppliers and routinely collect large payments, on certain occasions in excess of $10.0 million, from our customers. The timing of these payments and collections has caused our cash balances and borrowings to fluctuate, sometimes significantly, throughout any given quarter.

      Investing Activities. Our investing activities used cash of $1.1 million during the quarter ended March 31, 2004 and $2.8 million, $5.5 million and $1.8 million during the years ended December 31, 2003, 2002 and 2001, respectively. Investing activities primarily reflect our capital expenditures, investments in short-term marketable securities and an acquisition of assets in Mexico (comprised of accounts receivable, inventory, property and equipment, and other assets) for $2.5 million completed in 2002.

      Capital expenditures were $0.9 million during the quarter ended March 31, 2004 and $2.2 million, $2.6 million and $1.7 million during the years ended December 31, 2003, 2002 and 2001, respectively. These expenditures were primarily for the purchases of computer equipment, software and warehouse storage equipment.

      Financing Activities. Our financing activities provided $40.5 million in cash during the quarter ended March 31, 2004 and $38.4 million and $36.6 million in cash during the years ended December 31, 2003 and 2002, respectively, and used $14.9 million in cash during the year ended December 31, 2001. For the quarter ended March 31, 2004 and the year ended December 31, 2003, financing activities consisted primarily of the issuance of our Series A Preferred Stock and our 2008 Convertible Notes and borrowings and repayments made under our revolving lines of credit. Financing activities were primarily repayments and borrowings made under our lines of credit during the years ended December 31, 2002 and 2001. During the fourth quarter of 2003, we received gross proceeds of $57.3 million from the issuance of our Series A Preferred Stock and 2008 Convertible Notes. Of these proceeds, a portion was used to repay outstanding indebtedness under both of our then existing revolving lines of credit. During the quarter ended March 31, 2004, we obtained additional gross proceeds of $4.5 million from the issuance of additional shares of our Series A Preferred Stock and 2008 Convertible Notes, and paid transaction costs of $4.4 million incurred in connection with the issuances. In addition, we borrowed $46.4 million during such period. In January 2004, we paid $5.9 million to one of our original stockholders to redeem approximately 6.4 million shares of common stock owned by him. In December 2003, we declared dividends to our two original stockholders of $5.9 million, of which $0.5 million was paid, before repayment of loans outstanding, during the first quarter of 2004 and the remaining amount was paid in April 2004.

      Due to currency controls imposed in Venezuela in January 2003, as of June 30, 2004, we had approximately $64.7 million of accounts receivable from our largest customer in Venezuela, of which approximately $32.0 million was more than 90 days overdue. These currency controls restrict the payment of cash outside of Venezuela, which includes the ability of our Venezuelan subsidiary to pay balances owed to its U.S. parent company. In the last quarter of 2003 and the first quarter of 2004, in consideration for our willingness to continue to meet orders by this customer without its prior payment to us of outstanding amounts, this customer provided collateral to American Express Bank International, or AEBI, as security for loans from AEBI to us in the aggregate principal amount of $20.0 million. There was no balance outstanding under this arrangement as of December 31, 2003. In June 2004, this customer provided additional collateral to AEBI as security for an additional loan of $20.0 million from AEBI to us.

We issued a new $40.0 million promissory note to AEBI reflecting the additional loan and cancellation of the promissory note issued by us in October 2003. Under the arrangements among us, this customer and AEBI, although we are the payor under the promissory note, AEBI is required to foreclose on the collateral provided to it by this customer prior to seeking any repayment from us; additionally, 50.0% of this customer’s payments to us of its payables outstanding on the date of the note are to be remitted directly to AEBI and reduce the principal amount of the note. We invoice this Venezuelan customer for interest on all invoices that are 30 days past due. We believe that the sales to this customer meet the revenue recognition criteria established by SEC Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements,” based on our assessment of the creditworthiness of this customer and the terms of these sales.

      On April 26, 2004, we entered into a new secured revolving credit facility, or the New Credit Facility, with us, Brightstar U.S., Inc. and Brightstar Puerto Rico, Inc., as borrowers, a syndicate of financial institutions, as lenders, and PNC Bank, National Association, or PNC Bank, as administrative agent. All obligations under the New Credit Facility are joint and several obligations of Brightstar Corp. and Brightstar U.S., Inc. Furthermore, all obligations under the New Credit Facility are secured by substantially all of our assets and all of the assets of Brightstar U.S., Inc. In addition, the obligations of Brightstar Puerto Rico, Inc. are secured by substantially all of its assets. The New Credit Facility provides for borrowings of up to $70.0 million on a revolving basis, with a separate sub-limit of $20.0 million for letters of credit. Availability under the New Credit Facility is subject to a borrowing base consisting of eligible accounts receivable and eligible inventory.

      Amounts outstanding under the New Credit Facility bear interest at an annual rate equal, at our option, to (i) adjusted LIBOR plus a margin ranging from 1.75% to 2.25%, based on the average daily amount of our undrawn availability during the applicable period, or (ii) an alternate base rate equal to the higher of the administrative agent’s prime rate and the Federal Funds effective rate plus 0.50%. The New Credit Facility will mature on October 21, 2008. On the maturity date, we are required to repay the aggregate principal amount of all then outstanding loans.

      We are required to pay commitment fees on the undrawn amount of each lender’s commitment at an annual rate ranging from 0.25% to 0.50%, based on the average daily amount of undrawn availability during the applicable period, until the earlier of the maturity date and the termination of the New Credit Facility. Accrued commitment fees are payable quarterly in arrears and on the maturity date. We are also required to pay the administrative agent an annual agency fee of $20,000.

      The terms of the New Credit Facility restrict various of our activities, including effecting mergers, consolidations or other reorganizations, disposing of assets or properties, creating liens, guaranteeing the obligations of others, making investments, loans or capital expenditures, paying dividends, entering into transactions with affiliates, entering into leasing arrangements, amending our certificate of incorporation or by-laws and prepaying other indebtedness. The New Credit Facility also contains affirmative covenants relating to various matters, including obtaining relevant authorizations, conduct of business, maintenance of existence and assets, provision of financial information and compliance with laws. In addition, under the terms of the New Credit Facility, we are subject to certain financial ratios, including leverage and fixed charge coverage ratios.

      We are also subject to certain events of default under the New Credit Facility, including defaults based on bankruptcy and insolvency events; non-payment; cross-defaults to other debt; the occurrence of an event of default under any of our distribution agreements with Motorola; termination by Motorola of any of such agreements; breach of specified covenants; a change of control in our company; and any material inaccuracy of our representations and warranties. See “Description of Certain Indebtedness.”

      During December 2003 and January 2004, we issued $30.0 million of Series A Preferred Stock and $31.75 million in principal amount of 2008 Convertible Notes. A total of $57.3 million of gross proceeds was received and recorded in December 2003. We received and recorded the balance in January 2004. Our Series A Preferred Stock accrues cumulative dividends quarterly at an annual rate of 8.0% and is also entitled to any dividends paid on common stock, on an as converted basis. The dividend rate is subject to increase upon the occurrence of dividend payment and other defaults and/or if shares of our Series A Preferred Stock remain outstanding on September 30, 2009. At least one-half of the dividends on our Series A Preferred Stock is required to be paid in cash quarterly, in arrears, on each dividend payment date, commencing on March 31, 2004. If, as of any dividend payment date, we fail to pay at least one-half of the dividends due and payable on such date, then the annual dividend rate for our Series A Preferred Stock will become 10.0%, effective as of the first day of the dividend period preceding the dividend payment date to which such payment default relates. If any of shares of Series A Preferred Stock remain outstanding on September 30, 2009, the annual dividend rate will increase by a rate of 1.0% per annum on each 30th calendar day thereafter, up to a maximum dividend rate of 15.0% per annum until such time as no shares of Series A Preferred Stock remain outstanding. See “Description of Capital Stock.”

      The interest rate of our 2008 Convertible Notes is 10.5% per year and is payable quarterly in cash. The purchase agreement under which the Notes were issued provides that our company may not at any time have in excess of $100.0 million in indebtedness outstanding under its credit facilities, our aggregate investments in joint ventures may not at any time exceed $10.0 million and aggregate loans or advances to our employees and officers may not at any time exceed $1.0 million. The purchase agreement also provides that we must maintain certain financial ratio coverages, including minimum ratios earnings to interest and minimum EBITDA levels. The term “EBITDA” means earnings before any charges for interest, taxes, depreciation and amortization. See “Description of Certain Indebtedness.”

      As described under “Use of Proceeds,” we intend to convert all outstanding shares of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes into shares of common stock on the completion of this offering and to pay all accumulated dividends and accrued interest thereon. We may convert all outstanding shares of our Series A Preferred Stock into shares of common stock on the completion of a qualified initial public offering, as such term is defined in the applicable stock purchase agreement and our certificate of designation, so long as the holders of our Series A Preferred Stock (along with the holders of our 2008 Convertible Notes) receive at least $30.0 million in cash, on a pro rata basis, for a prescribed number of the shares of common stock issued on conversion. This offering is expected to constitute a qualified initial public offering. The number of shares to be redeemed by us will be determined based on the offering price of the common stock in this offering. Specifically, such number of shares will equal $30.0 million divided by the per share initial public offering price.

      We have several factoring agreements, primarily in Mexico, that provide for the sale of one of our subsidiaries’ trade accounts receivable to financial institutions. Such sales were made primarily on non-recourse bases in 2003 and primarily on recourse bases in 2002. Although the agreements generally do not require the counterparty to purchase any minimum amount of our receivables, we do have agreements with two institutions that provide for receivable sales of up to $75.0 million, in the aggregate, on committed and recourse bases. We believe that, in any given period, we would be able to sell our receivables in amounts significantly above the $75.0 million committed amount and/or sell our receivables in significant amounts under uncommitted facilities on non-recourse bases. We sold receivables in average monthly amounts of approximately $45.0 million during 2003 and in average monthly amounts of approximately $25.6 million during the first six months of 2004. The financial institutions purchase the accounts receivable at a discount based on LIBOR plus a margin. The margins have generally ranged between 1.80% and 3.50%. We believe that, as of December 31, 2003 and July 31, 2004, we had no outstanding obligations under our prior or current recourse factoring agreements.

      As of December 31, 2003, we had a revolving credit facility, or the Credit Facility, that provided for borrowings of up to an aggregate amount of $30.0 million. The annual interest rate on borrowings under the Credit Facility was LIBOR plus 2.75%. As of December 31, 2003 and March 31, 2004, we had $0 and $26.8 million outstanding under the Credit Facility, respectively. As of December 31, 2003, we also had a revolving bank line of credit, or the Line of Credit, with maximum borrowing availability of up to $24.0 million. The annual interest rate on borrowings under the Line of Credit was the prime rate plus 1.25%. As of December 31, 2003 and March 31, 2004, we had $19.6 million and $15.6 million outstanding under the Line of Credit, respectively. In connection with entering into the New Credit Facility, we repaid in full and terminated the Credit Facility and the Line of Credit.

      During December 2002, one of our Mexican subsidiaries issued two promissory notes denominated in U.S. dollars to a Mexican financial institution. The notes were in the aggregate principal amount of $7.0 million and were repaid in March 2003. As of March 31, 2004 and December 31, 2003, the same Mexican subsidiary had a U.S. dollar-denominated loan payable of $2.0 million (with annual interest at the rate of 4.43% as of March 31, 2004 and December 31, 2003) that is due in August 2004.

      Cash Requirements. We will have significant cash requirements as we expand our business into new geographic and product markets through organic growth and/or potential acquisitions. These requirements will include the costs related to increased accounts receivable and inventory and the costs of additional personnel, production and distribution facilities, enhancing our information systems, our integration of any acquisitions and our compliance with laws and rules applicable to a public company. Additionally, until a conversion of our Series A Preferred Stock and our 2008 Convertible Notes, we will require cash to pay interest and dividends thereon. On the completion of this offering, we will use $30.0 million of the net proceeds to redeem a portion of the common stock issued to the holders of those securities. Cash will also be required to make deferred tax payments of approximately $13.6 million as of June 30, 2004 related to our foreign operations. The exact dates when such amounts will be paid cannot be reasonably determined. Our cash availability is dependent in part on our foreign subsidiaries’ ability to collect their receivables on a timely basis and may be negatively affected by local currency restrictions.

      We have historically relied on our factoring agreements, principally in Mexico, our available lines of revolving credit, cash from our operations and on trade credit provided by our largest supplier, Motorola, and other suppliers to finance our working capital requirements and to support our growth. As a result of the issuance of the Series A Preferred Stock and 2008 Convertible Notes, our entering in April 2004 into the New Credit Facility, the use of cash from operations and the net proceeds from this initial public offering, we anticipate that we will be able to meet our anticipated cash requirements for at least the next 12 months.

      In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we will need to reduce certain planned expenditures and/or seek additional financing. If debt financing is not available on favorable terms, we may seek to raise funds through the issuance of our equity securities. If such actions are not sufficient, we intend to limit our growth and/or reduce or curtail some of our operations to levels consistent with the constraints imposed by our available cash flow. Our ability to seek additional debt or equity financing may be limited by our existing and any future financing arrangements and/or economic and financial conditions. In particular, the New Credit Facility and our agreements with Motorola restrict our ability to incur additional indebtedness. In addition, our agreements with Motorola restrict our ability to issue additional equity securities. We cannot assure you that any reductions in our planned expenditures or in our expansion and personnel would be sufficient to cover shortfalls in available cash or that additional debt or equity financing would be available on terms acceptable to us, if at all.

Contractual Obligations

      The following table summarizes our contractual obligations as of December 31, 2003:

	Payments due by period (in thousands)

			Less Than				More Than
	Total		1 Year	1-3 Years	3-5 Years		5 Years

Long-term debt obligations	$51,730		$22,294	$—	$29,436	(1)	$—
Fixed interest payments	16,670		3,334	6,668	6,668		—
Operating lease obligations	15,684		2,770	9,482	3,432		—
Purchase obligations	115,120		115,120	—	—		—
Other obligations	11,750	(2)	11,750 (2)	—	—		—

Total	$210,954		$155,268	$16,150	$39,536		$—

(1)	This amount represents the then outstanding principal amount of our 2008 Convertible Notes. Upon the completion of this offering, we will effect the conversion of all of our 2008 Convertible Notes. In accordance with the terms of our 2008 Convertible Notes, we may convert the aggregate principal amount of our 2008 Convertible Notes into common stock on the completion of this offering (which falls within the definition of a qualified public offering contained in the purchase agreement governing the Notes), so long as the holders of the Notes (along with the holders of our Series A Preferred Stock) receive at least $30.0 million in cash, on a pro rata basis, for a prescribed number of the shares of common stock issued on such conversion. During the three months ended March 31, 2004, we received an additional $2.3 million of gross proceeds from the issuance of our 2008 Convertible Notes for a total of $31.75 million outstanding principal amount as of March 31, 2004. Interest due at a 10.5% interest rate to the holders of Notes on an annual basis is $3.3 million.

(2)	This amount consists of approximately $5.9 million used to redeem shares of common of stock from one of our original stockholders and approximately $5.9 million in dividends paid to both of our two original stockholders.

      In addition, we are obligated to accrue cumulative dividends on our Series A Preferred Stock at the rate of 8.0% annually. At least one-half of the dividends on our Series A Preferred Stock must be paid in cash, quarterly in arrears, on each dividend payment date. If any shares of our Series A Preferred Stock remain outstanding as of September 30, 2009, the annual dividend rate escalates to a maximum of 15.0%. Annual dividend payments on our Series A Preferred Stock, assuming an 8.0% dividend rate, are $2.4 million.

Off-Balance Sheet Arrangements

      As of March 31, 2004, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

      Our critical accounting policies are those that require our most subjective or complex judgments as a result of the need to make certain estimates and assumptions when there is uncertainty as to their financial effects. Although all of the policies identified in the notes accompanying the consolidated financial statements are important to an understanding of such financial statements, the policies discussed below are considered by management to be central to their understanding because of (i) the higher level of measurement uncertainties involved in their application and (ii) the effects that changes in estimates and assumptions relating to these policies could have on the consolidated financial statements.

      We base our estimates on, among other things, currently available information, our historical experience and on various assumptions, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that these assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate. There can be no assurance that actual results will not differ from these estimates.

      Management’s Estimates. On an ongoing basis, we evaluate our estimates and assumptions related to the reporting of the allowance for doubtful accounts and of the write-down for inventory obsolescence in the preparation of our consolidated financial statements, in conformity with accounting principles generally accepted in the United States. In determining the adequacy of the allowance for doubtful accounts, our management considers a number of factors, including the aging of our accounts receivable, customer payment trends, the financial condition of our customers, economic conditions in our customers’ countries and general industry and economic conditions. In determining the adequacy of the write-down for inventory obsolescence, our management considers a number of factors, including the aging of the inventory, recent sales trends and industry, market and economic conditions. In assessing inventory write-downs, management also considers any price protection credits or other incentives that we expect to receive from our suppliers.

      We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements.

      Revenue Recognition. We recognize revenues in accordance with the Securities and Exchange Commission, or the SEC, Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B, or collectively SAB 101, and additional guidance provided by SAB 104, Revenue Recognition. SAB 101 requires that four basic criteria be met before revenues may be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determinations of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. If changes in conditions cause our management to determine that these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

      Revenues from product sales are recognized once the wireless communications device and/or related accessory is sold and shipped to our customer and both title and the risks and rewards of ownership have been transferred to the customer or when services have been rendered. In limited situations, we recognize revenues on sales prior to their shipment, but after title and the risks and rewards of ownership have been transferred to the customer and certain other revenue recognition criteria in accordance with SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, have been satisfied. We recognize integrated logistics service revenues as the related services are provided. We recognize allowances for sales returns at the time of sale. Our estimate of sales returns is based on our historical returns experience and our evaluation of current market conditions. Actual returns could vary from this estimate based on actual market conditions.

      Allowance for Doubtful Accounts. We provide credit to a large number of our customers in the ordinary course of business. We try to mitigate the risks associated with providing credit by performing credit evaluations and by obtaining credit insurance. We estimate the probable loss on our accounts receivable based on the creditworthiness of our customers and general economic conditions in the countries in which we operate. As of December 31, 2003, the allowance for doubtful accounts totaled $1.8 million. The actual amount of customer accounts that are not collected may vary from our estimate due to changes in our customers’ creditworthiness and economic conditions in the countries in which we do business, among other factors.

      Inventory Valuation. We value our inventory at the lower of its actual costs or its estimated current market value. Included in our inventories are estimates of reductions of inventory value due to lower market prices than our original purchase prices, estimates for excess and obsolete inventories, supplier incentives earned through purchases but unrealized pending the sale of the related products and increased by estimated costs for wireless equipment programming.

      Taxes. We have recorded deferred tax assets and receivables from local country tax authorities. If realization of deferred tax assets or collectibility of receivables is less than anticipated, we may need to reflect a provision or valuation allowance related to such assets. From time to time, we are subject to various investigations or audits by taxing authorities originating from our U.S. or foreign operations covering a wide range of matters that arise in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to us. We have established accruals for matters that we believe are probable and reasonably estimable. Our management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on our financial position or results of operations.

      Warranty Liability. The only products for which we presently provide a warranty are our fixed wireless communications products. In the event that our actual warranty liability exceeds our reserve therefor, we will need to record additional amounts. We have estimated our warranty liability reserve based on our limited experience with our fixed wireless communications products, which we contract manufacture.

      Accounting for Stock-Based Compensation. On January 20, 2004, our board of directors approved a stock option plan for our company. In 2004, we have granted options to purchase 1,382,500 shares of our common stock to our employees, with exercise prices equal to the fair value of our common stock at the times of their grant, as independently determined, with vesting periods of three years. These options were granted for terms not exceeding ten years and may be forfeited in the event that an employee terminates his or her employment or relationship with us. The option plan contains anti-dilution provisions that require the adjustment of the exercise price and the number of shares of our common stock represented by each option for any stock split or dividend. We account for the plan under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Our compensation plan was approved by our board of directors in January 2004. No awards have been granted to employees other than stock options.

Quantitative and Qualitative Disclosure Regarding Market Risk

      Foreign Currency Exchange Risk. Each of our Latin American subsidiaries uses the local currency as the functional currency. To mitigate our currency risk, we invoice in U.S. dollars, unless prohibited by the laws of the applicable country. We are generally paid in the local currency, at the prevailing U.S. dollar exchange rate on the date of payment. A significant portion of our consolidated net sales are attributable to our Latin American subsidiaries. Our sales in Mexico were approximately $562.3 million during 2003, which represented approximately 47% of our consolidated net sales. A decrease of 10% in the exchange rate between the Mexican peso and the U.S. dollar would have resulted in a reduction of approximately $13.0 million in our consolidated net sales for the year ended December 31, 2003. Our U.S. operations experienced foreign exchange losses totaling $2.9 million during 2003 primarily related to euro-denominated purchases of products from a French manufacturer. During the quarter ended March 31, 2004, we had a foreign exchange gain of $1.7 million, primarily from our Venezuelan operations. We have from time to time entered into a limited number of foreign exchange contracts intended to help manage our foreign currency risk.

      Our foreign operations are subject to various risks, including political instability, economic downturns, currency controls and devaluations, exchange rate fluctuations, potentially unstable channels of distribution, increased credit risks, export control laws that limit the markets into which we may enter, inflation, changes in laws and enforcement policies related to foreign ownership of businesses, foreign tax laws, trade disputes among nations, changes in costs of and access to capital, changes in import/export regulations, including enforcement policies, secondary market resales and tariff and freight rates. Our management believes that economic and political developments in Argentina, Venezuela and the Dominican Republic have increased the risk of foreign currency devaluations that could have a material adverse effect on our operations in any or all of these countries. Additionally, threats of terrorist acts, a decline in consumer confidence, new economic weakness in the United States or a continued weakness throughout other countries in which we do business could have a material adverse effect on our financial position, cash flows and results of operations.

      Historically, we have attempted to mitigate risk and uncertainty in markets that have unstable economic, political, social, currency and other conditions through hiring local personnel, centralizing credit decisions at our corporate level, tying our customer payments to the U.S. exchange rate on the date of collection and satisfying intercompany obligations (relating to purchases made by Brightstar Corp.) on a daily basis. Currency controls presently in effect in Venezuela restrict the ability of our Venezuelan subsidiary to pay balances owed to its U.S. parent company.

      Interest Rate Risk. We have market risk relating to increases or decreases in the amount of interest expense that we pay on our outstanding debt instruments, primarily borrowings under our credit facilities. As of December 31, 2003, these facilities provided for borrowings of up to $54.0 million and there was $19.6 million outstanding under these facilities. As of March 31, 2004, we had $42.4 million outstanding under these facilities. The advances under these facilities bore a variable interest rate based on the prime rate and LIBOR. Our risk associated with fluctuating interest expense was limited principally to these debt instruments. As of June 30, 2004, $49.2 million was outstanding under the New Credit Facility. Amounts outstanding under the New Credit Facility bear interest at varying rates, depending on whether the loans thereunder are classified as domestic rate loans or Eurodollar rate loans. Domestic rate loans bear interest at the annual rate equal to the higher of: (i) the base commercial lending rate of PNC Bank in effect from time to time or (ii) the “open” rate for Federal Funds transactions among members of the Federal Reserve System plus 0.5%. Eurodollar rate loans bear interest at LIBOR divided by one minus the reserve percentage prescribed by the Federal Reserve System for eurocurrency funds plus a margin ranging from 1.75% to 2.25%.

      The table below provides information about our financial instruments as of December 31, 2003 that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rate by maturity date.

								Fair Value
								December 31,
	2004	2005	2006	2007	2008		Thereafter	2003

	(in thousands)
Fixed rate debt:
10.5% Convertible Senior Subordinated Notes	$—	$—	$—	$—	$29,436	(1)	$—	$29,436
Variable rate debt	$22,294	$—	$—	$—	$—		$—	$22,294
Weighted average interest rate(2)	5.16%	—	—	—	—		—	5.16%

(1)	This amount represents the then outstanding principal amount of our 2008 Convertible Notes. Upon the completion of this offering, we will effect the conversion of all of our 2008 Convertible Notes. In accordance with the terms of our 2008 Convertible Notes, we may convert the aggregate principal amount of our 2008 Convertible Notes into common stock on the completion of this offering (which falls within the definition of a qualified public offering contained in the purchase agreement governing the Notes), so long as the holders of the Notes (along with the holders of our Series A Preferred Stock) receive at least $30.0 million in cash, on a pro rata basis, for a prescribed number of the shares of common stock issued on such conversion. During the three months ended March 31, 2004, we received an additional $2.3 million of gross proceeds from the issuance of our 2008 Convertible Notes for a total of $31.75 million outstanding principal amount as of March 31, 2004. Interest due at a 10.5% interest rate to the holders of Notes on an annual basis is $3.3 million.
(2)	Based on annual interest rates ranging from 4.43% to 5.25%.

Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force, or the EITF, of the Financial Accounting Standards Board, or the FASB, reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our financial position or results of operations in 2003.

      In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46. This Interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities that have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties and (ii) the equity investors lack one or more of the characteristics of a controlling financial interest. This Interpretation applies immediately to variable interest entities created after July 31, 2004 and to variable interest entities in which an enterprise obtains an interest after that date. It will also apply to entities that are considered to be special-purpose entities at various dates in 2004 and 2005. We do not believe that we have any relationships with or interests in entities considered to be special-purpose entities. Therefore, we have determined that we will not be required to consolidate or disclose any information about a variable interest entity on the effective date of FIN 46.

      In January 2003, the EITF issued Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, or EITF 02-16. EITF 02-16 establishes the income statement classification criteria for payments received from suppliers. EITF 02-16 was effective for fiscal year 2003 and early adoption was permitted only if a change to previously reported net income would have resulted. We adopted this EITF during 2003, which resulted in the netting of our sales with our cost of sales in the amount of $76.8 million in such year, with no impact to our gross profit and net income. Because we regularly receive vendor credits and allowances, our gross margins may fluctuate from period to period based on the volume of our net sales impacted by EITF 02-16.

      In May 2003, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, to be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003 and otherwise became effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations in 2003.

Related Party Transactions

      See “Certain Relationships and Related Party Transactions” for a description of our related party transactions.

BUSINESS

Overview

      We are a leading distributor of wireless communications devices, such as mobile and fixed wireless phones and related accessories, in the Americas. Increasingly, we also provide a variety of integrated supply chain and logistics services to some of our distribution customer base. We distribute products in 32 countries throughout the Americas (including Caribbean island nations) and our major customers are some of the largest wireless network operators in the world including subsidiaries of América Móvil, BellSouth, Telefónica Móviles, Telecom Italia and Verizon, as well as other major wireless telecommunications carriers and their authorized agents. We also have strategic supply relationships with leading manufacturers of wireless communications devices, principally including Motorola, Kyocera Wireless Corp., or Kyocera, Sagem, Samsung and Sendo America, Inc., or Sendo. We believe that we are not merely a distributor but an essential link in the wireless communications supply chain, performing critical business functions for wireless communications device manufacturers, wireless network operators and retailers. Our growth has been almost entirely organic and, since our first full year of operation in 1998, we have increased our net sales at an average annual compounded rate of 75%. In 2003, we sold more than 11.0 million wireless phones and generated over $1.2 billion in net sales, $51.4 million in operating income and $29.1 million in net income.

      We are headquartered in Miami and have major distribution and fulfillment facilities in Miami, Chicago and Mexico City. Importantly, we have a significant local presence in Latin America with offices and facilities in 14 countries in Latin America. For percentages of consolidated net sales by country or region where the sales originated – see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      The substantial majority of our products and services are provided to large wireless network operators in Latin America. In the United States, our customers are regional wireless network operators, mobile virtual network operators, or MVNOs, distributors, independent agents, resellers and retailers. Through our distribution facilities, we sell products and/or provide services throughout the Americas to over 145 wireless network operators and 11,700 additional points-of-sale.

      Since our inception in 1997, we have generated the substantial majority of our sales from the distribution of wireless phones. As a distributor, we warehouse, import/export and deliver products to our customers often on a just-in-time basis. As our business has evolved, we have capitalized on our strong customer and supplier relationships and capabilities to provide a wide variety of integrated supply chain and logistics services. These services, which principally include customization services, just-in-time delivery, point-of-sale minimum/maximum inventory replenishment programs, information management, semi-knock down assembly services, reverse logistics and third-party logistics, enable wireless communications device manufacturers and network operators to reduce their operating costs and increase their operating efficiencies. Over the past few years, we have increasingly designed, contract-manufactured and distributed fixed wireless phones, in partnership with Narbitec, LLC, or Narbitec, our 51%-owned subsidiary, and, to a lesser extent, have distributed wireless data products and provided wireless data solutions.

      Our facilities in Miami, Chicago and Venezuela are certified under ISO 9001:2000, a set of standards published by the International Standardization Organization used to document, implement and demonstrate quality management and assurance systems.

Industry Background

      The use of wireless communications technologies continues to grow rapidly and has become widespread throughout the world. In fact, the wireless phone has become one of the most widely adopted consumer electronics products in the world. Cellular phones and other wireless communications devices allow consumers to talk, send and receive text and e-mail messages, send and receive audio, video, digital and other multi-media messages, browse the Internet and listen to music.

      The wireless communications industry has the following principal participants:

•	Wireless network operators, also known as carriers, build and operate wireless communications networks, sell wireless airtime and provide voice and data access services to their subscribers.

•	Infrastructure designers, manufacturers and builders provide wireless network operators with the technology, equipment and cell sites to build and operate their wireless networks.

•	Wireless communications device manufacturers design, manufacture and sell wireless communications devices, such as cellular phones (and related accessories) and wireless personal digital assistants, which connect subscribers to wireless networks.

•	Value-added distributors purchase and resell wireless communications devices and provide supply chain management services, including the physical movement of wireless communications devices and related products from wireless communications device manufacturers and network operators to various points-of-sale and subscribers.

•	Resellers and mobile virtual network operators, or MVNOs, purchase airtime, on a wholesale basis, for resale, leveraging identifiable brand names and maintain business arrangements with licensed wireless network operators. Virgin Mobile USA, LLC is an example of an MVNO.

•	Retailers provide subscribers and potential subscribers with a local access points, either physical or on-line, to acquire wireless communications devices and services. Retail points-of-sale include operator-owned stores, indirect agents and dealers, traditional consumer electronics retailers and grocery, drug and convenience stores.

•	Subscribers consume wireless airtime and products. Subscribers include both “postpaid” users, who typically sign a contract with a wireless operator for airtime services and pay a monthly access fee and per minute usage charges, and “pre-paid” users, who pay for airtime prior to their usage with no contract.

      The wireless industry is experiencing rapid growth and significant technological advancement. International Data Corporation, or IDC, estimates that, as of December 31, 2003, there were 1.3 billion wireless mobile phone subscribers worldwide and estimates that there will be 2.0 billion subscribers by the end of 2008. IDC also estimates that the number of new wireless mobile phones sold globally per year will increase from 551.9 million in 2003 to 794.9 million in 2008. This growth has been driven, and we expect it to continue to be driven, by a number of key factors. Several geographic regions, such as China, India and Latin America, have relatively low levels of landline and wireless communications penetration. As prices have declined for both wireless mobile phones and services in these regions, there has been a substantial growth in subscribers. In addition, advancements in the technology of wireless phones, including the popularization of camera phones, color screens and video cameras, as well as the transition to more advanced technologies, such as wireless technology associated with General Packet Radio Services (GPRS), or 2.5G technology, or Universal Mobile Telecommunication Service (UMTS), or 3G technology, have driven a significant replacement of existing wireless phones worldwide. Declining unit prices and upgrade incentives offered by wireless network operators have also driven replacement purchases. In recent years, there has also been an acceleration in the growth of emerging technologies and platforms in the wireless communications and data markets, including through the recent allocation by various governmental authorities of unlicensed bands (frequencies).

      Wireless communications technology has been advancing rapidly and, as a result, wireless communications device manufacturers and personal digital assistant manufacturers are designing and offering an increasing number of sophisticated devices with multi-media capabilities such as wireless-enabled devices. Technological requirements vary among geographic markets and customers and, as a consequence, a significantly greater need for customization has developed. Also, the number of wireless communications device manufacturers and the breadth of their product offerings continues to increase. In order to improve their efficiency and profitability in an increasingly competitive environment, a significant number of these manufacturers are not only outsourcing the manufacturing of their products, but also increasingly outsourcing certain functions of their supply chain, such as product customization/localization, logistics and transportation. By doing so, these manufacturers can focus on their core business of research and development and brand management. Some wireless network operators, in order to maximize efficiencies and focus on core competencies, such as selling airtime, managing their networks and providing customer support, have decided to outsource certain of their product supply chain functions to value-added distributors. It has become common for wireless network operators to minimize their days of inventory by purchasing products on a just-in-time basis from distributors and wireless communications device manufacturers.

      The Latin American wireless handset market has experienced rapid growth in the past years, reaching sales of over 13.5 million handsets during the first quarter of 2004, according to Gartner, Inc., or Gartner, or more than double the sales achieved during the corresponding period of 2003. Pyramid Research, or Pyramid, estimates that total wireless penetration in Latin America by the end of 2003 was 23.5% and that the industry in Latin America added 22.4 million new subscribers during 2003. In comparison, landline telephone penetration in Latin America was estimated by Pyramid to be only 16.6% at the end of 2003. We believe that low wireless and landline penetration in Latin America will continue to drive handset sales to new wireless subscribers and technological changes (for example, increases in the number of global system for mobile communication subscribers and network operators upgrading their network to 2.5 or 3G) will continue to drive replacement handsets.

      In addition, the low fixed landline penetration has created natural demand for fixed wireless phones. These devices function similarly to landline telephones while operating on a cellular network. Many wireless network operators are competing with traditional fixed line operators in order to gain access to the traditional telephony market. We believe that the number of subscribers in Latin America using fixed wireless phones will increase.

      Pyramid reported a total of 154.3 million wireless subscribers in the United States in 2003 and expects the total to increase to 219.2 million by 2008. IDC estimates that there were 98.3 million wireless mobile phones sold in the United States in 2003. The U.S. wireless market is expected to be influenced by several key factors. We believe that replacement wireless mobile phones will make up a significant portion of new purchases in the future. Additionally, the advent of pre-paid wireless services, which eliminate the need for a subscriber contract, represents one of the fastest growing areas of the U.S. market. According to Pyramid, pre-paid subscribers are expected to more than triple in five years, from 11.0 million in 2003 to 34.0 million by the end of 2008. Pre-paid airtime service is typically sold at non-traditional wireless retail locations, including grocery stores, convenience stores and mass merchants. These additional points-of-sale for both wireless phones and services create an added layer of complexity to the distribution of wireless phones and pre-paid airtime cards. Growth is also predicted to come from MVNOs, which typically outsource nearly all of their supply chain and logistics functions, which increases the opportunity for specialized distributors.

Our Value Proposition

      We believe that our operating expertise, substantial local presence in numerous markets, broad product and service offerings and extensive distribution infrastructure make us a critical link in the wireless communications supply chain in the Americas. Our ability to offer customized wireless communications products and integrated supply chain and logistics services has enabled us to become an important part of our customers’ and suppliers’ operations and to function as more than a traditional distributor. We believe that our services facilitate the efficient and cost-effective movement of wireless communications products to our customers’ various points-of-sale, which provides significant economic benefits to both our wireless communications device suppliers and our network operator customers.

Benefits to Wireless Communications Device Suppliers

      One of our primary goals is to increase the ability of our suppliers to sell their products more efficiently to wireless network operators. The benefits to suppliers of working with us principally include:

      Expanded Sales Reach. We believe that our substantial local presence and operating expertise allow us to significantly facilitate our suppliers’ growth in Latin America and in specific sales channels in the United States. In Latin America, many wireless communications device manufacturers rely on us to handle a broad range of supply chain functions, such as import duties, governmental regulations and customer requirements, on a country-by-country basis. In both the United States and Latin America, our extensive distribution infrastructure allows wireless communications device manufacturers to increase their market penetration by accessing wider and more diverse points-of-sale and addressing emerging channels for wireless communications product sales such as MVNOs and retailers. We believe that our market reach has assisted our wireless communications device suppliers to increase their market shares, some significantly. For example, we believe that we have been a key factor in Motorola’s ability to achieve a significantly higher market share in Latin America.

      Enhanced Market Knowledge. We provide wireless communications device manufacturers with extensive market data regarding customer demands, volume forecasts, trends, changes in product preferences and desired technologies. Because we operate in many of the countries in Latin America, we are able to provide information regarding the preferences of carriers and subscribers within each geographic market in this region. Suppliers can use this information to better design and market their products in order to help achieve success in each country.

      Product Customization. One of the most important services that we provide to wireless communications device manufacturers is the customization of their products in order to meet the provisioning needs of wireless network operators and the technological requirements and consumer preferences of each country. By providing these customization services, we enable our suppliers to mass-produce generic phones that we, in turn, can then customize to the specifications of network operators in each particular country, thereby increasing their flexibility and reducing their operating costs. Local requirements principally relate to programming, packaging and kitting.

      Inventory Management. By managing the mix of non-customized inventory at centralized locations and customized inventory locally, we enable wireless communications device manufacturers to better manage their levels of inventory and working capital and to provide increased product availability to the wireless network operators and dealer agents. For example, we maintain relationships with multiple suppliers on behalf of our customers, purchasing components and assembling modules for just-in-time delivery. We have serialized labeling and tracking systems designed to ensure end-to-end quality control and warranty tracking processes and we support order management from receipt of order to shipment complete with electronic information transfer. These systems were developed to be both flexible and scaleable, able to expand to meet the needs of the customers’ business in short time cycles.

Benefits to Network Operator Customers

      Another of our primary goals is to enable wireless network operators to focus more on their core business objectives, primarily the sale of airtime. In order to achieve this goal, we perform various functions, principally including:

      In-Country Distribution. Through our local operating entities, we offer just-in-time delivery to our customers. As a result of our extensive distribution infrastructure and in-country warehousing of inventory, we make it easy and more efficient for wireless network operators to purchase wireless communications products. The benefits, as compared to traditional practice, are summarized below:

•	enhanced flexibility with shorter lead times and no minimum order requirements;

•	just-in-time delivery to wireless network operators’ primary distribution centers and/or points-of-sale;

•	local in-country distributor presence and after-sales support;

•	flexible payment terms based on credit worthiness; and

•	product customization and packaging.

      For example, a major wireless network operator in Mexico subcontracted one of our operating subsidiaries to manage their complete supply chain activities, ranging from product receiving, our end-to-end quality control, warehousing, inventory management, product customization and the entire sales process, including accounts receivable management to retailers and specialized wireless dealers. By providing these services, we have enabled this operator to focus on its core business.

      A Broad Range of Product Offerings. As a result of our extensive strategic relationships with some of the world’s largest wireless communications device manufacturers, we are able to provide our wireless network operator, retailer and reseller customers with access to a broad array of wireless communications products. This breadth of product offerings enables our customers to provide consumers with the latest technologies and equipment on a timely basis, often avoiding out-of-stock situations. We believe that our large scale also affords some smaller wireless operators with access to products that they might otherwise be unable to procure. We also identify demand for new products and, in the case of fixed wireless offerings communications products, design and contract manufacture products that meet the needs of our customers.

      Outsourced Supply Chain and Logistics Functions. By managing a substantial portion of the key supply chain and logistics functions relating to inventory management and product fulfillment, we enable our wireless network operator customers to improve their operating efficiencies by converting a large portion of their fixed costs to variable costs and reducing their overall costs and enabling them to focus on their core business. For example, in 2003, we began to provide integrated supply chain and logistics services to a major wireless network operator in Ecuador. Following the use of our services, this operator has:

•	eliminated its central warehouse by utilizing our existing in-country infrastructure, thereby reducing its headcount and related operating costs;

•	reduced its inventory levels to approximately 15 days from almost eight months and, as a result, has reduced its working capital requirements and risk of inventory obsolescence;

•	lowered its product procurement costs and enhanced product availability and, as a result, increased its operating margins, and reduced historical out-of-stock situations;

•	lowered its fulfillment costs;

•	established “best practices” operating procedures, such as improved reporting mechanisms to monitor operating performance and inventory levels; and

•	improved product availability at points-of-sale.

      Other Value-Added Information Technology Services. We have developed an information technology platform that we offer as a service to our customers. This platform enables our customers to better manage their points-of-sale by more efficiently tracking their inventory and orders and managing reverse logistics and after-market support. In addition, we offer this platform to our customers as an application service provider (ASP) type model. Our software allows customers to establish an on-line retail presence for wireless devices and accessories. Serving both business-to-business and business-to-consumer models, our solutions provide for efficient and cost-effective management of online content and pricing.

Our Competitive Strengths

      We believe that, over the course of the past seven years, we have positioned ourselves as a critical link in the wireless communications supply chain of our customers in the Americas as a result of several factors. These factors principally include:

Significant Operating Experience

      We have extensive knowledge of both the wireless communications industry generally and, because we typically maintain an operational presence in the local markets that we serve, local market conditions throughout the Americas. Having numerous local facilities and experienced local management teams has enabled us to understand, and to quickly respond to, the requirements of our customers. We have an experienced executive management team with significant functional expertise acquired from working in the telecommunications and logistics industries. Our local presence and market knowledge enable us to adapt to real-time economic, political, regulatory and market conditions. We believe that these factors, combined with our successful track record of operation in several different countries, have resulted in a significant competitive advantage for us over our existing and potential competitors.

Strategic Relationships With Leading Wireless Communications Device Manufacturers and Network Operators

      We have strategic relationships with leading wireless communications device manufacturers or their subsidiaries, including Motorola, Kyocera, Sagem, Samsung, Sendo and subsidiaries of leading wireless network operators, such as América Móvil, Telefónica Móviles and BellSouth. These relationships enable us to more effectively provide integrated supply chain and logistics services to both our suppliers and our customers. We work collaboratively with our suppliers and customers in order to develop innovative and integrated solutions designed to increase their service levels, market penetration and operating results. Many of these relationships are longstanding and some are exclusive.

Ability to Add Value to Traditional Distribution Services

      Our business has evolved rapidly from distributing wireless phones and accessories to distributing other products and, significantly, providing integrated supply chain and logistics services. As we have provided our integrated supply chain and logistics services to our customers, we have become better positioned to work with them collaboratively and to improve operational efficiencies and access to market opportunities for both them and us. In many instances, customers have integrated our information technology solutions into their businesses, thereby further enhancing our close relationships as we become an increasingly important element of their supply chains.

Consistent Financial Track Record

      We have generated greater returns on our assets than our largest direct competitors that have publicly available information through, in large part, our disciplined working capital management. Our consistent financial performance has been largely driven by our efficient management of inventory and accounts receivable and the availability of favorable trade credit from our suppliers and factoring arrangements. To date, our substantial growth has been effected without any significant acquisitions. We believe that our wireless communications device suppliers and network operator customers view our consistent financial track record and our effective use of capital as one of our competitive strengths because one of our important functions is to effectively manage assets for them.

Our Strategy

      Our objective is to become the leading distributor of wireless communications devices and provider of integrated supply chain and logistics services to the wireless communications industry in the world by playing an essential role between wireless communications device manufacturers and network operators. In addition, we will strive to increase our company’s earnings, increase market share in existing geographic markets, expand into new geographic markets, maintain and enhance customer satisfaction by increasing the value that we offer relative to the product offerings and service alternatives of our competitors. Our strategy incorporates industry trends such as increasing sales of replacement devices, increasing subscribers and the migration to next generation systems. We will strive to grow the business based on these current and anticipated industry trends. To achieve these objectives, we intend to:

Increase Our Presence in Latin America

      We believe that the market for wireless voice and data services in Latin America will continue to grow in the next several years, creating a significant demand for the products that we distribute and the services that we provide. We are a leading distributor and a substantial provider of integrated supply chain and logistics services to the wireless industry within this geographic region. We intend to use our existing market knowledge, close customer and supplier relationships, operating expertise and extensive distribution infrastructure to take advantage of emerging technological changes and increase our presence and market share within the Latin American countries in which we currently operate. In addition, due to recent favorable regulatory and tax changes, we are re-establishing operations in Brazil by deploying a local sales and marketing force and establishing a distribution facility. According to Pyramid, Brazil represented approximately 38.0% of the total number of wireless phone subscribers in Latin America in 2003.

Increase Our Penetration in the United States

      The wireless market in the United States continues to grow and diversify. We believe that our ability to provide consultative, customized services enables us to serve new entrants into the U.S. wireless market, particularly MVNOs and new wireless communications device manufacturers seeking to build a market presence. In addition, we have a developed expertise in the growing market for pre-paid services, which requires flexible point-of-sale solutions for major retailers and convenience and grocery store chains. We believe that we are also well-positioned to provide services to regional network operators as they increasingly seek outsourced supply chain solutions in order to concentrate on their core business and reduce operational expenses. During the past two years, our proficiency in serving various points-of-sale has resulted in a customer base of approximately 1,700 dealer agents in the United States. We believe that there is an opportunity to develop additional dealer agent relationships and increase our market share within this customer base.

Grow Our Integrated Supply Chain and Logistics Services Business

      In general, the integrated supply chain and logistics services area of our business generates higher margins than our wholesale distribution business area. We plan to continue to grow this area of our business by capitalizing on our expertise and our significant customer and supplier relationships. In addition, we believe that we have the opportunity to introduce, sell and distribute new services to our existing and new customers in the markets that we serve. We will continue to diversify our integrated supply chain and logistics services to include not only wireless network operators but also cable operators, Internet service providers and landline operators.

Focus on Growing Our Higher Margin Businesses

      We will continue to expand our fixed wireless business in Latin America and explore opportunities to sell our fixed wireless phones in emerging markets, particularly in China, India, Africa and Southeast Asia. Due to the similar characteristics of these markets to Latin America, where the fixed wireless products have proven very successful, we will continue to invest on promoting these products in these emerging regions of the World.

      Due to the recent allocation for public and private usage of unlicensed bands (frequencies) by several governments throughout the world, the demand for wireless broadband radio products and solutions has accelerated. Based on our current relationships with vendors like Motorola, Redline and other leading wireless data product manufacturers, we intend to continue the promotion and sale of broadband wireless products in the Americas. These products and solutions generally have relatively high gross margins.

Identify New Product and Service Offerings

      The wireless communications markets are rapidly changing. We intend to continue to focus on identifying and providing new and innovative products and services that incorporate emerging technologies to our existing customer base, as well as to new customers. Based on feedback from our customers and our own market analysis, we will continue to expand our product and service offerings to meet our customers’ needs and to assist them in providing new products and services to their customers. A recent example is the pre-paid cellular application, BrightimeTM, that we and our partners have developed. We believe that this application may enable wireless network operators to more efficiently manage their pre-paid airtime distribution channel by reducing costs and inventory requirements associated with the traditional use of pre-paid cards.

Expand into New Geographic Markets

      Several geographic markets represent significant growth opportunities for us within the wireless communications industry. We believe that our experience in successfully entering into and operating in various countries within Latin America will be invaluable as we explore and ultimately enter into new geographic markets. We intend to expand our business into new geographic markets outside of the Americas, likely through acquisitions and/or joint ventures with local partners and, to a lesser extent, by direct expansion. For example, we intend to enter into a business collaboration agreement with Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., or, collectively, Mitsui, which may help in our potential expansion into Asia. Mitsui, a multi-billion sales company with a global presence, is a Japanese conglomerate that has interests in various aspects of the telecommunications market. We are currently developing the bases for our potential expansion into Southeast Asia, Europe, the Middle East, Africa, India and Australia by initiating relationships with local vendors, operators and potential partners.

Products and Services

      We provide a group of innovative and cost-effective products and services, principally including the following:

Distribution and Integrated Supply Chain and Logistics Services

      We operate one of the largest distribution and logistics services infrastructures for wireless communications devices in the Americas, with 21 offices and facilities in 15 countries. We offer a broad group of wireless communications products from many of the industry’s leading wireless communications device manufacturers, including Motorola, Sagem, Kyocera, Sendo, Audiovox, Sony Ericsson and LG Electronics. The wireless communications products that we distribute are principally wireless mobile phones and related accessories. We continually monitor market conditions and trends and customer feedback. Based on our evaluations, we attempt to acquire distribution rights for products that we believe have the potential for increased market penetration by our suppliers and attractive financial returns to us.

      Our wholesale distribution business area consists of the following:

•	Procurement. We have substantial purchasing power, as a result of our significant position in the wireless supply chain and our extensive involvement in the procurement of wireless phones. As a result, we are generally able to secure highly competitive prices for our customers.

•	Warehousing. We have over 500,000 square feet of warehousing capacity at 21 locations in the Americas, including our three primary distribution facilities in Miami, Chicago and Mexico City. Our inventory management is centralized at these three primary facilities and we distribute inventory throughout the Americas through our 18 local warehouse and distribution facilities. Our facilities provide secure and cost-effective storage services.

•	Transportation and Delivery Services. As a result of the extensive volume of business that we conduct with major multi-modal transportation carriers, we can provide a wide array of flexible and economical shipping options throughout the Americas.

•	Importation Management. Our experience operating in various markets has provided us with extensive knowledge of local customs and other legal requirements. As a result, we are able to efficiently manage the process of exporting and importing wireless communications products, which minimizes significant logistical challenges and expenses for our customers.

•	Financing. In some instances, as part of our service offerings, we purchase wireless products from manufacturers under letters of credit and offer competitive payment terms to our customers.

Additionally, in delivering these products to their respective destinations, we pay import duties and taxes on behalf of our customers, which amounts are included in the costs of the products.

      Under our wholesale distribution business model, we take title to the products that we procure from our suppliers and resell them to our wireless network operator customers, retailers, dealer agents and others. Generally, our distribution revenues are derived from the sales price of the products that we distribute, which reflects the purchase price that we pay for such products plus our margins. In some of our large contracts with certain suppliers, the prices of the products that we sell are negotiated directly between those suppliers and the customers. In such cases, we are paid a service fee and, in some instances, are guaranteed minimum payments from our suppliers (even when the purchase price payable by the customer is subsequently reduced). In other contracts, we play a more active role in negotiating the sales prices that determine our margins.

      We also offer to our distribution customers and suppliers a wide array of integrated supply chain and logistics services as a supplement to our wholesale distribution services. We generally provide our integrated supply chain and logistics services through fulfillment agreements. In certain cases, our distribution customers elect to outsource a large portion of their supply chain and logistics functions to us. These functions principally include:

•	Customization Services. We maintain at our facilities the technical expertise, tools and processes needed to provide kitting, programming, packing and labeling for a wide variety of wireless phones and accessories. We tailor these services to meet our customers’ specific requirements.

•	Just-In-Time Delivery. We ship, on demand, on a just-in-time basis to our customers’ warehouse locations and their various points-of-sale throughout the Americas. We are able to provide this service by seeking to maintain approximately 10 to 15 days of inventory in the local markets that we serve and approximately 20 to 30 days of inventory at our primary distribution centers in Miami, Mexico City and Chicago.

•	Point-of-Sale Minimum/Maximum Replenishment Programs. Our information technology systems enable us to monitor inventory levels at our customers’ points-of-sale and to promptly replenish low inventory levels, resulting in higher product availability for our customers. These programs have been implemented in several countries, and the points-of-sale include customer-owned locations, dealers, agents and retailers.

•	Information Management. Our information technology systems enable us to record, track and report critical information for our customers, such as consumer demand for products and industry trends. We and certain of our employees have developed IntegrisynchTM, a patent pending system that allows us to ensure the integrity and accuracy of the data that we provide to the customers in our channels.

•	Semi-Knock Down Assembly, or SKD, Services. We purchase, inspect and assemble components obtained from one of our suppliers into wireless phones. We assemble these components at a facility in Mexico in accordance with such supplier’s specification and then distribute the products throughout Mexico under such supplier’s brand name. We are building a facility in Argentina in order to perform additional similar services for this supplier. We plan to use both of these facilities to perform such services for other suppliers in the future. By providing such services, we are able to receive certain tax benefits and enhance our relationships with suppliers.

•	Reverse Logistics. We offer an Internet-based logistics solution for the return, redistribution and repair of wireless communications devices for our customers. This solution, for which we are seeking patent protection, enables our customers to improve value recovery, reduce losses and minimize unauthorized returns. We expect to generate additional revenues by performing minor programming modifications (through a third party) and redistributing these products to other geographic regions through our distribution network.

•	Third-Party Logistics, or 3PL Services. Due to our supply chain expertise and infrastructure, we are sometimes engaged by our supplier customers to provide 3PL services at our facility or our vendors’ facilities. We provide such services in conjunction with customization services. 3PL services include in-sourcing and outsourcing services to support certain portions of our customers’ supply chain functions, principally including light assembly, product programming, quality control, kitting, shipping and product distribution.

      Substantially all of our customers for integrated supply chain and logistics services also purchase wireless mobile phones from us. We provide these services under three basic business models. Under the first two of these models, we purchase wireless communications products from suppliers, take title to the products and resell them to our customers.

•	Under the first business model, our revenues include our costs for the products that we distribute, a wholesale mark-up on such costs plus a fee for the integrated supply chain and logistics services that we provide. The fee for such services are not bundled into the overall price of the wireless communications products distributed by us but are separately charged to our customers.

•	Under the second business model, our revenues include our costs for the products that we distribute and a mark-up on such costs reflecting, on a bundled basis, the distribution and related integrated supply chain and logistics services that we provide.

•	To a much lesser extent, we provide, for a fee, integrated supply chain and logistics services, without also selling wireless communications products to such customers. For example, under the services agreement with one of our wireless network operator customers, we provide kitting, warehousing, light assembly, labeling, relabeling, inventory adjustment and quality control services. Our customer pays a fee for these services.

      In Mexico, we perform SKD services for Sagem, also one of our suppliers. Such services involve the purchase of wireless product components, the assembly of such components in accordance with Sagem’s specifications and the distribution of such products.

      From time to time, we purchase wireless communications products from third parties in the open market in instances where we do not have commercial relationships with certain wireless communications device manufacturers. We make such secondary market purchases in order to meet the specific product needs of our customers and to take advantage of opportunities available in the market. Such purchases by us were more common in the earlier years of our operation, but have decreased in recent years as we have further developed our relationships with large wireless communications device manufacturers.

      In each of 2003 and the first quarter of 2004, approximately 93% of our total net sales were attributable to the distribution of wireless mobile phones and accessories and our integrated supply chain and logistics services.

Fixed Wireless Product Sales, Design and Contract-Manufacture

      We are a leading provider of fixed wireless communications devices in Latin America and the world’s largest supplier of time division multiple access, or TDMA, fixed wireless communications products. Fixed wireless communications devices are those that are located at fixed locations, such as offices or homes, as opposed to devices that are mobile. The penetration rate of landline phones in developing countries is low and the need for residential telephone services offers a significant opportunity for the sale of fixed wireless products. In Latin America, we sell our fixed wireless communications products primarily to subsidiaries of América Móvil, BellSouth Corp. and Telefónica Móviles. These sales are effected through purchase orders and we have no long-term distribution contracts covering the sale of fixed wireless communications products. Our fixed wireless products include analog, TDMA, CDMA and GSM products and customized products to meet the specific software and hardware requirements of wireless network operators. We began selling our fixed wireless communications devices in September 2002 and, since then, have sold over 500,000 fixed wireless units. In addition to sales of our own fixed wireless units, historically we sold a significant number of fixed wireless devices produced by other manufacturers. We generate higher gross margins from our sales of fixed wireless communications products than from our distribution of wireless mobile phones.

      We design, develop, and contract manufacture fixed wireless communications products in partnership with Narbitec. We have a 51% equity interest in Narbitec, and the remaining 49% equity interest is held by Jaime Narea, the President of Narbitec and one of our named executive officers. Narbitec, whose staff includes engineers, oversees the technical aspects of our fixed wireless business, including working with third parties to design, develop and contract-manufacture fixed wireless phones. Narbitec is also responsible for the daily management of this business, including accounting, maintaining our relationships with manufacturers and expanding into new regions. For these services, Narbitec receives approximately 50% of the gross profits generated from our fixed wireless business (after accounting for all of its operating expenses). Narbitec’s profits are further shared between us and Mr. Narea in proportion to our respective ownership interests. Brightstar’s contribution to our fixed wireless business primarily consists of procuring, selling and distributing fixed wireless phones to customers. In addition to the net profits that we receive by virtue of our ownership interest in Narbitec, we also receive approximately 50% of the gross profits generated from our fixed wireless business. Narbitec has no significant assets or liabilities. We have an agreement with CSI Wireless LLC to manufacture fixed wireless communications products for us. Under our agreement with CSI Wireless, we are responsible for marketing, distribution and certain warranty claims and customer support and CSI Wireless is responsible for the manufacture and technical development of the products. This agreement provides that we are to pay 50% of the development costs and to receive 50% of the gross profit in respect of such products (which we share with Narbitec as described above). CSI Wireless has agreed to indemnify us for any product liability claims that may result from any defect in the design or manufacture of the products. CSI Wireless has additionally agreed to indemnify us for any warranty claims resulting from defective products when the failure rate of our products exceeds a specified percentage.

      We had two license agreements with Motorola that required us to pay royalties to Motorola for the use of its trademark and patent rights with respect to the fixed wireless communications products that we distribute. The agreement under which Motorola licensed its trademark rights to us, which solely permitted their use in Latin America, has expired. However, we continue to operate under the terms of such agreement as we renegotiate a new agreement. Under our other license agreement with Motorola, we have a non-exclusive world-wide license to use certain Motorola patent rights for the development of fixed wireless communications products. We are presently negotiating new agreements with Motorola to replace both of these agreements, and we expect to complete the negotiation of these agreements during the third quarter of 2004.

Wireless Data

      In our wireless data business area, we distribute wireless broadband infrastructure and data centric devices to value added resellers and integrators in the wireless industry, Internet service providers and wireless network operators. We believe that these wireless data products and services facilitate continued telecommunications penetration, particularly in Latin America where landline connectivity is limited and wireless connectivity and Internet access-infrastructure is an emerging growth area. Our wireless data products and solutions focus on two areas:

•	Broadband and Infrastructure. We have non-exclusive agreements with certain wireless broadband manufacturers to distribute their broadband radio products in Latin America. Broadband radios operate on both the unlicensed and licensed spectrum and address the demand for lower cost Internet connectivity and network expansion. With the increasing demand for internet connectivity, we have positioned ourselves to address this growing market demand, offering the value of these products supporting applications such as video for security and training, lower-cost telephony, such as wireless T1/E1 and Voice over Internet Protocol services.

•	Consumer Data Devices. We work with various manufacturers in the wireless personal digital assistant, modem, module and wireless Personal Computer Memory Card International Association,

data card product areas, supporting over 100 integrators and application partners that develop applications and devices to provide high-speed mobile access to our network customers.

      We purchase wireless data products from suppliers, take title to the products and resell them to customers. We also provide integrated supply chain and logistics services, as may be requested by such suppliers. Our revenues from this area include the costs of the products that we distribute, a mark-up of such costs and the fees for the related integrated supply chain and logistics services that we provide. In general, the fees for such services are separately charged to our customers. In certain limited circumstances, we act as a sales agent on behalf of our suppliers, and receive a fee. We generate higher gross margins from our sales of wireless data products than from our distribution of other wireless communications products (other than fixed wireless communications products).

Emerging Technologies

      We are currently working on and will continue to dedicate resources to the support and development of emerging technologies in the wireless communications area. We are presently engaged in three projects:

•	BrightimeTM: We and certain partners of ours are involved in a patent-pending software platform that enables wireless networks operator to manage the distribution, commercialization and transfer of “pre-paid cellular airtime”. This innovative solution increases the penetration of pre-paid airtime in emerging markets and reduces the cost of distribution associated with “plastic and cardboard scratch cards.”

•	BrightcontentTM: We and certain partners of ours are involved in an application service provider for wireless network operators and media, consumer products and retail companies, bringing up-to-date content and applications (e.g., JavaTM games, ringtones, screensavers, wallpapers, short message system and multi-media messaging services based applications). We have recently formed a joint-venture with Alvento Soluciones, S.L, a Spanish company considered by many to be one of the market leaders in interactive wireless applications and content delivery for the Hispanic market.

•	FireflyTM: We are working with Firefly Mobile, Inc., a wireless company that engages in the development and patenting of innovative products in the wireless communications market. These patent-pending products will provide the wireless operators and retailers with products for undersupplied markets and continue the rapid penetration of wireless usage across the world. We have been providing marketing and business development services to Firefly Mobile for the launch of a wireless mobile device targeted at children that has easy operation and limited outgoing and inbound calling. The device addresses connectivity and safety concerns of parents and caretakers by providing controlled communication to the children.

      We are considering various business approaches to introduce these emerging products and services, including joint-ventures and equity investments. By capitalizing on our presence in the regions in which we presently operate, we expect to assist in the introduction, market development and, eventually, the commercialization and distribution of these products and services. We did not generate any revenues from these projects in 2003.

Supplier Relationships

      We have established supply relationships with many leading manufacturers of wireless communications devices and equipment in the world or their subsidiaries. The following table summarizes such relationships for our mobile wireless phones and accessories distribution, fixed wireless phones and wireless data business areas.

Mobile Phones and
Accessories Distribution	Fixed Wireless Phones	Wireless Data

Audiovox	CSI	Datawind
Compal Electronics	Curitel	Motorola Canopy
Flextronics		Palm One
Kyocera		Redline Communications
LG Electronics
Motorola
Panasonic
Sagem
Samsung
Sendo
Sony Ericsson

      For the year ended December 31, 2003, purchases from Motorola, Samsung and Sagem, our three largest suppliers during 2003, accounted for 75% of our total product purchases, and for the quarter ended March 31, 2004, purchases from Motorola, Sendo and Kyocera, our three largest suppliers during such period, accounted for 65% of our total product purchases.

      Our supplier relationships enable us to procure, on a timely basis, wireless phones, accessories and data products and to market and resell these products to our wireless network operators and other customers. The relationships with our suppliers range from written exclusive (and non-exclusive) distribution and master agreements to informal oral arrangements. Our distribution agreements often include territorial restrictions and limitations on the accounts permitted to be served by us and by the suppliers or other distributors. These agreements often include provisions concerning pricing, price protection, minimum volume purchase requirements, forecasting, funding for marketing, and returns management procedures. Most of our distribution agreements require us to pay in U.S. dollars; however, some of these agreements require us, due to local legal requirements, to purchase in the currency of the country in which the supplier’s manufacturing facility or invoicing entity is located. Our distribution agreements are generally short-term, subject to renewal and permit immediate termination by either party upon the other party’s breach and for other reasons upon relatively short notice.

      Our suppliers generally provide product warranties for the products that we purchase, which permit returns of defective products, including those returned to us by our customers. We do not independently warrant the products that we distribute, although we do provide warranties for the fixed wireless communications products that we contract manufacture and distribute. We record a reserve for estimated warranty costs (related to fixed wireless communications products) at the time of sale and periodically review and, if necessary, adjust this reserve to reflect actual experience. Historically, our warranty costs have not been material.

Motorola, Inc.

      Our product purchases from Motorola represented 64% of our total product purchases for the year ended December 31, 2003 and 52% of such purchases for the quarter ended March 31, 2004. We believe that our market reach has assisted Motorola in increasing its market share in Latin America significantly. See “ – Our Value Proposition – Benefits to Wireless Communications Device Suppliers.” We have four distribution agreements with Motorola, our largest supplier and the second largest manufacturer of wireless communications products in the world. Under these agreements, Brightstar distributes Motorola’s wireless phones, accessories and data products in Latin America; and Brightstar U.S., Inc. (one of our U.S. subsidiaries) distributes Motorola wireless phones and accessories in the United States. The obligations of Brightstar U.S., Inc. under its agreement with Motorola are guaranteed by Brightstar. Motorola may immediately terminate any or all of these agreements if we fail to comply with certain obligations, including a failure to comply with law and/or Motorola’s ethical standards, or if we experience bankruptcy, insolvency or a change of control. Motorola may also immediately terminate any of these agreements if, after notice, we fail to make the timely payment of our obligations to Motorola or if there is a default under any one of our agreements with it (including if an event or condition occurs that would have a material adverse effect on our financial condition, business, assets or operations).

      In October 2003, the distribution agreement governing our purchase of Motorola wireless phones and accessories in Latin America (excluding Brazil) was renewed and amended. We are designated by Motorola as a master services distributor in this region. This distribution agreement is scheduled to expire in October 2005, subject to a one-year renewal if both parties agree. Motorola may terminate this agreement for any reason on at least 180-days’ prior notice. This agreement establishes different categories of accounts that we serve, some of which we manage entirely, some of which Motorola manages and that we support and some of which we manage together with other distributors. For accounts managed by Motorola that we support, Motorola pays a service fee to us based on a percentage of the customer’s invoice price. For the accounts that we manage entirely or jointly with other distributors, we do not receive a service fee, but sell the products purchased from Motorola at a marked-up price. Motorola may, in its sole discretion, designate other distributors to support the accounts that it manages and we currently support. If it designates other distributors, Motorola is obligated to pay us a service fee, for a period of six months, for each sale that it makes to such redesignated account. Motorola is, however, not obligated to pay us a service fee if such re-designation is requested by the account (unless such account is attempting to avoid payments due to us) or we are in breach of this agreement. If we exceed certain prescribed targets with respect to our sales of products to Motorola-managed accounts by at least 10%, we are entitled to incentive compensation equal to a prescribed percentage of such sales. This agreement also provides us with an open account to purchase Motorola products in amounts that Motorola deems appropriate based on its own credit criteria. Motorola may reduce this open account at any time in its discretion.

      Under this agreement at least a specified substantial majority of our quarterly net sales (after certain permitted carve-outs) in each of three Latin American regions, specifically (1) Mexico, (2) Argentina and Chile and (3) Venezuela, Central America, the Caribbean, Bolivia, Colombia, Ecuador, Paraguay, Peru and Uruguay, must consist of sales of new Motorola wireless phones. If we fail to achieve this net sales requirement in any of these regions, Motorola may require us to submit a corrective action plan setting forth the measures that we will take to remedy such non-compliance. If we fail to remedy such non-compliance, Motorola may request a second corrective action plan for the following quarter. If, at the end of the following quarter, Motorola deems our progress to be unacceptable, it may immediately terminate the agreement. We failed to achieve the net sales requirement (after permitted carve-outs) in each of these three regions during the fourth quarter of 2003 and in two of these regions during the first and second quarters of 2004 by less than 10%. On July 20, 2004, Motorola waived our non-compliance with the net sales requirement for the fourth quarter of 2003 and the first two quarters of 2004. We and Motorola have recently agreed to revise this net sales requirement. The revised requirement provides that Motorola is to provide us with a sales approved forecast at least seven days prior to the beginning of each calendar quarter. These forecasts, which are to be equivalent to Motorola’s internal forecasting information, will provide a baseline for determining compliance with the net sales requirement. If our quarterly sales of Motorola products are below the baseline number as a result of the actions or inactions of Motorola, we can comply with the net sales requirement in the immediate quarter by selling up to the number of non-Motorola products that would have been permitted if Motorola had delivered product equal to the baseline number and we can carry forward any shortfall(s) in the baseline number and sell additional non-Motorola products in succeeding quarters, without violating the requirement. We believe that this revised net sales requirement will increase our flexibility and ability to comply.

      Effective as of October 1, 2003, Brightstar U.S., Inc. entered into a distribution agreement with Motorola to serve as a non-exclusive authorized distributor of Motorola wireless phones and accessories to wireless network operators and retail outlets in the United States. This agreement is scheduled to expire in October 2005. Motorola may terminate this agreement for any reason on at least 90 days’ prior notice. While the agreement is not exclusive, there are a number of customers named therein to which we are authorized to distribute Motorola products on an exclusive basis. Motorola may, however, at any time limit the customers that we serve on an exclusive basis.

      In November 2002, we entered into a distribution agreement with Motorola to serve as a distributor of wireless accessories in Mexico, Central America, South America (excluding Brazil) and the Caribbean on a co-exclusive basis with Motorola and its subsidiaries and affiliates. This agreement became effective on October 4, 2002. In October 2003, the agreement was renewed and is scheduled to expire in October 2004. Motorola may terminate this agreement for any reason on 90 days’ prior notice. Under this agreement, we must maintain certain minimum purchase levels and are required to dedicate at least seven salespeople to the sale of Motorola accessories in the designated regions.

      In January 2003, we entered into a distribution agreement (as amended on April 7, 2003 and April 1, 2004) with Motorola through its Broadband Wireless Technology Center. Under this non-exclusive agreement, we are authorized to purchase and resell wireless broadband infrastructure radios manufactured by Motorola under Motorola’s Canopy brand in Mexico, Panama, Argentina and in other countries that permit the use and/or commercialization of such products. This agreement is scheduled to expire on December 31, 2004, but may be renewed as provided therein. Motorola may terminate this agreement for any reason on at least 90-days’ prior notice. In addition, we have an arrangement under which we provide certain logistics services to Motorola Canopy in support of their global distribution.

      In order to obtain certain consents from Motorola, we have agreed to release Motorola from claims that we would otherwise have against it for any breach by it of the provisions of our agreements with it that may have occurred prior to August 6, 2004, except for any claims relating to implied or express product warranties and any third-party product liability claims and intellectual property infringement claims. This release prevents us from bringing claims against Motorola for its breach of any such provisions other than such excepted claims.

Other Wireless Communications Device Manufacturers

      Set forth below are summary descriptions of our agreements with wireless communications device manufacturers (other than Motorola) that were one of our three largest suppliers in either 2003 or the quarter ended March 31, 2004.

      On June 16, 2003, we entered into a one-year agreement to be the exclusive distributor of Sagem’s wireless phones and accessories in Latin America (excluding Brazil) to those wireless network operators with which Sagem had no prior commercial relationships. We also separately provide logistics services to Sagem in Mexico, including semi-knock down, or SKD, assembly, by which we purchase, inspect and assemble components into wireless phones in accordance with Sagem’s specifications and perform overall system tests prior to the distribution of the assembled products. On June 16, 2004, the agreement was automatically renewed for two additional years. The agreement provides that, at the end of this two-year period, we and Sagem will discuss the terms of a possible additional renewal term. We are subject to certain minimum purchase requirements under the agreement. We have met our minimum purchase requirements to date. This agreement may be terminated for cause only (for example, a material breach by the other party to such agreement). In addition, Sagem may terminate the agreement if we fail to comply with the minimum purchase requirements. If any wireless network operator covered by this agreement so requests, Sagem may sell products directly to such wireless network operator.

      On January 30, 2003, we entered into a distribution agreement with Sendo. Under the agreement, we are authorized to distribute wireless phones and accessories to certain customers in Latin America on an exclusive basis and to other customers in the same geographic region (excluding Brazil) on a non-exclusive basis. If any of the customers that we serve on an exclusive basis so requests, Sendo may sell products to them directly, but Sendo would then be required to pay us a commission on all of its sales to such customer for a period of six months following our termination as the exclusive distributor to such customer. The initial term of the agreement ended on January 30, 2004, but it has been extended to January 30, 2005. The agreement automatically renews for successive one-year periods unless notice of non-renewal is sent at least 90 days prior to a scheduled expiration of the renewal period. The agreement may be terminated for cause only (for example, a material breach by the other party to such agreement). We are subject to certain minimum purchase requirements under this agreement; we have met these minimum purchase requirements to date.

      On March 12, 2001, we entered into a non-exclusive agreement with Samsung Electronics Latinoamerica Miami, Inc. to distribute Samsung’s wireless communications products in Central America, the Caribbean, Venezuela, Ecuador, Paraguay and Bolivia. The initial term of the agreement was one year, but is automatically renewed for successive one-year periods unless either party notifies the other of its intention to terminate the agreement. The agreement is presently scheduled to expire on March 12, 2005. This agreement may be terminated for any reason on at least 30 days’ written notice and immediately for certain reasons specified in the agreement, including a change in the ownership or management of our company. Under the agreement, we are subject to certain sales quotas established by Samsung. Also, Brightstar Argentina S.A., one of our subsidiaries, has a separate non-exclusive agreement with Samsung Electronics Argentina S.A. to distribute Samsung wireless communications products in Argentina. This agreement has a one-year term and is scheduled to expire on February 10, 2005.

      On September 1, 2000, we entered into an agreement with Kyocera Wireless Corp. to serve as a non-exclusive distributor of Kyocera wireless phones and accessories in the Dominican Republic, Guatemala, Honduras, Uruguay, Venezuela and Mexico. The initial term of this agreement was one year and it has been renewed by the parties until December 31, 2004. The agreement may be terminated for cause only (for example, an uncured breach by the other party to such agreement). We are currently negotiating with Kyocera to expand the scope of this agreement to cover various countries in Latin America.

Customer Relationships

      We provide products and/or services to over 145 wireless network operators and 11,700 additional points-of-sale covering operator-owned stores, distributors, independent agents, resellers and retailers in Latin America and the United States. In 2003, 47% of our consolidated net sales were made to five major wireless network operators in Latin America that are subsidiaries of América Móvil, Telefónica Móviles, BellSouth, Telecom Italia and Verizon. Net sales to one customer in Mexico, Radiomovil Dipsa, a subsidiary of América Móvil, accounted for 27% of our consolidated net sales in 2003. Because we have local offices throughout Latin America, we are able to conduct business directly with each one of the subsidiaries of these regional network operators and address their specific requirements. As a result, we have developed strong relationships with these customers at a local, in-country level. In most cases, wireless phone purchase decisions are made at the local level. In the United States, we have focused on regional wireless network operators, MVNOs and retailers and we have a somewhat diversified business and no one customer accounts for over 10% of our U.S. net sales.

      The substantial majority of our product sales are conducted through transaction-specific purchase orders. However, we provide most of our integrated supply chain and logistics services through written fulfillment agreements. Our fulfillment agreements with wireless network operators and retailers range in duration generally from one to four years. The agreements set forth the levels and types of services to be provided, pricing, payment terms, whether or not the agreement is exclusive, and the term of the agreement. As a general matter, these agreements do not require our customers to purchase any minimum level of services. We have approximately 17 written fulfillment agreements with various customers.

      Set forth below are brief descriptions of certain fulfillment agreements that we have with customers.

      On January 17, 2003, we entered into a services agreement with AT&T Wireless Services, Inc. under which we provide various supply chain and logistics services, principally including assembly, relabeling, addition of subscriber identification module, or SIM, card kits and the addition or removal of accessories. AT&T Wireless Services pays us a fee for each wireless phone that we service. The agreement has an initial term of two years and automatically renews for successive one-year periods unless either party provides notice of termination at least 90 days prior to a scheduled expiration date. This agreement may be terminated immediately if either party enters into bankruptcy or insolvency proceedings or fails to cure a material breach within 30 days. AT&T Wireless Services may terminate the agreement for any reason on at least 90 days’ prior written notice.

      On April 17, 2003, our Ecuadorean subsidiary, Soluciones Tecnólogicas Inteligentes para Mercado Móvil, Cia., Ltda., or STIMM, entered into a fulfillment agreement with Otecel S.A, or Otecel, a subsidiary of BellSouth. Under this agreement, STIMM distributes wireless phones, accessories and pre-paid minute cards to Otecel’s points-of-sale and authorized distributors and additionally provides importation, light assembly, programming, customization, kitting, inventory management and reverse logistics services for Otecel. STIMM additionally sells accessories and pre-paid minute cards through kiosks located at Otecel’s points-of-sale. The prices of wireless phones sold by STIMM to Otecel under this contract include the purchase price from the manufacturer and, in addition, customs duties, freight and a mark-up for the services provided in connection with each wireless phone. Additionally, Otecel pays a commission to STIMM on its sales of accessories and pre-paid minute cards through kiosks located at Otecel’s points-of-sale. This agreement has a term of two years, and is scheduled to expire on March 1, 2005. It may be terminated immediately by the mutual agreement of the parties, upon the occurrence of certain events including the insolvency, or stoppage of payments by either party, the use of illegal means to perform the agreement, the failure of STIMM to adopt effective safety measures designed to deter the commission of crimes and irregularities in the sale of wireless phones and provision of services under this agreement and if Otecel’s license to operate as a carrier is terminated by any governmental authority.

Sales and Marketing

      During 2003, nearly 20% of our total workforce was dedicated, on a full-time basis, to sales and marketing activities. Our sales and marketing force is responsible for communicating the technical and product requirements of our customers to our operations team. As a general matter, we have local operations teams dedicated to particular geographic regions and/or customers. In Latin America, a substantial majority of our sales and marketing activities are conducted through our local offices in order to maintain direct relationships with our customers. We augment our local sales forces with a centralized 26-person sales and marketing team that works out of our Miami headquarters. Our Miami-based sales and marketing team also serves customers in locations outside of the United States where we do not have a local presence. In addition to our internal sales force, we rely on independent contractors to facilitate the sale of our wireless communications products. These independent contractors have important relationships with some of our largest customers. Our agreements with them have one-year terms.

      In the United States, our sales and marketing teams are organized to support designated channels we serve, specifically network operators, retailers, independent agents and dealers and resellers. Our sales teams consist of employees with specific, relevant experience in the channels they serve. Sales resources for network operators are generally decentralized and located regionally across the United States in order to maintain closer contacts with their customers. Sales resources for retailers and resellers are generally centrally staffed in order to facilitate customer service and increase operating efficiencies. Our marketing staff supports sales channels as well as new business activities and corporate branding initiatives.

      We regularly develop and implement marketing programs and strategies in order to support our sales teams and to assist them in differentiating our product and service offerings and facilitating their sales. Most of our new sales are generated through direct sales efforts (including additional sales to existing customers) and, additionally, in Latin America, through independent contractors. However, we also conduct marketing activities on a regional basis, enabling our efforts to be tailored to the customers on which we focus. We market our products and services through a variety of methods including: market research, advertising, customer events, trade shows and conventions, public relations, direct mail, electronic communications and customer relationship management programs that serve as loyalty programs, rewarding customers for maintaining relationships with us. A large portion of our marketing activities are funded through marketing development programs or cooperative advertising funds that we receive from certain wireless communications device manufacturers in order to support sales of their products. We use these funds for our marketing initiatives and to procure and distribute product support materials for use at our customers’ various points-of-sale.

Working Capital Management

      Working capital management is an important part of our strategy. We have been able to effectively manage our working capital requirements despite our rapid rate of growth and difficult economic and political conditions in some of the countries in which we operate. We have invested in our technology platforms in an attempt to obtain better financial and customer information and to anticipate market trends and conditions. We use this information at the corporate level for centralized decision-making purposes. We believe that our centralized purchasing and customer credit review processes have resulted in the effective management of our inventory and accounts receivable and contributed to what we believe are low levels of write-offs and write-downs.

      We regularly monitor our working capital using a formula that we refer to as the cash conversion cycle, which reflects the aging of our inventory, outstanding accounts receivable and trade payables. We continually seek to reduce the carrying costs of our accounts receivable and inventory and to achieve a favorable relationship between them. In addition, we endeavor to maintain our indebtedness at low levels. We have been able to do so principally by obtaining favorable trade credit from our principal suppliers, particularly Motorola, and factoring a significant portion of our subsidiaries’ accounts receivables, primarily in Mexico.

      We seek to mitigate risk with respect to our accounts receivable by doing business primarily with customers that have demonstrated consistent strong financial performance and by having a substantial local presence in their markets. However, we have increasingly begun to sell our products and services to various parties in our wireless network operators’ chain, such as distributors, dealer agents and retailers, that have a higher degree of credit risk. In these instances, we seek to mitigate our risk by closely monitoring the payment activities of, and our additional sales to, such entities. We determine credit terms based on an entity’s credit rating and local economic, financial and other conditions or, in some cases, we receive a guarantee of payment from the wireless network operator for the credit we extend to their customers. We obtain credit insurance from time to time on certain accounts to further reduce our risk; however, we have insurance on less than a majority of our accounts receivables. As a result of our strategies, we have been able to maintain our bad debt expense at low levels in relation to our consolidated net sales. However, as our sales to retail channels expand, our exposure to bad debt expense may increase. We are actively considering reducing some of our credit insurance where we believe that the costs of such insurance outweigh the potential benefits.

      We have developed inventory management practices that we believe enable us to anticipate and adapt to changes in our industry. These practices have resulted in minimal inventory write-downs and write-offs. For the most part, our inventory purchasing is centralized at the corporate level (excluding the United States and Mexico, where we maintain separate purchasing departments). Approximately 75% of our inventory purchases in 2003 were based on firm customer commitments, which, as a general matter, mitigates our inventory risk. Our inventory risks are partially mitigated by our strong supplier relationships that, generally, provide us with price protection and/or provide favorable return policies. These practices provide us with credits on our existing inventory when a supplier lowers the prices of its products and also mitigate the effect of excessive inventory that we may hold. We additionally manage our inventory risks through the continual monitoring of existing inventory levels relative to anticipated customer and market demand.

      Due to our strong strategic relationships with several suppliers, we are often able to obtain trade credit terms comparable to those that we extend to our customers. This matching of credit terms allows us to balance our cash conversion cycle. We also monitor the financial performance of our customers in order to more effectively anticipate and mitigate the risk of them becoming unable to meet their obligations to us.

      We are exposed to risks associated with currency fluctuations as a result of operating principally in Latin American countries and purchasing products from foreign manufacturers. To mitigate this risk, unless prohibited by local law, we invoice our customers in U.S. dollars. In most other cases, we are paid in the local currency at the prevailing U.S. dollar exchange rate at the time of payment. From time to time, we purchase financial instruments designed to hedge and protect our assets and liabilities when the functional currency is not the U.S. dollar. In addition, we satisfy intercompany obligations (relating to purchases made by Brightstar Corp.) on a daily basis in order to help reduce our exchange rate risk.

Information Systems

      We have developed and implemented information systems designed to increase the efficiency of our operations and provide information across our entire supply chain, from demand planning through point-of-sale delivery. Our systems are designed to deliver, on a timely basis, transactional, business management and market information services that provide visibility and coordinate communication among customers, manufacturers and internal users throughout the supply chain. We use web-based solutions for purchasing, inventory, returns management and customer reporting through a combination of off-the-shelf software and internally developed applications. This provides for a communication platform that facilitates the efficient information exchange between us and our customers.

      We currently operate using two information systems — Flexline and MAS 200. We are in the process of implementing Microsoft’s Solomon software, which is an enterprise resource planning system, and expect to complete its integration by the second quarter of 2005. This software product is designed to allow us to gather and consolidate information from all of the countries in which we operate and to assist us in complying with local laws and the financial requirements for each of our foreign subsidiaries, including, for example, local tax rules. In addition, we use in-house applications that complement the information systems. Our information systems constitute a flexible array of integrated solutions designed to provide accurate information on a timely basis. A critical facet of our systems is a patent-pending technology, called IntegrisynchTM, which we use to track serialized inventory across our supply chain. This technology greatly reduces the data errors often associated with serialized inventory and enables us to efficiently move millions of serialized components with greater accuracy. It also delivers real-time information relating to sales, inventory and fulfillment activities to us and our customers.

      We employ various security measures and backup procedures to protect our internal and our customers’ data against unauthorized access, use or loss. Access to this information is controlled through the use of firewalls, passwords and virtual private networks. Additionally, for our corporate headquarters’ operations, we have secured long-term data survivability by relocating our data center and managed back-up processes to off-site facilities. As of June 30, 2004, we had 36 full-time employees who provided information technology and similar services for us.

Competition

      The markets for distributing wireless phones and accessories and for integrated supply chain and logistics services are intensely competitive. We compete, and expect that we will continue to compete, for wholesale sales of wireless phones, accessories and data equipment with several wireless communications device distributors and manufacturers. We compete principally on the bases of price, inventory availability, delivery time, trade credit terms and service. We also compete principally on the bases of service quality and price for integrated supply chain and logistics service business.

      Our competitors are manufacturers and wholesale distributors of wireless communications devices throughout the Americas, including wireless communications device manufacturers, wireless distribution companies, logistics service providers and export/import and trading companies. Our direct competitors in the distribution business area include Brightpoint, Inc. and CellStar Corporation, both publicly-traded companies, and, in Mexico, Fasteland S.L/Fastel C.B. In the future, we may increasingly compete with wireless communications device manufacturers that decide to provide their products directly to wireless network operators. Also, new competitors may enter our industry. Our direct competitors in the fixed wireless product market principally include Telular Corporation and Axesstel, Inc., both of which are publicly-traded companies. The products that we distribute could have reduced consumer demand if companies that compete with our suppliers manufacture products that are, because of more favorable pricing or other reasons, more desired by consumers. Many of our current competitors have, and many of our future competitors will likely have, more name recognition and greater financial and other resources than us.

      Our ability to successfully compete will largely depend on our ability to continually anticipate and respond to competitive factors affecting our industry, including changing outsourcing requirements, new products, changes in consumer preferences, demographic trends, international, regional and local economic and financial conditions and our competitors’ discount pricing and promotional programs. As the wireless communications markets continue to mature, and as we seek to enter into additional markets and offer new products, we expect that the competition that we face will intensify. We believe that our various competitive strengths, principally including our local presence throughout Latin America, our developed market expertise and our effective management of capital, will enable us to compete successfully in the markets in which we operate, as well as to expand our business into new geographic and product areas.

Intellectual Property

      We do not rely significantly on any intellectual property, particularly any registered intellectual property items. We do, however rely somewhat on trade secret and copyright laws to protect our proprietary knowledge, particularly our business methods, data base of customers and suppliers and business terms, such as pricing. We regularly enter into non-disclosure and non-competition agreements with our key employees and seek, to the extent practicable, to restrict access to our trade secrets and other proprietary information. Brightstar and its logo are our trademark and servicemark, and we market certain of our products and services under such marks. These marks are registered in various Latin American countries, including Argentina, Dominican Republic, Ecuador, El Salvador, Peru and Venezuela, and a trademark application for the logo is pending with the U.S. Patent and Trademark Office. We cannot assure you when, or if, such marks will become registered in the United States.

      We have four patent applications pending with the U.S. Patent and Trademark Office:

•	In May 2004, R. Marcelo Claure and Jaime Narea filed a patent application for a wireless pay telephone system using multiple SIM cards. Messrs. Claure and Narea have agreed to assign their rights to such application to Brightstar Corp. and Narbitec, respectively, for nominal consideration.

•	In December 2003, R. Marcelo Claure, Jaime Narea and a co-inventor filed a patent application for BrightimeTM, a software platform that enables wireless network operators to manage the distribution, commercialization and transfer of “pre-paid cellular airtime.” Messrs. Claure and Narea have agreed to assign their rights to such application to Brightstar Corp. and Narbitec, respectively, for nominal consideration.

•	In 2004, certain of our employees filed a patent application for Return and Repair Management System, a reverse logistics business method solution. Such employees have agreed to assign their rights to such application to us for nominal consideration.

•	In December 2003, certain of our employees filed an application for IntegrisynchTM, a technology for tracking serialized inventory across our supply chain. Such employees have agreed to assign their rights to such application to us for nominal consideration.

Employees

As of June 30, 2004, we had 793 employees, of which:

•	301 were located in the United States;

•	304 were located in Mexico; and

•	188 were located in Puerto Rico and 13 additional countries in Latin America.

Of these 793 employees:

•	403 were in our distribution and integrated supply chain and logistics business areas;

•	144 were in sales and marketing; and

•	246 were in administration, finance and information technology support.

      In some of our operations, we from time to time use a temporary workforce hired through employment agencies to perform principally light assembly, kitting and similar tasks. While our work force generally has had low turnover, the use of temporary labor provides us with staffing flexibility that supports peak demand periods.

      We are subject to various regulatory and contractual restrictions governing our relationships with employees in the United States and in other countries throughout the Americas. We are not subject to collective bargaining or labor agreements, except that in Mexico we have a labor agreement, with an indefinite term, covering approximately 120 employees in such country. We believe that our relations with employees are satisfactory.

Insurance

      We have a commercial liability policy, an umbrella policy, workmen’s compensation insurance and accounts receivable credit insurance, and policies covering product liability and damage to our properties and inventory, including theft insurance. These policies cover our facilities, employees, equipment, inventory and vehicles in all countries where we have operations. We believe that our insurance coverage is adequate for foreseeable problems and comparable to the coverage of other companies in the same business and of similar size.

Properties

      We lease all the properties that we presently use. We have purchased a parcel of real property in Tierra del Fuego on which we intend to build an approximately 22,000 square foot facility that we expect to be completed in early 2005. Our corporate headquarters, located in Miami, Florida, occupy 118,897 square feet of office and warehouse space and house both our corporate offices and one of our three primary distribution centers. Our other two primary distribution centers are located near Chicago, Illinois and in Mexico City, Mexico and occupy 106,087 and 111,946 square feet, respectively. Our facilities in Miami, Chicago and Venezuela are certified under ISO 9001:2000, a set of standards published by the International Standardization Organization used to document, implement and demonstrate quality management and assurance systems. We lease 21 offices and facilities in 15 countries. The following table summarizes our leased properties:

Location	Square Feet

Miami	118,897
Mexico City – Brightstar	111,946
Chicago	106,087
Mexico City – SIMM	40,273
Mexico – Chihuahua	36,458
Brazil – Campinas	26,981
Peru	19,697
Venezuela	17,492
Puerto Rico	14,087
Chile	13,218
Dominican Republic	12,432
Argentina – Buenos Aires	10,764
Ecuador – Quito	9,194
Argentina – Tierra del Fuego	6,000
Bolivia	5,802
Guatemala	3,871
Paraguay	2,906
Brazil – Sao Paulo	1,442
El Salvador	1,184
Colombia	570
Costa Rica	494

Total:	559,795

Legal Proceedings

      From time to time, we are involved in litigations that arise in the ordinary course of business. We do not believe that our ultimate liability arising out of any current litigation involving us will have a material adverse effect on our financial condition or results of operations.

      In 2002, a Dominican Republic resident and former employee of our Dominican Republic subsidiary commenced a legal action against us in a court in the Dominican Republic to recover monies and shares of the capital stock of such subsidiary that he claims are due to him under an agreement between him and us. On April 22, 2002, we instituted a separate legal action in the Circuit Court for the Eleventh Judicial Circuit in Miami-Dade County, Florida to have the agreement declared null and void and rescinded as a matter of law. Our former employee has asserted a counterclaim in such action seeking relief similar to that sought in his action in the Dominican Republic. We are unable to predict the outcome of either of the proceedings against us with any certainty at this time.

MANAGEMENT

Directors, Executive Officers and Key Personnel

      Set forth below are the names, ages (as of July 31, 2004) and position(s) of, and certain biographical information concerning, our directors, executive officers and other key personnel.

Name	Age	Position(s)

R. Marcelo Claure	33	Chairman of the Board, Chief Executive Officer and President

Denise Gibson	44	Chief Operating Officer, President and Chief Operating Officer of Brightstar U.S., Inc. and Director

Oscar J. Fumagali	51	Chief Financial Officer, Treasurer, Secretary and Director

Jaime Narea	49	President of Narbitec, LLC, a subsidiary of Brightstar Corp.

Michael Tate	41	Vice President - Wireless Data & Telecom Solutions

Javier Villamizar	32	Vice President - Business Development

Carlos Lomniczi	36	General Manager of Brightstar de Mexico, S.A. de C.V., a subsidiary of Brightstar

Arlene Vargas	37	Corporate Controller

David Stritzinger	39	Chief Technology Officer

Elias J. Kabeche	40	Senior Director of Product Management

Diego G. López Carbajal	31	Director of Product Management

Sandeep D. Alva	43	Director

Jeffrey L. Dickson	42	Director

Martin Hanaka	55	Director

Executive Officers

      R. Marcelo Claure, a founder of our company, has served as the Chairman of the board of directors, Chief Executive Officer and President of Brightstar since October 1997. From 1995 to 1997, Mr. Claure held various executive positions at Unplugged Communications Inc., a company involved in the distribution and activation of wireless communications products. As President of Unplugged International, a subsidiary of Unplugged Communications, Inc., Mr. Claure was responsible for expanding that company’s distribution outside of the United States. Mr. Claure also served as President of Small World Communications, Unplugged’s nationwide network of multi-carrier agents. Prior to joining Unplugged Communications, Mr. Claure was, from 1993 to 1995, the general manager and a co-founder of a Bell Atlantic dealership called USA Wireless, based in Boston, Massachusetts. Mr. Claure received a B.S. in Economics and Finance and recently received a Doctorate Honoris Causa in Commercial Science from Bentley College. Mr. Claure serves on the board of directors of the Bolivian-American Chamber of Commerce and serves on the Board of Trustees of Bentley College. Mr. Claure was named 2001 Entrepreneur of the Year by Ernst & Young, 2001 Entrepreneur of the Year by USA Today and 2003 Hispanic Entrepreneur of the Year by Hispanic Business Magazine.

      Denise Gibson has been a director and the Chief Operating Officer of Brightstar since 2001. She launched Brightstar’s operations in Chicago as the President and Chief Operating Officer of Brightstar U.S., Inc., a subsidiary of Brightstar. Prior to joining Brightstar, Ms. Gibson spent 17 years at Motorola Inc. in various positions. She was vice president and director of North America Customer Technical Solutions for Motorola, where she managed the technical and engineering operations for Motorola’s cellular and messaging businesses. Prior to that, she managed U.S. strategic account operations, with responsibility for Motorola’s U.S. cellular subscriber business. Ms. Gibson was also director of product business operations, during which time she helped launch Motorola’s StarTAC handset. Before her positions in its business units, Ms. Gibson held management positions in the human resources, staffing and internal communications areas of Motorola. Ms. Gibson serves on the board of directors of the Chicago Abused Women Coalition and served on the CTIA Wireless Foundation’s board of directors as vice-chairperson. Ms. Gibson holds a Master’s degree in Management from Kellogg School of Management at Northwestern University. She received a B.S. in Business Administration and Marketing from Drexel University.

      Oscar J. Fumagali has been a director and the Chief Financial Officer of Brightstar since October 2001 and our Treasurer and Secretary since November 2001. Prior to joining Brightstar, Mr. Fumagali served five years as Chief Financial Officer for the flagship division of Watsco, Inc., a hard goods distribution company with then revenues of approximately $1 billion. From 1994 to 1996, Mr. Fumagali was Controller and Director of Business Planning for PepsiCo. where he was responsible for its Latin America Restaurant Divisions, consisting of KFC, Pizza Hut and Taco Bell. From 1990 to 1994, Mr. Fumagali was Director of Business Planning and Analysis for DelMonte Fresh Produce Company, where he was active in the development of new products and production operations to support that company’s growth plans. Prior to joining DelMonte, Mr. Fumagali spent 11 years with IBM, where he held various staff and management assignments in the areas of finance and manufacturing, and was inducted into the IBM Executive Resource Program. In 1980, Mr. Fumagali received an M.B.A. from Florida Atlantic University. Mr. Fumagali received a B.S. from Georgia Institute of Technology, with a major in Industrial and Systems Engineering and a minor in Finance/Accounting.

      Jaime Narea became the President of Narbitec, LLC, a subsidiary of Brightstar, in May 2001. Prior to joining Narbitec, Mr. Narea served as Motorola’s General Manager for the North region of Latin America and helped Motorola introduce its cellular subscriber business in this region. Prior to that, he served in various other positions at Motorola. Mr. Narea received a Master’s degree in management from Kellogg at Northwestern University, a Master’s degree in electrical engineering from the University of Illinois and a B.S. in electrical engineering from the Illinois Institute of Technology.

Key Personnel

      Michael Tate became Vice President — Wireless Data & Telecom Solutions of Brightstar in January of 2003. In this position, he is responsible for expanding the data portfolio by focusing on emerging technologies, data-centric devices and connectivity solutions. Mr. Tate also works directly with network support operator teams to provide technical support and assist in developing business strategies that incorporate emerging wireless data technologies in product and service portfolios. Prior to joining Brightstar, Mr. Tate served, from 2000 to 2002, as Vice President of Latin American Sales for GTRAN Wireless, a leading company in the development and delivery of high-speed wireless access products. Prior to that, he was, from 1986 to 2000, Vice President and General Manager of Mobile Lifestyles, a regional wireless retailer, where he managed six divisions with over 200 employees. Mr. Tate attended the University of Buenos Aires.

      Javier Villamizar became Vice President — Business Development of Brightstar in January 2004. Immediately prior to joining Brightstar, Mr. Villamizar worked at Motorola for over five years, in program management, business development, sales, corporate ventures and capital marketing. He also worked in the Motorola Professional Services group, which provides systems integration consulting for telecom and enterprise customers. Prior to joining Motorola, Mr. Villamizar owned and managed Teleservice, a consulting company focused on the creation of software systems for paging devices. Mr. Villamizar has also worked as a researcher at Universidad Javeriana and University of New Mexico in the field of digital image processing. Mr. Villamizar received an M.B.A. in International Business from the University of Miami and a B.S. in electronic engineering from the Xaverian University of Bogotá, Colombia. Mr. Villamizar has contributed to multiple publications and patents throughout his career.

      Carlos Lomniczi became the General Manager of Brightstar de Mexico, S.A. de C.V., a subsidiary of Brightstar, in October 2003 . Mr. Lomniczi joined Brightstar de Mexico in 2002, initially serving as Chief Financial Officer of Latin American operations. In 2002, Mr. Lomniczi became Chief Financial Officer of Brightstar de Mexico and SIMM, another of our subsidiaries. Prior to joining Brightstar, Mr. Lomniczi had served as Senior Operations Controller for the Personal Communications Sector, Latin America Division of Motorola, from 2000 to 2002. In this position, he was responsible for three regions in Latin America, providing strategy and financial planning for each region. Prior to that, Mr. Lomniczi served as Corporate Director of Finance for Motorola de Mexico. He has also served as Finance Manager for Motorola Argentina S.A. Mr. Lomniczi began his career as a senior accountant and auditor at the Argentinean division of KPMG Peat Marwick LLP. Mr. Lomniczi received an M.B.A. from Universidad del CEMA in Argentina and received a B.S. in Public Accounting from Buenos Aires National University.

      Arlene Vargas became the Corporate Controller of Brightstar in July 2002. Prior to joining Brightstar, Ms. Vargas served, from 1998 to 2002, as the Vice President and Corporate Controller of MasTec, Inc., a publicly traded company focusing on the development of end-to-end voice, video, data and energy infrastructure. Prior to joining MasTec, Ms. Vargas had served in various positions with the public accounting firm of PricewaterhouseCoopers, LLP from December 1989 to September 1998, including as Senior Audit Manager from June 1997 to September 1998. Ms. Vargas received a B.A. in accounting from Florida International University and is a certified public accountant.

      David Stritzinger became our Chief Technology Officer in April 2004. In this position, he leads a team of over 30 information technology professionals to develop and implement technology initiatives. This team has developed the Integrisynch patent pending software solution, that is specifically designed to meet the requirements of wireless industry companies. Prior to joining Brightstar, Mr. Stritzinger founded (or co-founded) three successful technology organizations that are now included in the Microsoft Business Solutions consulting group. Prior to that, he was a consultant in the wireless communications industry from August 2002 to November 2003. From April 2001 to July 2002, Mr. Stritzinger served as Chief Technology Officer for Brightpoint, Inc. Prior to that, Mr. Stritzinger had served, from November 1995 to March 2001, as Regional Director of Consulting services for Great Plains Software. Mr. Stritzinger received a B.S. in electrical engineering and computer science from the University of Colorado, Boulder. He also served for four years as an officer in the U.S. Navy.

      Elias J. Kabeche became our Senior Director of Product Management in June 2002. In this position, he leads a team of 13 product managers responsible for maintaining vendor relationships and procuring products on behalf of over 15,000 customers throughout the Americas. Prior to joining Brightstar, Mr. Kabeche took time off to earn his M.B.A. From April 2001 to December 2001, Mr. Kabeche served as Vice President of Integrated Supplies for Anixter International, where he worked directly with operations teams to build and implement logistics projects for wireless network customers. Prior to that, he served in various leadership positions at TESSCO Technologies from February 1998 to April 2001, including Vice President of its international business division and director of cellular and personal communication systems. Mr. Kabeche has also served as Vice President of Sales and Marketing at Larsen Electronics, Product Manager at Telcel Cellular and in various directorship roles for accessory products and quality assurance at Andrew Wireless. Mr. Kabeche received an M.B.A. from Loyola College and an M.S. in mechanical engineering from Universidad Central de Venezuela. He received a B.S. in mechanical engineering from Case Western University.

      Diego G. López Carbajal became our Director of Product Management in 2003. In this position, he manages our contractual responsibilities in Latin America for our strategic relationship with Motorola, directing the planning, forecasting, purchasing, inventory controls and sale processes of Motorola wireless mobile phones. Prior to being appointed to this position, Mr. Lopez served both as General Manager and Director of Operations for Brightstar de Mexico, S.A. de C.V. He joined our company in 1999. Prior to joining Brightstar, Mr. Lopez served, from 1995 through 1999, as Logistics Manager for Unplugged de Mexico, where he managed the transportation, importation and inventory controls for a variety of wireless products. Additionally, Mr. Lopez has been employed by Mexico Comunicaciones as Logistics Manager, by Northern Telecom de Mexico as an inventory consultant and by NEC de Mexico as an imports supervisor. Mr. Lopez received a degree in 1990 from Colegio Nacional de Educacion Profesional Technica, as a professional technician in foreign trade.

Other Directors

      Sandeep D. Alva became a director of Brightstar on December 30, 2003. Mr. Alva is a managing director of Falcon Investment Advisors, LLC, which he founded in July 2000 to provide investment management services to institutional investors. Mr. Alva was previously with John Hancock Financial Services, where he held several senior positions including Senior Managing Director and Mezzanine and Private Equity Team Leader of John Hancock’s Bond & Corporate Finance Group as well as portfolio manager for Hancock Mezzanine Partners I, a $425 million pool of mezzanine and private equity capital. Mr. Alva has also served as President of Hancock Mezzanine Investments, LLC. Prior to this, Mr. Alva was a Principal at the investment firm of Joseph, Littlejohn and Levy and was involved in the acquisition of operationally and financially distressed companies. He has served on the board of directors of numerous portfolio companies. Mr. Alva received an M.B.A. from Cornell University and a Bachelor of Commerce degree from Bombay University.

      Jeffrey L. Dickson became a director of Brightstar on December 30, 2003. Mr. Dickson is the Managing Principal of Prudential Capital Partners, L.P., a middle market mezzanine fund. He joined Prudential Capital Group in 1989 and has a breadth of experience ranging from distressed securities to other forms of leveraged finance transactions. He served for several years in Prudential Capital Group’s work-out group, managing distressed securities, negotiating restructurings and serving on creditors’ committees in bankruptcies. From 1996 through 2000, Mr. Dickson was the head of Prudential Capital Group’s San Francisco regional office, and was responsible for its private investment activities in the western United States. Mr. Dickson currently serves on the board of directors of Yanoor Corporation, Motorsport Aftermarket Group, Inc., Event Rentals, Inc., Engineered Machine Products, Inc. and Polar Beverages, Inc. Mr. Dickson received an M.S. from Sloan School of Management at the Massachusetts Institute of Technology and a B.S. from Babson College.

      Martin Hanaka became a director of Brightstar in June 2004. Mr. Hanaka is currently Chairman Emeritus of The Sports Authority, Inc., or The Sports Authority. He served as Chairman of The Sports Authority from 1999 through 2004 and served as Chief Executive Officer from 1998 through 2003. While serving in this capacity he engineered and completed a merger with a rival retailer. Prior to joining The Sports Authority, Mr. Hanaka served as President and Chief Executive Officer of Staples, Inc., where he was responsible for substantial buying improvements, cultural development and process change. Prior to that, he served as President, Chief Operating Officer and Executive Vice President of Marketing at Lechmere, Inc. Mr. Hanaka also served in numerous capacities at Sears Roebuck, including Chief Business Executive for Sears Brand Central Division. Mr. Hanaka currently serves on the board of directors of The Sports Authority, TransWorld Entertainment Corporation and the Sporting Goods Manufacturer’s Association and as a National Trustee and member of the Board of Governors of the Boys & Girls Club of America. Mr. Hanaka had served on the board of directors of Staples, Inc., Nature’s Heartland, Lechmere, Inc., RMS Networks, Students in Free Enterprise, Initiative for a Competitive Inner City and International Mass Retail Association. Mr. Hanaka received a B.A. in History from Cornell University.

Board of Directors

      Our board of directors presently consists of six members. We intend to appoint two additional independent directors to our board shortly after the completion of this offering. The board is divided into three classes, with each class having a staggered three-year term. Mr. Alva and Mr. Dickson are our Class I directors and their term expires in 2005. Ms. Gibson and Mr. Fumagali are our Class II directors and their term expires in 2006. R. Marcelo Claure and Mr. Hanaka are our Class III directors and their term expires in 2007. The two additional independent directors will be Class II and III directors, respectively. One class of directors will be elected annually. Each of our directors will hold office until his or her successor has been duly elected and qualified. Each of our officers serves at the discretion of the board, subject to the terms of any applicable employment agreement. R. Marcelo Claure, the Chairman of our board of directors and our Chief Executive Officer and President, and Alejandra Claure, our Vice President — Credit & Collections and Treasury, are siblings.

      On December 30, 2003, we entered into a Stockholders’ Agreement with the holders of our Series A Preferred Stock, 2008 Convertible Notes and common stock. The Stockholders’ Agreement provides that our board of directors is to consist of at least two and not more than nine members, that the holders of our Series A Preferred Stock may designate two members of our board and that the holders of our common stock elect the remainder of the directors. Each of Falcon Mezzanine Partners, L.P., or Falcon, and Prudential Capital Partners, L.P. and Prudential Management Fund, L.P., or collectively, Prudential, has the right, on behalf of the holders of our Series A Preferred Stock, to designate one member of our board. Falcon’s current designee to the board is Sandeep D. Alva and Prudential’s current designee is Jeffrey L. Dickson.

      In accordance with the Stockholders’ Agreement, the board of directors designation rights of the Series A Preferred Stockholders and the limitations on the size of the board will terminate on the completion of this offering. We expect, however, each of Messrs. Alva and Dickson to remain as members of our board following the completion of this offering and until his successor has been duly elected and qualified.

Committees of Our Board of Directors

      Our board of directors has three standing committees: an audit and compliance committee, a compensation committee and a nominating and governance committee, which have the respective compositions and responsibilities described below.

Audit and Compliance Committee

      Our audit and compliance committee consists of Messrs. Hanaka, Alva and Dickson. Our board of directors has determined that all of the members of the audit and compliance committee will, after giving effect to this offering, be independent in accordance with the criteria of the Sarbanes-Oxley Act and the Nasdaq Stock Market Marketplace Rules and that such committee’s charter complies with the Nasdaq Stock Market Marketplace Rules. Mr. Alva is the chairperson of our audit and compliance committee and has been designated as the committee’s financial expert. The committee is responsible for the integrity of our financial statements, accounting and financial reporting processes, legal and regulatory compliance and overall risk management profile. It is also responsible for selecting and overseeing our independent auditors and reviewing the results and scope of the audits conducted by them. Additionally, the audit and compliance committee reviews our accounting, auditing and financial reporting practices and procedures.

      Section 404 of the Sarbanes-Oxley Act requires the management of a public company to assess the effectiveness of its internal control over financial reporting and report the results of that assessment in the company’s annual report. We are in the process of hiring additional staff members and engaging consultants or other advisors to assist our management in establishing and maintaining adequate internal control over our financial reporting and we are actively engaged in evaluating the effectiveness of our financial reporting. We recently hired a Director of SEC Reporting and Sarbanes-Oxley Compliance to oversee our Section 404 compliance and public reporting. We believe that we will have systems of internal control established in the manner, and by the time, required by Section 404 of the Sarbanes-Oxley Act.

Compensation Committee

      Our compensation committee consists of Messrs. Hanaka, Alva and Dickson. Our board of directors has determined that all of the members of the compensation committee will, after giving effect to this offering, be independent in accordance with the criteria of the Nasdaq Stock Market Marketplace rules and applicable rules and the regulations of the Internal Revenue Service. Mr. Dickson is the chairperson of our compensation committee. Our compensation committee sets the amounts and nature of compensation, including stock option grants, payable to our officers and approves stock option grants for our other employees. We expect shortly to adopt a written charter for the compensation committee.

      Our board of directors and stockholders adopted the Brightstar Corp. 2004 Stock Incentive Plan, or the Plan, as of January 2004 and approved an amendment to the Plan in July 2004. The compensation committee administers the Plan. Specifically, the compensation committee interprets our 2004 Stock Incentive Plan, establishes and modifies administrative rules for the Plan, and sets the terms and conditions of and restrictions on stock options, stock grants and other awards made under the Plan.

Nominating and Governance Committee

      Our nominating and governance committee consists of Messrs. Hanaka, Alva and Dickson. Our board of directors has determined that all of the members of the nominating and governance committee will, after giving effect to this offering, be independent in accordance with the criteria of the Nasdaq Stock Market Marketplace rules. We will adopt a written charter for our nominating and governance committee and post the charter on our website on or shortly after the completion of this offering. Mr. Hanaka is the chairperson of our nominating and governance committee. Our nominating and governance committee identifies qualified individuals for election to our board of directors (including filling vacancies and newly-created directorships), determines the composition and monitors the effectiveness of our board of directors and its committees and develops, reviews and evaluates our corporate governance policies, practices and procedures.

      In accordance with the Nasdaq Stock Market Marketplace rules, by the time that we become a public company we must have adopted and publicly disclosed a “code of conduct” applicable to our directors, officers and employees. Our board of directors intends to adopt such a code prior to the time that we become a public company. The code of conduct will consist of written standards designed to deter wrongdoing and to promote honest and ethical conduct; accurate, timely and understandable disclosure in the reports and documents that we file with the Securities and Exchange Commission, or the SEC, and in other public communications made by us; compliance with applicable laws, rules and regulations; prompt internal reporting of violations of the code to the appropriate person(s) identified in the code; and accountability for adherence to the code. In addition, the code of conduct will contain provisions designed to ensure consistent enforcement of the code, protection for persons reporting questionable behavior, objective standards for compliance and the process by which to determine violations. We are required to make our code of conduct publicly available. We intend to post the code of conduct on our website on or shortly after the completion of this offering. Any approval of a material departure from our code of conduct may be made by our board of directors only and will be promptly disclosed in a Form 8-K filed with the SEC.

Compensation Committee Interlocks and Insider Participation

      No present member of our compensation committee is, or has at any time since our incorporation ever been, an officer or employee of us or of any of our subsidiaries. None of our executive officers serves as a director or as a member of the compensation (or a similar) committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Director Compensation

      Our full board of directors determines the amount and form of compensation and expense reimbursement that our directors are to receive. In July 2004, our board of directors adopted a director compensation policy pursuant to which our independent directors are to receive the following compensation: each is to receive $25,000 per year as compensation for serving as a director; $10,000 per year as compensation for serving as a member of our audit and compliance committee; $5,000 per year as compensation for serving as a member of each of our other committees; $1,000 for attendance, in person, at each meeting of our committees (or $250 for attendance at such meetings via conference call); and options to acquire 5,000 shares (plus options to acquire an additional 2,500 shares to be granted on each

12-month anniversary date of his/her appointment as director) of our common stock at an exercise price equal to the fair market value of our common stock at the time of grant. We had not granted stock options to any of our directors, in their capacities as such, in the past. Our directors who are also officers receive no additional compensation for serving as directors.

Board Independence

      The Nasdaq Stock Market Marketplace Rules require that our board of directors consist of a majority of independent directors and that a committee composed solely of independent directors (or a majority of all of the independent directors) determine the compensation of our officers and the nomination of our directors. Our board has determined that, of the six directors named above, Mr. Hanaka is an independent board member and that Messrs. Alva and Dickson will be independent board members upon the completion of, and after giving effect to, this offering. Our two additional directors to be appointed immediately after the completion of this offering will also be independent. Our board of directors has determined that all of the members of our compensation committee will, upon the completion of this offering, be independent in accordance with the criteria of the Nasdaq Stock Market Rules.

Executive Compensation

      The following table sets forth the compensation that we paid to our Chief Executive Officer and to each of our other executive officers (of which there were only three) who served in 2003 and whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us and our subsidiaries during 2003. We refer to these executive officers as our “named executive officers” in various parts of this prospectus. The compensation table excludes perquisites and other personal benefits that constituted the lesser of $50,000 or 10% of such person’s total annual salary and bonus for such year.

Summary Compensation Table

	Annual Compensation

			Securities Underlying	All Other
Name and Principal Position(s)	Salary	Bonus	Options/SARs	Compensation

R. Marcelo Claure, Chief Executive Officer and President	$213,317	$33,500	—	—

Denise Gibson, Chief Operating Officer	315,381	25,400	—	—

Oscar J. Fumagali, Chief Financial Officer, Treasurer and Secretary	123,167	27,395	—	—

Jaime Narea, President of Narbitec, LLC	139,746	79,444	—	—

Stock Option Grants

      During 2003, we did not grant stock options to any of our named executive officers. In January 2004, we granted to (1) Denise Gibson options to acquire 49,000 shares of common stock and (2) Oscar J. Fumagali options to acquire 98,000 shares of common stock. These options have an exercise price of $8.00 per share and an expiration date of January 20, 2014.

Aggregate Option Exercises and Fiscal Year-End Option Values

      As of December 31, 2003, none of our named executive officers had any stock options of Brightstar. Additionally, none of such persons exercised any stock options during 2003.

Employment Agreements

      In August 2004, we entered into an employment agreement with R. Marcelo Claure. Mr. Claure serves as the Chief Executive Officer and President of our company. The initial term of the employment agreement is three years, and it automatically renews for successive one-year periods unless either party provides written notice of non-renewal to the other at least 90 days prior to the expiration of its current term. This agreement provides for an annual base salary of $500,000. Mr. Claure is eligible for an annual bonus of an amount equal to up to 100% of his base salary, based 50% on the performance of our company and 50% on Mr. Claure’s contribution to our company, each as determined by our board of directors, through the compensation committee. If Mr. Claure’s employment is terminated by us without cause, or if he terminates this agreement for good reason, as such terms are defined in the agreement, he would be entitled to all unpaid base compensation through his termination date; any unpaid bonus compensation; a single lump-sum cash amount equal to three times the compensation to which he was entitled for the entire fiscal year in which his employment was terminated (reflecting, without any deductions for amounts actually paid during the fiscal year of his termination, 100% of his base compensation and bonus compensation equal to the larger annual bonus payment made in the two most recent fiscal years); all legal fees and expenses incurred as a result of his termination (including all such fees that may be incurred in contesting such termination or seeking to enforce any rights under this agreement); and, if Mr. Claure shall desire to relocate within one year of such termination, reimbursement for all reasonable moving expenses and indemnification for any losses sustained in the sale of his primary residence. In such cases, all options granted to him by us would immediately become vested and exercisable. In addition, if any payment to which Mr. Claure is entitled under this agreement is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (or any interest or penalties relating to such tax), Mr. Claure would be entitled to receive an additional payment, such that after his payment of the excise tax, he would retain the lesser of (i) the excise tax amount on any payment to him or (ii) the excise tax that would be imposed on all payments under this agreement, if such payments constituted in their entirety “excess parachute payments”, as such term is defined in Section 280G and 4999 of the Internal Revenue Code.

      Under the agreement, Mr. Claure is prohibited from directly competing with our company during the term of the agreement and until the later of: (x) two years following its termination by us for any reason or by Mr. Claure other than for good reason or disability, as such terms are defined in the agreement, or (y) if the agreement is terminated by Mr. Claure without good reason, one year from the scheduled expiration of the initial term or any then existing renewal term. If Mr. Claure terminates this agreement for good reason or if we terminate him without cause, he is not required to refrain from competing with us after the scheduled expiration of the initial term or any then existing renewal term. If we propose, at any time more than 180 days following the completion of this offering, to register a public offering of any of our securities, Mr. Claure may include his shares of common stock in the registration, subject to specified exceptions. The underwriters of any underwritten offering may limit the number of shares to be registered by these holders for marketing reasons. All expenses (other than underwriting discounts and selling commissions) incurred in connection with piggy-back registrations under the Stockholders Agreement will be paid by us.

      In August 2004, we entered into an employment agreement with Oscar J. Fumagali. Mr. Fumagali serves as the Chief Financial Officer, Treasurer and Secretary of our company. The initial term of the employment agreement is two years, and it automatically renews for successive one-year periods unless either party provides notice of non-renewal to the other at least 90 days prior to the expiration of its current term. This agreement provides for an annual base salary of $180,000 and an annual bonus of up to 25% of Mr. Fumagali’s base salary, based on his performance and the company’s results of operation. If Mr. Fumagali’s employment is terminated by us without cause, or if he terminates his employment for good reason, as such terms are defined in the agreement, he would be entitled to continued payment of his base salary for the 12-month period following his termination. Additionally, in such cases, all options that had been granted to him by us would immediately become vested and exercisable for the period of 24 months following the date of termination. Under this agreement, Mr. Fumagali is prohibited from directly or indirectly competing with our company during the term of the agreement and until the later of: (x) two years following its termination by us for any reason or by Mr. Fumagali other than for good reason or disability, as such terms are defined in the agreement, or (y) if the agreement is terminated by Mr. Fumagali without good reason, one year from the scheduled expiration of the initial term or any then existing renewal term.

      On June 14, 2001, we and Brightstar U.S., Inc., our 90% subsidiary, entered into an employment agreement with Denise Gibson. Ms. Gibson serves as our Chief Operating Officer and the President of Brightstar U.S., Inc. The term of the employment agreement is indefinite. Under the agreement, Ms. Gibson’s annual base salary is $325,000 and she is eligible each fiscal year for an incentive bonus equal to 3% of the net income of Brightstar U.S., Inc. for the applicable fiscal year. Brightstar U.S., Inc. has issued to Ms. Gibson 1,000 restricted shares, representing 10% of its outstanding common stock. The restrictions on these shares have lapsed. If Ms. Gibson is terminated without cause, she is entitled to a severance payment equal to six months of her base salary. Also, if Ms. Gibson is terminated within 24 months of a change of control of Brightstar U.S., Inc., she is entitled to an amount equal to twice her base salary. Ms. Gibson has agreed that, during the duration of the agreement and for a period of one year thereafter, she will not (1) compete with Brightstar U.S., Inc. or any of its affiliates, (2) attempt to employ, employ or enter into any contractual arrangement with any present or former employee of Brightstar U.S., Inc. or any of its affiliates unless such employee has not been employed by Brightstar U.S., Inc. or any of its affiliates for a period of at least six months or (3) solicit any actual or prospective customers of Brightstar U.S., Inc. or any of its affiliates in the United States, Mexico or elsewhere in Latin America about any matters related to or competitive with the business of Brightstar U.S., Inc. or any of its affiliates.

Non-Compete Agreements

      Our officers and other key employees are bound by non-competition agreements requiring that, during his/her employment by us and for the one- or two-year period thereafter, he/she may not be employed by, own, manage, control or be connected with any business that distributes or sells wireless communication devices: (1) to any entity that was one of our customers on the employee’s date of termination or at any time during the one- or two-year period prior to such date or (2) on behalf of or supplied by any entity that was one of our suppliers on the employee’s date of termination or at any time during the one- or two-year period, as the case may be, prior to such date.

      On December 29, 2003, we entered into a redemption agreement with Mr. Peterson, one of our original stockholders. In accordance with the redemption agreement, in January 2004 we redeemed 6,363,963 shares of common stock previously owned by Mr. Peterson for a cash payment of $5.9 million. Immediately prior to the redemption, such shares represented 23.4% of our outstanding common stock. As a result of the redemption, Mr. Peterson presently owns 1,043,461 shares, or 5%, of our outstanding common stock. Under the redemption agreement, Mr. Peterson has agreed that, until the second anniversary of the later of the date that he no longer (x) has any ownership interest in our company or (y) is employed by us, he will not own, manage or participate in the ownership, management or control of, or be employed or engaged by, any company that competes with Brightstar.

2004 Stock Incentive Plan

      Purpose of Plan. Our board of directors and stockholders approved our company’s 2004 Stock Incentive Plan, or the Plan, as of January 2004. The Plan was amended by our board and stockholders in July 2004. The Plan is intended to attract and retain senior management, key employees, directors and selected consultants, to motivate them to achieve long-term corporate objectives and to align their interests with those of our stockholders. The following summarizes material provisions of the Plan, as amended. This summary is not intended to be complete and is subject, and qualified in its entirety by reference, to the complete text of the Plan, as amended, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

      Administration. Our board of directors has appointed the compensation committee to administer the Plan. The compensation committee interprets the Plan, establishes and modifies administrative rules for the Plan and imposes the terms and conditions of and restrictions on awards. The committee may delegate its powers and authority under or relating to the Plan to a subcommittee or to designated officers.

      Shares Reserved. There are 2,500,000 shares of common stock authorized for issuance under our Plan, subject to future adjustment. We have granted stock options covering 1,382,500 shares of our common stock. Shares of common stock covered by any unexercised portion of terminated options (including canceled options), shares of common stock that are forfeited and shares of common stock subject to any award that are otherwise surrendered by a participant are subject to subsequent award under the Plan. Shares of common stock subject to any options that have been surrendered in connection with the exercise of stock appreciation rights not available for subsequent award under the Plan, but shares of common stock issued in payment of such stock appreciation rights do not count against the number of shares available under the Plan for grant. In the event of the exercise of stock appreciation rights not granted in tandem with options, only the number of shares of common stock actually issued in payment of such stock appreciation rights are charged against the number of shares available for grant under the Plan.

      Eligibility. Subject to certain procedural requirements and limitations, all of our employees and directors and certain consultants are eligible to participate in the Plan.

      Available Awards Under the Plan. Our compensation committee may grant any of the following under the Plan:

•	incentive stock options;

•	non-qualified stock options;

•	stock appreciation rights;

•	restricted share awards;

•	restricted unit awards; and

•	performance awards.

      Stock Options. Options granted under our Plan may be either incentive or non-qualified stock options. The compensation committee may grant options to purchase shares of our common stock in amounts, at exercise prices and on other terms and conditions consistent with the terms of our Plan, as established by the committee. The terms of options granted under our Plan are provided in an award agreement and, in all cases, at exercise prices that equal or exceed the fair market value of our common stock on the date of grant. For incentive stock options, the exercise price must equal at least 110% of the fair market value of our common stock on the date of grant if the recipient is a holder of more than 10% of the voting power of our capital stock. Generally, stock options expire ten years after their grant date. If an incentive stock option is granted to a holder of more than 10% of the voting power of our capital stock, the maximum term is five years. The compensation committee sets option vesting and exercise schedules and, unless otherwise provided in an award agreement, 33% of the options vest and become exercisable on each of the first three anniversaries of the date of grant. Options are non-transferable, except under limited circumstances described in the Plan. An option holder must pay the exercise price in full at the time of exercise. The exercise price is payable in cash, shares of our common stock, a combination of cash and shares or such other consideration as the compensation committee may deem appropriate. An option holder may pay the exercise price by cashless exercise, whereby shares of our common stock are issued directly to the holder’s broker on receipt of an irrevocable written notice of exercise from the holder. As of July 31, 2004, we had granted stock options covering 1,382,500 shares of common stock, with a weighted average exercise price of $8.06 per share.

      Stock Appreciation Rights. Stock appreciation rights may be granted alone or in conjunction with option grants. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant and, if granted in conjunction with an option, also may not be less than the exercise price for the related option. A stock appreciation right granted in conjunction with an option may be granted simultaneously with or, in the case of a non-qualified stock option, subsequent to the grant of the related option. Upon the exercise of an option, the related stock appreciation right expires and, similarly, on exercise of a stock appreciation right, the related option expires. Upon the exercise of a stock appreciation right, the holder receives the per share difference between the exercise price of the stock appreciation right and the fair market value of our common stock on the date of its exercise. Upon the exercise of stock appreciation rights, the number of shares issuable on exercise under any related options will be automatically reduced by the number of shares represented by the options surrendered as a result of the exercise of such stock appreciation rights. Upon the exercise of stock appreciation rights, we may pay the participant in cash, common stock or any combination thereof, as determined by the compensation committee. The terms and conditions of stock appreciation rights, including vesting, exercisability and transferability, are generally the same as those described above for stock options. As of July 31, 2004, we had not granted any stock appreciation rights.

      Restricted Share Awards. The compensation committee may grant awards of restricted shares of our common stock. The committee sets forth the terms and conditions of and restrictions on restricted share awards in an award agreement. Unless otherwise provided in an award agreement, the recipient of a restricted share award becomes a stockholder of our company with respect to all awarded shares and has all rights of a stockholder, including the rights to vote and to receive dividends. Any shares of common stock distributed as a dividend or otherwise with respect to any restricted shares for which the restrictions have not yet lapsed are, however, subject to the same restrictions as the underlying restricted shares. Restrictions placed on a restricted share award lapse on (1) the expiration or termination of the forfeiture period, (2) the satisfaction of any conditions prescribed by the committee or (3) a change in control of our company. As of July 31, 2004, we had not granted any restricted share awards.

      Restricted Unit Awards. The compensation committee may grant awards of restricted units, representing the right to receive shares of our common stock based on a participant’s completion of service or achievement of performance or other objectives. The committee provides the terms and conditions of and restrictions on restricted units in a restricted unit award agreement. We do not issue shares of common stock in respect of a restricted unit award and no recipient of restricted units will have any rights as a stockholder of our company, unless and until the lapse or release of all applicable restrictions. On the lapse or release of all restrictions, we will deliver one or more share certificates to the restricted unit recipient for the appropriate number of shares, free of any restrictions set forth in the award agreement or the Plan. Other than rendering services, our restricted unit award recipients are not required to deliver any cash or other consideration in order to receive shares of our common stock issuable on the lapse or release of all restrictions. As of July 31, 2004, we had not granted any restricted unit awards.

      Performance Awards. The compensation committee may grant performance awards. Performance awards afford the recipient the right to receive a payment, subject to the recipient’s achievement of performance targets during the award period, which generally is two or more years. Performance award payments may equal (1) the fair market value of a specified number of shares of our common stock, (2) any increases in the fair market value of our common stock during the award period and/or (3) a fixed cash amount. The compensation committee may grant performance awards in conjunction with restricted share awards. Performance targets established by the committee may vary for different award periods and are not necessarily the same for each participant receiving a performance award in a period. Payments of earned performance awards may be made in cash, shares of our common stock or any combination of cash and shares. The committee sets the terms and conditions of any payment of earned performance awards. As of July 31, 2004, we had not granted any performance awards.

      Termination of Employment. Unless otherwise provided in the applicable award agreement, any unvested portion of stock options or stock appreciation rights granted under the Plan is cancelled on the termination of a participant’s employment or other service with our company. If a participant’s employment with us terminates for a reason other than his/her death, disability or retirement or termination of the participant’s employment by us, other than for cause, the participant generally may exercise, within 30 days of his/her termination, all stock options and stock appreciation rights exercisable at the time of termination. A participant (or his/her estate) would have 90 days from termination in which to exercise all stock options and stock appreciation rights exercisable at the time of his/her termination, if such termination is by reason of his death, disability or retirement or termination of the participant’s employment by us other than for cause. Stock options and stock appreciation rights are not exercisable after the expiration of their terms.

      Restricted share awards will terminate unless the participant continues in the service of our company until the expiration of the forfeiture period for such awards and satisfies any conditions set forth in the award agreement. Additionally, a participant will not earn performance awards for any award period during which the participant’s employment is terminated, except for specific circumstances provided in the Plan, such as the participant’s death or disability.

      Amendment and Termination of the Plan. Our compensation committee may amend or terminate the Plan at any time so long as such amendment or termination does not materially adversely affect the rights of any participant previously granted an option or other award under the Plan. Any award outstanding at the time of the Plan’s termination may be exercised after such termination and prior to the expiration date of such award to the same extent that such award would have been exercisable had the Plan not been terminated.

Management Compensation

      The compensation for members of our management is generally governed by one of two basic compensation models. We have not adopted any written policies regarding such compensation. Rather, we have described the applicable model in our offer letters to members of our management. Under the first model, members of our management are paid a base salary (or, in some situations, sales commissions) plus a bonus (if any) based upon a percentage (ranging between 10% and 25% depending on the position of the employee and, in the case of our Chief Executive Employee, up to 100%) of base salary. Any bonus to be paid to a particular member of management is determined based upon the performance of our company and the performance of such member. Under the second model, the general managers, regional directors and other key personnel of our subsidiaries are paid base salaries plus bonuses equal, in the aggregate, to up to 3% of the respective subsidiary’s annual net income.

401k Plan

      On October 1, 2003, we adopted a 401k plan covering all our eligible employees. Eligible employees are those persons who have been employed by us for at least six months and are at least 18 years of age. Subject to certain dollar limits, eligible employees may contribute up to 10% of their annual compensation to our 401k plan. We contribute up to 4% of an employee’s gross annual salary to the plan. We contributed $86,000 on behalf of eligible employees under our 401k plan in respect of the year ended December 31, 2003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Potential Control Person

      Brightstar is principally owned by R. Marcelo Claure, one of our two original stockholders and our Chairman, Chief Executive Officer and President. After giving effect to:

(1) our conversion of all outstanding shares of Series A Preferred Stock and the aggregate principal amount of the 2008 Convertible Notes into shares of common stock on the completion of this offering;

(2) our sale of shares of common stock in this offering;

(3) the exercise of the over-allotment option in full by the underwriters, including Mr. Claure’s sale of up to shares that may be purchased from him if the underwriters exercise their over-allotment option; and

(4) our redemption of a prescribed portion (i.e., shares at a per share redemption price of $ (the assumed initial public offering price)) of the common stock issued on the conversion of the Series A Preferred Stock and 2008 Convertible Notes,

      Mr. Claure will own      % of our outstanding shares of common stock. As a result, Mr. Claure may have, immediately following this offering, the ability to elect all members of our board of directors and to control our affairs, subject to any applicable terms of our credit facility with PNC Bank (and our other secured lenders) and our agreements with Motorola.

      We, Mr. Claure and Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., or collectively, Mitsui, are negotiating a final stock purchase agreement for the sale by Mr. Claure of 208,333 shares of his common stock to Mitsui for the aggregate amount of approximately $2.5 million in cash, or $12.00 per share. Under such agreement, we and Mr. Claure will make certain representations and warranties to Mitsui and provide piggy-back registration, co-sale (on any private resales by Mr. Claure) and one-year board observer rights to Mitsui. We also intend to enter into a business collaboration agreement with Mitsui to explore potential collaborations on the sale of our products and services by us and Mitsui to various customers, collaborations on the acquisition of the products and services by us and Mitsui from various suppliers, formation of business ventures aiming to provide value added services to various customers and support by Mitsui for our potential expansion into Asia.

Dividends

      On December 29, 2003, in connection with our recapitalization and the refinancing of our senior debt, our board of directors declared aggregate dividends of $5.9 million payable to our then two common stockholders. We paid these dividends in 2004 to Mr. Claure, our Chief Executive Officer and President, and David Peterson, a former director and officer of our company and a current employee. Our board decided to pay these dividends because they were the only dividends paid by our company since its inception and they provided some needed liquidity to our original two stockholders.

Redemption Agreement

      In January 2004, we redeemed 6,363,963 shares of the common stock previously owned by Mr. Peterson, one of our original stockholders, for a cash payment of $5.9 million. Immediately prior to the redemption, such shares represented 23.4% of our outstanding common stock. As a result of the redemption, Mr. Peterson presently owns 1,043,461 shares, or approximately 5%, of our outstanding common stock. The purchase price paid for the redeemed shares was the result of arms’-length negotiations between us and Mr. Peterson. Mr. Peterson expressly acknowledged in the redemption agreement that the purchase price was significantly below the implied valuation of our company used in connection with the December 30, 2003 private placement of our Series A Preferred Stock and 2008

Convertible Notes. We believe that Mr. Peterson was motivated to have such shares redeemed, in large part, because of his desire for increased liquidity.

Executive Loans

      We made non-interest bearing loans to Mr. Claure in the amounts of $172,500 in 2002. Both of these loans were repaid by Mr. Claure in March 2004. In April 2002, we made a non-interest bearing loan to Mr. Peterson in the amount of $120,500. This loan was repaid by Mr. Peterson in February 2004.

Transactions with Narbitec, LLC

      In the course of our business, we enter into transactions with our majority-owned subsidiary, Narbitec, LLC, or Narbitec. Narbitec provides design, sourcing and outsource assembly and test support for the development and marketing of fixed wireless communications products. We hold a 51.0% membership interest in Narbitec. The remaining 49.0% membership interest is held by Jaime Narea, the President of Narbitec and one of our named executive officers. In 2004, Narbitec made a cash distribution of $495,814 to Mr. Narea, in respect of tax liability as a member of Narbitec, in respect of the year ended December 31, 2003. Mr. Narea has agreed to assign his interests in the patent applications for BrightimeTM and a wireless pay telephone system using multiple SIM cards to Narbitec for nominal consideration.

Board Designees

      In December 2003 and January 2004, we raised an aggregate of $61.75 million through the private placement of 3,750,000 shares of our Series A Preferred Stock and 2008 Convertible Notes in the aggregate principal amount of $31.75 million. Falcon, an affiliate of which one of our directors, Sandeep D. Alva, is a managing director, invested $22.3 million in the private placement for 1,351,215 shares of Series A Preferred Stock and 2008 Convertible Notes in the aggregate principal amount of $11.4 million. Prudential, of which one of our directors, Jeffrey L. Dickson, is managing principal, also invested $22.3 million in the private placement for 1,351,215 shares of Series A Preferred Stock and 2008 Convertible Notes in the aggregate principal amount of $11.4 million. In April and July 2004, we paid accumulated dividends on our Series A Preferred Stock in the aggregate amount of $898,462, and accrued interest on our 2008 Convertible Notes in the aggregate amount of $1,192,457, to Falcon and Prudential.

      In connection with our private placement, on December 30, 2003, we entered into a Stockholders’ Agreement with the holders of our Series A Preferred Stock, 2008 Convertible Notes and common stock. The Stockholders’ Agreement provides that our board of directors is to consist of at least two and not more than nine members, that the holders of our Series A Preferred Stock may designate two members of our board and that the holders of our common stock elect the remainder of the directors. Each of Falcon and Prudential has the right to designate one of such members. Falcon’s designee to the board is Sandeep D. Alva and Prudential’s designee is Jeffrey L. Dickson. In accordance with the Stockholders’ Agreement, the board of directors designation rights of our Series A Preferred Stockholders and the limitations on the size of the board will terminate on the completion of this offering. We expect that each of Messrs. Alva and Dickson will, however, remain as members of our board of directors following the completion of this offering and until his successor has been duly elected and qualified.

Stockholders’ Agreement and Registration Rights

      The Stockholders’ Agreement provides for certain preemptive, co-sale and drag-along rights and obligations of the holders of our Series A Preferred Stock and 2008 Convertible Notes. These rights and obligations will terminate on the completion of this offering. The Stockholders’ Agreement also provides the holders of our Series A Preferred Stock and 2008 Convertible Notes with certain demand and piggy-back registration rights. These registration rights will remain in effect after the completion of this offering. For a more detailed description of these rights, see “Description of Capital Stock – Registration Rights.”

Guarantee and Pledge Releases

      In connection with this offering, we negotiated amendments to certain of our agreements with Motorola and obtained releases of Denise Gibson’s, our Chief Operating Officer, pledge of her shares of Brightstar U.S., Inc. to Motorola, David Peterson’s pledge of his shares of our common stock to Motorola and Mr. and Mrs. Peterson’s personal guarantees of our obligations to Motorola. Motorola has agreed to release R. Marcelo Claure’s pledge and personal guarantee of our obligations to Motorola in their entirety on the completion of this offering so long as the gross proceeds from this offering are at least $75.0 million. In addition, Motorola has agreed to release such pledge and guarantee, on a pro rata basis, on the completion of this offering to the extent that the gross proceeds from this offering are less than $75.0 million.

Minority Interest Repurchases

      We and our Chief Executive Officer, R. Marcelo Claure, entered into two separate purchase agreements with JYM Inmobiliaria, S.A. de C.V., the entity that is the minority shareholder of each of our El Salvadorean and Guatemalan subsidiaries, and its two shareholders. Under these agreements, we agreed to purchase the 49% stock ownership interest previously owned by such entity in each of these Central American subsidiaries for the aggregate amount of $623,005 in cash, subject to the reduction described below, and an aggregate of 34,612 shares of our common stock, valued at $12.00 per share. On or about July 12, 2004, we paid the $623,005 cash portion of the purchase price to the seller. We expect to deliver the 34,612 shares of common stock shortly. The cash portion of the purchase price is subject to a subsequent reduction of 49% of any difference between the assumed net book value used to calculate the purchase price of these subsidiaries and their actual net book value as determined by a post-closing audit, in the event that the post-closing audit indicates that actual net book value of these subsidiaries is more than 2% less than their assumed net book value. Additionally, if we receive a full refund of our pre-payment of $830,485 in taxes on behalf of our Guatemalan subsidiary, the minority shareholder would receive $244,163 of such refund in cash and $162,775 in additional shares of our common stock, each within 15 days of our receipt of such refund. The number of any additional shares to be delivered will be determined by dividing such cash value by $12.00 or, if we shall have completed this offering before such payment is due, the actual per share public offering price in this offering. If we do not receive a full refund on our pre-payment of taxes, the minority shareholder will not receive any payments other than the initial purchase price. We leased our facility in El Salvador from the minority stockholder of our El Salvadorean subsidiary. The annual rent paid by us for the facility in each of 2002 and 2003 was $31,000.

Brightime

      In March 2004, we and Jaime Narea jointly acquired from Tiempo Express, S.A. de C.V. the intellectual property rights and the source code of Tiempo Express Software, a software platform designed to facilitate the sale and transfer of pre-paid wireless minutes using wireless mobile phones. We paid the entire purchase price for such software and Mr. Narea is obligated to reimburse us for 25% of such purchase price. In addition, we, Mr. Narea and Tiempo Express, S.A. de C.V., established two joint ventures:

•	Brightime Mexico, S.A. de C.V., whose business purpose is to commercialize software platform and related services for the sale and transfer of pre-paid wireless airtime to Radiomovil Dipsa.

Stockholders	Percentage Ownership

Braulio Peralta	60%
Brightstar	30%
Jaime Narea	10%

•	Brightime, LLC, whose business purpose is to commercialize software platform and related services for the sale and transfer of pre-paid wireless airtime to customers other than Radiomovil Dipsa.

Members	Percentage Ownership

Braulio Peralta	40%
Brightstar	44%
Jaime Narea	14%
Javier Villamizar	2%

      We and Jaime Narea have agreed to grant to both of the joint ventures a non-exclusive, royalty-free, fully-paid license to use the Tiempo Express Software for the sole purposes of making electronic sales of cellular air time.

Approval of Related Party Transactions

      We intend that the terms of all future related party transactions will be no less favorable to us than terms that we could obtain from unaffiliated third parties. We also intend to have all future related party transactions approved, as required by the Nasdaq Stock Market Marketplace rules, by our audit and compliance committee or another independent body of our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

      The table below sets forth information regarding the beneficial ownership of our common stock as of July 31, 2004 and as adjusted to reflect the completion of this offering for:

•	each of the selling stockholders;

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and current executive officers as a group.

      We, R. Marcelo Claure, our President and Chief Executive Officer, and several of our stockholders, or collectively, the selling stockholders, have granted the underwriters an option to purchase up to               shares of common stock to cover any over-allotments. If the underwriters do not exercise their over-allotment option, the selling stockholders will not sell any shares in the offering. If the selling stockholders do sell shares of common stock in this offering, the number of shares and the percentage of shares owned by them after the completion of this offering will decrease.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting and/or disposition power in respect of our common stock. Any shares of common stock subject to options that are, or will be within 60 days of July 31, 2004, exercisable are deemed to be outstanding and beneficially owned by the person holding such options. Such shares are not, however, deemed to be outstanding for the purpose of computing the percentage of beneficial ownership of any other person. Percentage of beneficial ownership is based on:

•	20,869,213 shares of our common stock outstanding as of July 31, 2004;

•	shares of common stock to be outstanding after the completion of this offering, which assumes our issuance of shares in this offering and our redemption of a prescribed portion (i.e., shares) of the common stock issued on the conversion of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes (assuming an initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus); and

•	the assumption that the underwriters do not exercise their over-allotment option to purchase shares from us.

      Unless otherwise stated, each person has sole voting and disposition power with respect to the shares indicated below as beneficially owned by such person and is deemed to have the same business address as Brightstar. Our business address is 2010 N.W. 84th Avenue, Miami, FL 33122.

	Shares Beneficially Owned		Shares Beneficially Owned			Shares Offered
	Before Offering		After Offering			If Over-
						Allotment
	Number	Percent	Number	Percent		Exercised

R. Marcelo Claure(1)	19,617,419	68.6%			%
Falcon Mezzanine Partners, L.P.(2)(3)(4)	2,781,250	9.7
Prudential Capital Partners, L.P. and Prudential Capital Partners Management Fund, L.P.(2)(5)(6)	2,781,250	9.7
Arrow Investment Partners(2)(7)	15,000	*
RCG Carpathia Master Fund, Ltd.(2)(8)	906,250	3.2
An account of Grandview Capital Management LLC(2)(9)	1,235,000	4.3
Denise Gibson(10)	—	*		*		—
Oscar J. Fumagali(10)	—	*		*		—
Jaime Narea	—	*		*		—
Martin Hanaka(10)	—	*		*		—
Sandeep D. Alva(11)	4,005	*		*		—
Jeffrey L. Dickson(12)	—	*		*		—
All directors and current executive officers as a group (seven persons)(10)(11)(12)	19,621,424	68.6

*	Represents less than one (1%) percent.

(1)	Mr. Claure is also a selling stockholder. See “Underwriting.” Assumes the consummation of the sale of 208,333 shares of common stock by Mr. Claure to Mitsui.
(2)	Such entity is a selling stockholder. See “Underwriting.”
(3)	Represents 1,351,215 shares of common stock issuable on the conversion of our Series A Preferred Stock held by such entity and 1,430,035 shares of common stock issuable on the conversion of our 2008 Convertible Notes held by such entity.
(4)	The business address of Falcon is c/o 60 Kendrick Street, Needham, MA 02494.
(5)	Represents 1,351,215 shares of common stock issuable on the conversion of our Series A Preferred Stock held by such entities and 1,430,035 shares of common stock issuable on the conversion of our 2008 Convertible Notes held by such entities.
(6)	The business address of Prudential is c/o Two Prudential Plaza, 180 North Stetson, Suite 560, Chicago, IL 60601.
(7)	Represents 7,713 shares of common stock issuable on the conversion of our Series A Preferred Stock held by such entity and 7,287 shares of common stock issuable on the conversion of our 2008 Convertible Notes held by such entity. The business address of this entity is c/o Arrow Investment Partners, 820 Manhattan Ave., #200, Manhattan Beach, CA 90266.
(8)	Represents 440,283 shares of common stock issuable on the conversion of our Series A Preferred Stock held by such entity and 465,967 shares of common stock issuable on the conversion of our 2008 Convertible Notes held by such entity. The business address of this entity is c/o RCG Carpathia Master Fund Ltd., 666 Third Avenue, New York, NY 10017.
(9)	Represents 635,000 shares of common stock issuable on the conversion of our Series A Preferred Stock held by such entity and 600,000 shares of common stock issuable on the conversion of our 2008 Convertible Notes held by such entity. The business address of this entity is c/o Grandview Capital, 820 Manhattan Ave., #200, Manhattan Beach, CA 90266.

(10)	Excludes the following shares of common stock that may be acquired on the exercise of outstanding stock options that become exercisable on or after January 20, 2005 under our 2004 Stock Incentive Plan: Ms. Gibson – 49,000; Mr. Fumagali – 98,000; and Mr. Hanaka – 5,000.
(11)	Excludes the shares of common stock beneficially owned by Falcon (see footnote (3) above), an affiliate of which Mr. Alva is a managing director, as to 2,777,246 of which shares he disclaims beneficial ownership.
(12)	Excludes the shares of common stock beneficially owned by Prudential (see footnote (5) above), of which Mr. Dickson is managing principal, as to all of which shares he disclaims beneficial ownership.

Potential Change in Control

      In order to secure our obligations under our agreements with Motorola, we have granted to Motorola a security interest in the assets of our foreign subsidiaries and a junior security interest in our assets in the United States and Puerto Rico. Furthermore, the shares of common stock held by our largest stockholder, representing 94% of our outstanding common stock, or      % after giving effect to this offering, have been pledged to Motorola in order to further secure our obligations under our agreements with it. Furthermore, our largest stockholder, R. Marcelo Claure has also provided a personal guarantee of our obligations under our agreements with it. Such pledge and guarantee will terminate on the completion of this offering so long as the gross proceeds from this offering are at least $75.0 million. In addition, Motorola has agreed to release such pledge and guarantee, on a pro rata basis, on the completion of this offering to the extent that the gross proceeds from this offering are less than $75.0 million. We have also pledged to Motorola a majority of the outstanding shares of capital stock of our foreign subsidiaries and the 9,000 shares of Brightstar U.S., Inc. owned by us. If we breach or otherwise default in our obligations under our agreements with Motorola, all of our indebtedness could become due and payable and Motorola could accelerate all of our outstanding obligations to it and terminate its agreements with us. In the event of a default, if the pledge is in effect, Motorola could foreclose on a large portion of our outstanding capital stock and, in any event, could foreclose on, the shares of capital stock of our subsidiaries pledged to it and our assets in the U.S., and potentially effect a change in control of our company. See “Risk Factors — Our outstanding indebtedness is secured by a large number of our outstanding shares of capital stock, our assets and the capital stock of our subsidiaries; a default on our obligations could result in a foreclosure on our outstanding shares and our assets and/or a change in control of the company.”

DESCRIPTION OF CAPITAL STOCK

      The following summary description of our capital stock is not intended to be complete and is subject, and qualified in its entirety by reference, to our certificate of incorporation and by-laws, each as to be effective on or prior to the completion of this offering, copies of each of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

      Our authorized capital stock consists of 50 million shares of common stock, $0.0001 par value per share, and five million shares of preferred stock, $0.0001 par value per share. As of July 31, 2004, there were:

•	20,869,213 shares of common stock outstanding, held of record by four stockholders; and

•	3,750,000 shares of Series A Preferred Stock outstanding, held of record by six stockholders.

      The number of shares of common stock outstanding as of July 31, 2004 excludes:

•	up to 2,500,000 shares of common stock subject to issuance under our 2004 Stock Incentive Plan (1,382,500 of which shares are subject to issuance on the exercise of options that we have granted in 2004, with a weighted average exercise price of $8.06 per share); and

•	shares of common stock that may be issued on any exercise of the underwriters’ option to purchase additional shares from us.

      We intend to convert all outstanding shares of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes into shares of common stock on the completion of this offering. We will effect these conversions in order to simplify our capital structure and to facilitate this offering. Immediately following the completion of this offering, after giving effect to such conversions (and the related redemption of a prescribed portion of such converted shares), we will have        shares of common stock, and no shares of preferred stock, outstanding.

Common Stock

      We are authorized to issue one class of common stock. The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders and do not have cumulative voting rights in the election of directors. As a result, the holder(s) of a majority of our outstanding shares of common stock may elect all directors standing for election, subject to any rights of the holders of any then outstanding preferred stock to elect directors. Subject to the preferences that may attach to any then outstanding preferred stock, the holders of our common stock are entitled to receive ratably any dividends or other distributions paid or made by our board of directors. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the liquidation preference of any then outstanding preferred stock. The holders of our common stock do not have preemptive or conversion rights or any right to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The holders of our common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of the holders of any class or series of preferred stock that we may issue in the future. Our common stockholders may not take any action by written consent.

      Prior to our recapitalization, our two original stockholders held an aggregate of 1,125 shares of common stock. In connection with our recapitalization in December 2003, we increased our authorized capital stock and effected a one-for-24,207.267 stock split. Accordingly, immediately following the recapitalization, our two original stockholders held an aggregate of 27,233,176 shares of common stock. In January 2004, we redeemed 6,363,963 shares of common stock previously owned by Mr. Peterson, one of our original stockholders, for a cash payment of $5.9 million. Immediately prior to the redemption, such shares represented 23.4% of our outstanding common stock. As a result of the redemption, Mr. Peterson presently owns 1,043,461 shares, or 5%, of our outstanding common stock. See “Certain Relationships and Related Party Transactions.”

Preferred Stock

      We are authorized to issue up to five million shares of preferred stock in one or more classes or series. Our board of directors has the discretion to determine the rights and preferences of and restrictions on any preferred stock, including any dividend, conversion and voting rights, any terms of redemption, liquidation preferences, the number of shares constituting any class or series and the designation of any such class or series, without further vote or action by our stockholders, subject to Nasdaq Stock Market requirements in effect from time to time. Authorizing our board of directors to issue preferred stock and determine their rights and preferences was done with the principal purpose of eliminating delays associated with stockholder votes on specific issuances. Future issuance(s) of preferred stock could have the effects of restricting dividends on our common stock, delaying or preventing a change in control of our company, without further action by the stockholders, and/or adversely affecting the rights of the holders of our common stock. There are 3,750,000 shares of Series A Preferred Stock presently outstanding. We intend to convert all outstanding shares of our Series A Preferred Stock into shares of common stock on the completion of this offering. We have no present plan to issue any additional shares of preferred stock.

8.0% Senior Cumulative Convertible Preferred Stock, Series A

      On December 29, 2003, our board of directors approved a series of preferred stock designated as 8% Senior Cumulative Convertible Preferred Stock, Series A, or the Series A Preferred Stock. On December 30, 2003 and January 15, 2004, we issued an aggregate of 3,750,000 shares of Series A Preferred Stock, at a price of $8.00 per share, to Falcon Mezzanine Partners, L.P., Prudential Capital Partners, L.P., Prudential Capital Partners Management Fund, L.P., an account managed by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd. in a private placement conducted in December 2003. We applied a portion of the proceeds from our issuance of the Series A Preferred Stock to repay outstanding indebtedness under one of our previous credit facilities, to redeem 6,363,963 shares of common stock previously owned by one of our original stockholders for $5.9 million and to pay dividends to R. Marcelo Claure and David H. Peterson, our two original stockholders. Each share of Series A Preferred Stock has a liquidation preference of $8.00 per share and is convertible into one share of common stock. The Series A Preferred Stock accrues cumulative dividends at the annual rate of 8% and is also entitled to any dividends paid on our common stock, on an as converted basis. At least one-half of the dividends on our Series A Preferred Stock must be paid in cash, quarterly in arrears, on each dividend payment date. We paid dividends in the amount of $600,000 in each of April and July 2004. If, as of any dividend payment date, we fail to pay in cash at least one-half of the dividends due on such date, then the dividend rate becomes 10.0% per year, effective as of the first day of the dividend period as to which such payment default relates. Except as otherwise required by law or provided in our certificate of incorporation, the holders of our Series A Preferred Stock vote, on an as converted basis, together with the holders of our common stock. Further, so long as at least 66.67% of the issued shares of our Series A Preferred Stock remain outstanding, we may not effect certain transactions (e.g., issuances of senior securities, our liquidation or change of control transactions) without the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock.

      The terms of our Series A Preferred Stock prohibit us from paying dividends on our common stock until such time as all dividends due on our Series A Preferred Stock have been paid. The Series A Preferred Stock ranks senior to the common stock with respect to the rights to receive dividends and distributions on our liquidation, dissolution and winding-up. The stated value of a share of Series A Preferred Stock, with respect to the right to distribution on our liquidation, dissolution and winding-up, is equal to its initial liquidation preference plus any accumulated and unpaid dividends through such time.

      In connection with the issuance of our Series A Preferred Stock, we entered into a stockholders’ agreement with the holders of our Series A Preferred Stock granting them demand and piggy-back registration rights. For further information regarding such registration rights, see “Description of Capital

Stock — Registration Rights. We may convert all outstanding shares of our Series A Preferred Stock into shares of common stock on the completion of a qualified initial public offering, as such term is defined in the applicable stock purchase agreement and our Certificate of Designation, so long as the holders of our Series A Preferred Stock (along with the holders of our 2008 Convertible Notes) receive at least $30.0 million in cash, in the aggregate and on a pro rata basis, for the redemption of a prescribed number of the shares of common stock issued on conversion. This offering constitutes a qualified initial public offering as defined under the purchase agreement and the Certificate of Designation for our Series A Preferred Stock. The number of shares to be redeemed by us will be determined based on the offering price of the common stock in this offering. Specifically, such number of shares will equal $30.0 million divided by the per share initial public offering price. In addition, if the per share price of the common stock sold in this offering exceeds a minimum threshold amount provided in the Certificate of Designation, we may convert the shares of Series A Preferred Stock without also redeeming any converted shares.

      We intend to convert all outstanding shares of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes into shares of common stock on the completion of this offering. Assuming an initial public offering price of $   per share (the mid-point of the range set forth on the cover of this prospectus),        of such converted shares will be redeemed by us. We also intend to use a portion of the net proceeds of this offering to pay accumulated dividends on the Series A Preferred Stock.

Anti-Takeover, Limitation on Liability and Indemnification Provisions

Delaware Anti-Takeover Statute

      As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder, unless (with a few exceptions) the business combination or transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. This legal requirement could have the effect of delaying, deferring or preventing a change in control of us. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation’s voting stock. Mr. Claure is an interested stockholder of our company, but he became one over three years ago.

Certificate of Incorporation and By-Law Provisions

      Some of the provisions of our certificate of incorporation and by-laws, to be effective on the completion of this offering, could have the effect of delaying or preventing a tender offer for, or other takeover attempt of, our company that our stockholders might consider favorable, including attempts that would result in a premium over the prevailing market price of our common stock. These provisions were adopted in order to enhance the likelihood of continuity and stability in the composition of our board of directors (and in the policies formulated by it) and to discourage or delay certain types of transactions that involve an actual or threatened change in control of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics often used in proxy contests. We believe that the benefits of an increase in our ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals, principally because negotiation of such proposals could result in improvements of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our common stock that may result from actual or rumored takeover attempts. These provisions, which also may have the effect of preventing or delaying changes in our management, are summarized below.

      Our certificate of incorporation and by-laws provide that:

•	our board of directors is divided into three classes, as nearly equal in size as possible, each class serving a staggered three-year term;

•	our board of directors has the ability to issue so-called “blank check” preferred stock, without stockholder action, with such rights, preferences, privileges and restrictions as set by the board;

•	any action required or permitted to be taken at a meeting of stockholders may be taken only if it is properly brought before such meeting; and

•	special meetings of our stockholders may be called by our board of directors, the Chairman of the board or our Chief Executive Officer only.

      These provisions could delay, until our next stockholders’ meeting, stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage persons or entities from making a tender offer for our common stock because any such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

      Our by-laws also provide that, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with prescribed procedural requirements. These procedural requirements provide that notice by our stockholders of business proposed by them to be transacted, and stockholder nominations for the election of directors, at an annual meeting must be in writing and received by our secretary not less than 90 days prior to the first anniversary of the preceding year’s annual meeting; however, if the date of the annual meeting is advanced by more than 30 days, or delayed for more than 60 days, from such anniversary date, notice by the stockholder must be delivered not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made. In the case of a special meeting called to elect directors, stockholder notice must be received not later than the 10th day following the day on which notice of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first. A notice of nomination for the election of directors must set forth specified information about the stockholder giving the notice and each nominee. The notice of proposals for business to be transacted at an annual meeting must also set forth specified information about the stockholder giving the notice and the business proposed to be transacted.

      Delaware’s corporation law provides that the affirmative vote of the holders of a majority of a corporation’s outstanding voting securities is required in order to amend its certificate of incorporation and by-laws, unless the corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation permits our board of directors to amend or repeal our by-laws, by majority vote, but requires the affirmative vote of the holders of at least 66.67% of our outstanding shares of capital stock to effect any of such actions. Generally, our certificate of incorporation may be amended, upon board approval, by the holders of a majority of the outstanding shares of our capital stock. In addition, the provisions of our certificate of incorporation discussed above in this section would require the affirmative vote of the holders of at least 66.67% of our outstanding shares of capital stock to amend or repeal them. The stockholder votes required for amendments to our certificate of incorporation or by-laws are in addition to any separate class vote required under the terms of any class or series of preferred stock that might be outstanding at the time that any such amendments were submitted for approval by our stockholders.

      Certain of our distribution agreements, including agreements with Motorola, Inc. and Samsung Electronics Latinoamerica, Inc., provide for the immediate termination of such agreements by the other party to such agreements in the event of a change of control, management or ownership of our company (other than any in connection with this offering). See “Business — Supplier Relationships.” Such provisions could have the effect of delaying, discouraging or preventing a tender offer for, or other takeover attempt of, the company that our stockholders might consider attractive.

Limitation on Liability and Indemnification

      Our certificate of incorporation provides that our directors will not be personally liable for any monetary damages to us or to our stockholders for breaches of their fiduciary duties as directors, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or to our stockholders;

•	out of any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

•	from authorizing illegal dividends or redemptions; and

•	out of any transaction from which the director derived an improper personal benefit.

      Additionally, under recent Delaware court decisions, a director’s liability may not be limited or eliminated for a “conscious disregard of a known risk” that calls into question whether the director acted in good faith.

      Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware corporation law. This indemnification covers all expenses and liabilities reasonably incurred by them in connection with their services for or on behalf of us. Our certificate of incorporation requires us to indemnify any person who is or was a party, or is threatened to be made a party, to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving, at our request, as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other entity against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding.

      Delaware corporation law provides that the indemnification permitted or required by it is not exclusive of any other rights to which directors and officers may have under a corporation’s by-laws, any agreement, any resolution of its stockholders or otherwise. Our certificate of incorporation permits us to obtain insurance on behalf of our officers and directors, for any liability arising out of their actions, regardless of whether Delaware corporation law would require or permit indemnification. We have obtained liability insurance for our officers and directors in the aggregate amount of $10.0 million.

      We are not subject to any pending action, suit or proceeding involving any director, officer, employee or agent of ours as to which indemnification is required under our certificate of incorporation or otherwise. Additionally, we are not aware of any threatened action, suit or proceeding that may result in a claim for such indemnification.

Registration Rights

      On the completion of this offering, and assuming the conversion of our Series A Preferred Stock and 2008 Convertible Notes, the holders of an aggregate of 7,718,750 shares of our common stock to be issued on conversion (which amount excludes the shares to be redeemed by us upon their conversion) may require us to register their shares under the Securities Act. These rights are provided under the Stockholders’ Agreement, dated December 30, 2003, that we entered into with our stockholders and the holders of our 2008 Convertible Notes. The holders of the common stock to be acquired on the conversion of our Series A Preferred Stock and 2008 Convertible Notes and certain others have the demand and piggy-back registration rights described below.

Piggy-back Registration Rights

      Under the Stockholders’ Agreement, if we propose at any time to register a public offering of our common stock, the holders of our Series A Preferred Stock or our 2008 Convertible Notes, or of the shares of common stock issued or issuable on conversion of the Series A Preferred Stock or 2008 Convertible Notes, which we sometimes collectively refer to elsewhere in this prospectus as the registrable shares, have the right to include such holder’s registrable shares in the registration, subject to specified exceptions. The underwriters of an underwritten offering may limit the number of shares to be registered by these holders for marketing reasons.

      Under the Stockholders’ Agreement, we must notify each holder of our Series A Preferred Stock and 2008 Convertible Notes, or of the shares of common stock issued on the conversion of such Series A Preferred Stock or Convertible Notes, prior to filing a registration statement (other than on a Form S-4, Form S-8 or other limited purpose registration form) in respect of our or one of our securityholder’s proposed offer and sale of common stock. Each holder of our Series A Preferred Stock or 2008 Convertible Notes would then have 20 days to notify us of the number (if any) of registrable shares that such holder desires to include in the registration statement. Other than any shares of common stock issued on conversion that may be sold pursuant to any exercise of the underwriters’ over-allotment option, no holder of our Series A Preferred Stock or 2008 Convertible Notes is including any of its registrable shares in this offering. See “Underwriting.”

      All expenses (other than underwriting discounts and selling commissions) incurred in connection with any piggy-back registrations under the Stockholders Agreement will be paid by us. Underwriting discounts and selling commissions will be borne by the participating sellers in proportion to the number of shares sold by them. We and each holder of our Series A Preferred Stock and 2008 Convertible Notes have agreed to indemnify each other against, or to contribute to losses arising out of, untrue statements or omissions of material fact contained in a prospectus or the registration statement of which such prospectus forms a part in connection with any offering of securities by us.

      Under the terms of our employment agreement with R. Marcelo Claure, if we propose, at any time more than 180 days following the completion of this offering, to register a public offering of any of our securities, Mr. Claure has the right to include his shares of common stock in the registration, subject to specified exceptions. The underwriters of any underwritten offering may limit the number of shares to be registered by him for marketing reasons. All expenses (other than underwriting discounts and selling commissions) incurred in connection such piggy-back rights will be paid by us. We also intend to grant piggy-back registration rights to Mitsui pursuant to which it will be entitled to include shares, proportionally with any shares of common stock being registered on behalf of Mr. Claure, in any registration statement proposed to be filed by us more than 180 days following the completion of this offering. If the managing underwriter in an underwritten offering advises us that inclusion of Mr. Claure’s and/or Mitsui’s shares proposed to be included in such registration would interfere with the successful marketing of the offering, then the number of shares proposed to be included in such offering will be included in the following order: first, any securities held by the parties to the Stockholders Agreement; second, Mitsui’s and Mr. Claure’s shares; and third, all other selling stockholders’ shares that have registrations rights or are otherwise being registered. See “Certain Relationships and Related Party Transactions.”

Demand Registration Rights

      The holders of a majority of our 2008 Convertible Notes collectively have the right at any one time after the earlier of (1) the completion of our initial public offering and (2) the maturity date of our 2008 Convertible Notes to demand that Brightstar effect a registration under the Securities Act of the shares of our common stock underlying, or previously converted into pursuant to the terms of, the 2008 Convertible Notes. The holders of a majority of the shares of Series A Preferred Stock, which holders may be the same persons as the holders of a majority of our 2008 Convertible Notes, collectively have the right, subject to their lock-up agreements with Citigroup and Lehman Brothers, at any one time after the earlier of (A) the completion of our initial public offering and (B) September 30, 2009 to demand that Brightstar effect a registration under the Securities Act of the shares of our common stock underlying, or previously converted into pursuant to the terms of, the Series A Preferred Stock. We are not required to file and cause to become effective any registration statement: (x) the reasonably anticipated aggregate price to the public of which would not exceed $10.0 million, (y) during a period in which any other registration statement (other than on a Form S-4 or Form S-8 or any successor registration forms) under which shares are to be or were sold by us has been filed and not withdrawn or has been declared effective within the prior 90 days and in which the holders of registrable shares could include their registrable shares or (z) that would require an audit of Brightstar to be performed outside of the ordinary course of business. If the demanding holders of the 2008 Convertible Notes or the Series A Preferred Stock, as the case may be, are unable to sell at least 80% of their registrable shares in an offering, then a demand shall not be deemed to have been made by such holders.

      All expenses (other than underwriting discounts and selling commissions) incurred in connection with these demand registrations will be paid by us. Underwriting discounts and selling commissions will be borne by the participating sellers in proportion to the number of shares sold by them. We and each holder of our Series A Preferred Stock and 2008 Convertible Notes have agreed to indemnify each other against, or to contribute to losses arising out of, untrue statements or omissions of material fact contained in a prospectus or the registration statement of which such prospectus forms a part in connection with our offering of securities.

Transfer Agent

      The transfer agent for our common stock is        .

Nasdaq Listing

      We intend to apply to have our common stock included for quotation on the NASDAQ National Market under the trading symbol “BSTA.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following summary description of certain of our indebtedness is not intended to be complete and is subject, and qualified in its entirety by reference, to our revolving credit facility, factoring agreements and 2008 Convertible Notes, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Current Secured Credit Facility

      On April 26, 2004, we entered into a secured revolving credit facility with us, Brightstar U.S., Inc. and Brightstar Puerto Rico, Inc., as borrowers, a syndicate of financial institutions, as lenders, and PNC Bank, National Association, or PNC Bank, as administrative agent. The revolving credit facility provides for borrowings of up to $70.0 million on a revolving basis, with a separate sublimit of $20.0 million for letters of credit. Availability under the revolving credit facility is subject to a borrowing base consisting of eligible accounts receivable and eligible inventory. All obligations under the revolving credit facility are joint and several obligations of Brightstar and Brightstar U.S., Inc. All obligations under the revolving credit facility are secured by substantially all of Brightstar’s assets and all of the assets of Brightstar U.S., Inc. In addition, the obligations of Brightstar Puerto Rico, Inc. are secured by substantially all of the assets of Brightstar Puerto Rico, Inc.

      Amounts outstanding under the revolving credit facility bear interest at an annual rate equal to, at our option, (i) adjusted LIBOR plus a margin rate ranging from 1.75% to 2.25%, based on the average daily amount of undrawn availability during the applicable period, or (ii) an alternate base rate equal to the higher of the administrative agent’s prime rate and the Federal Funds effective rate plus 0.50%. The revolving credit facility will mature on October 21, 2008. On the maturity date, we are required to repay the aggregate principal amount of all outstanding loans.

      We are required to pay commitment fees on the undrawn amount of each lender’s commitment at an annual rate ranging from 0.25% to 0.50%, based on the average daily amount of undrawn availability during the applicable period, until the earlier of the maturity date and the termination of the revolving credit facility. Accrued commitment fees are payable quarterly in arrears and on the maturity date. We are also required to pay to the administrative agent an annual agency fee of $20,000.

      The revolving credit facility contains negative covenants that restrict our rights to engage in various activities, including:

•	effecting mergers, consolidations or other reorganizations;

•	disposing of assets or properties;

•	creating liens;

•	guaranteeing the obligations of others;

•	making investments, loans or capital expenditures;

•	paying dividends (including in respect of the Series A Preferred Stock), unless certain conditions are satisfied;

•	incurring additional indebtedness;

•	entering into transactions with affiliates;

•	entering into leasing arrangements;

•	amending our certificate of incorporation or by-laws; and

•	prepaying other indebtedness.

      The revolving credit facility also contains affirmative covenants relating to various matters, including relevant authorizations, conduct of business and maintenance of existence and assets, provision of financial information and compliance with laws. In addition, the terms of the facility require us to maintain certain financial ratios, including:

•	a leverage ratio; and

•	a fixed charge coverage ratio.

      The revolving credit facility also contains event of default provisions, including provisions relating to non-payment of principal and interest, material breach of representations or covenants, failure to furnish financial information, cross-defaults, insolvency and insolvency proceedings, change of control, and any default under, or termination of, a Motorola distribution agreement.

      On April 23, 2004, we entered into an Intercreditor Agreement with Motorola, PNC Bank and the other lenders under the Credit Agreement, in order to set forth the relative priorities of the security interests held by Motorola in securing obligations under our agreements with it and by PNC Bank (and the other lenders) in securing our obligations under the Credit Agreement. Under the Intercreditor Agreement, the security interests that Motorola has in our assets in the United States and Puerto Rico are subordinated to the security interests of PNC Bank and our other secured lenders in such assets pursuant to the Credit Agreement. However, the pledge to Motorola by us of the capital stock of our subsidiary, Brightstar U.S., Inc., remains in effect. The security interests held by Motorola in our foreign subsidiaries’ assets are also unaffected by this agreement. Each of Motorola and PNC Bank has agreed to notify the other if an event of default occurs under our credit agreements with it. Motorola has agreed that it may take legal action following an event of default only if PNC Bank has not taken such action within 120 days of its receipt of notice from Motorola of an event of default under any of its agreements with us. PNC has provided us a waiver of any event of default resulting from a change of control in connection with this offering.

Factoring Arrangements

      We have factoring agreements, primarily in Mexico, that provide for the sale of the trade accounts receivable of Brightstar de Mexico, S.A. de C.V. to financial institutions. Such sales were made primarily on non-recourse bases in 2003 and primarily on recourse bases in 2002. Although the agreements generally do not require the counterparty to purchase any minimum amount of our receivables we do have agreements with two institutions that provide for receivable sales of up to $75.0 million, in the aggregate, on committed and recourse bases. We believe that, in any given period, we would be able to sell our receivables in amounts significantly above the $75.0 million committed amount and/or sell our receivables in significant amounts under uncommitted facilities on non-recourse bases. We sold receivables in average monthly amounts of approximately $45.0 million during 2003 and in average monthly amounts of approximately $25.6 million during the first six months of 2004. The financial institutions purchase the accounts receivable at a discount based on LIBOR plus a margin. The margins have generally ranged between 1.80% and 3.50%. Set forth below are the factoring arrangements of Brightstar de Mexico, S.A. de C.V.:

•	A non-recourse factoring agreement with Banco Santander Mexicano, S.A., dated June 6, 2003. This agreement has a one-year term, which term is automatically renewed for successive one-year periods unless either party notifies the other of its intention to terminate the agreement at least 30 days prior to the scheduled expiration date;

•	A non-recourse factoring agreement with Banco Inbursa, S.A., dated March 30, 2004. This agreement has a one-year term. Banco Inbursa, S.A. may terminate this agreement immediately for the causes stated in the agreement, including a breach by Brightstar de Mexico. Under this agreement, Brightstar de Mexico sells its Radiomovil Dipsa, accounts receivable to Banco Inbursa, S.A;

•	A non-recourse factoring agreement with Factor Banorte, S.A. de C.V., dated November 4, 2003. This agreement has a one-year term. Factor Banorte, S.A. de C.V. may terminate this agreement immediately for the causes stated in the agreement, including a breach by Brightstar de Mexico.

Under this agreement, Brightstar de Mexico sells its Radiomovil Dipsa accounts receivable to Factor Banorte, S.A de C.V.;

•	Non-recourse factoring agreements with Heller Financial (Mexico), S.A. de C.V., GE Capital Bank, S.A. and GE Capital Factoring, S.A. de C.V., each dated October 2003. These agreements have indefinite terms and are terminable by either party on at least ten days’ prior notice. Under these agreements, Brightstar de Mexico sells its Radiomovil Dipsa accounts receivable to the three financial institutions named above;

•	A factoring agreement, with recourse, with Banco Mercantil del Banorte, S.A., dated March 1, 2001. This agreement provides for automatic one-year renewals and a maximum line of $50.0 million. Under this agreement, Brightstar de Mexico sells its Radiomovil Dipsa and Telefónica Móviles Mexico accounts receivable, as well as those of various self-service retail outlets, to Banco Mercantil del Banorte, S.A; and

•	A factoring agreement, with recourse, with BBVA Bancomer S.A., dated January 5, 2004. This agreement has a one-year term and provides for a maximum line of $25.0 million. Under this agreement, Brightstar de Mexico sells its Radiomovil Dipsa and Telefónica Móviles accounts receivable to BBVA Bancomer S.A.

      We believe that, as of December 31, 2003 and July 31, 2004, we had no outstanding obligations under our prior or current recourse factoring agreements. We do not presently intend to enter into any additional recourse factoring agreements.

      We have, to a lesser extent, arrangements under which we sell the accounts receivable of our Peruvian and Chilean subsidiaries to financial institutions. The terms of these arrangements are generally similar to the terms of our factoring arrangements in Mexico.

10.5% Convertible Senior Subordinated Notes Due 2008

      On December 30, 2003 and January 15, 2004, we issued 10.5% Convertible Senior Subordinated Notes due 2008 in the aggregate principal amount of $31.75 million in a private placement to Falcon, Prudential, an account managed by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd. We used a portion of the net proceeds from the issuance of our 2008 Convertible Notes to repay outstanding indebtedness under one of our previous credit facilities and to redeem 6,363,963 shares of common stock previously owned by one of our original stockholders for $5.9 million. The 2008 Convertible Notes bear interest at the annual rate of 10.5%, payable in arrears on each March 31, June 30, September 30 and December 31 until their maturity or earlier conversion. We paid accrued interest of $818,349 on the Notes in each of April and July 2004.

      Our 2008 Convertible Notes are unsecured obligations, but are guaranteed by our U.S. subsidiary, Brightstar U.S., Inc. The 2008 Convertible Notes are subordinate in rights of payment and on liquidation to our obligations under our current credit facility, any interest rate or currency hedge agreements that we enter into and our Motorola agreements. The purchase agreement for the 2008 Convertible Notes contains various financial and other covenants, including restrictions relating to:

•	incurring indebtedness;

•	granting liens;

•	making investments;

•	effecting transactions with our stockholders and affiliates;

•	repurchasing our securities; and

•	effecting changes in our business.

      In connection with our issuance of the 2008 Convertible Notes, we entered into a stockholders’ agreement with the holders of the 2008 Convertible Notes granting them demand and piggy-back registration rights. For further information regarding such registration rights, see “Description of Capital Stock – Registration Rights.”

      In accordance with the terms of our 2008 Convertible Notes, we may convert the aggregate principal amount of our 2008 Convertible Notes into common stock on the completion of this offering (which falls within the definition of a qualified public offering contained in the purchase agreement governing the Notes), so long as the holders of the Notes (along with the holders of our Series A Preferred Stock) receive at least $30.0 million in cash, on a pro rata basis, for a prescribed number of the shares of common stock issued on such conversion. The number of shares to be redeemed will be determined based on the offering price of the common stock in this offering. Specifically, the number of such shares will equal $30.0 million divided by the per share initial public offering price. In addition, if the per share price of the common stock sold in this offering exceeds a minimum threshold amount provided in the purchase agreement governing the 2008 Convertible Notes, we may convert the Notes without also redeeming any converted shares.

      We intend to convert all outstanding shares of our Series A Preferred Stock and the aggregate principal amount of our 2008 Convertible Notes into shares of common stock on the completion of this offering. Assuming an initial public offering price of $   per share (the mid-point of the range set forth on the cover of this prospectus),        of such converted shares will be redeemed by us. We also intend to use a portion of the net proceeds of this offering to pay accrued interest on the 2008 Convertible Notes.

American Express Bank International Loan

      Principally due to currency controls in Venezuela imposed in January 2003, as of June 30, 2004, we had approximately $64.7 million of accounts receivable due from our largest customer in Venezuela, of which approximately $32.0 million was more than 90 days overdue. These currency controls restrict the payment of cash outside of Venezuela. In the last quarter of 2003 and the first quarter of 2004, in consideration for our willingness to continue to meet orders by this customer without its prior payment of outstanding amounts, it provided collateral to American Express Bank International, or AEBI, as security for loans from AEBI to us in the aggregate principal amount of $20.0 million. There was no balance outstanding under this arrangement as of December 31, 2003. In June 2004, this customer provided additional collateral to AEBI as security for an additional loan of $20.0 million from AEBI to us. We have issued a $40.0 million promissory note to AEBI reflecting the additional loan. Under the arrangements among us, this customer and AEBI, although we are the payor under the promissory note, AEBI is required to foreclose on the collateral provided to it by this customer prior to seeking from us any payment due under the note, and 50% of this customer’s payments to us of its payables outstanding on the date of the note are to be remitted directly to AEBI and reduce the principal amount of the note. We invoice this Venezuelan customer for interest on all invoices that are 30 days past due. As of June 30, 2004, approximately $40.0 million in principal amount was outstanding under the AEBI loans.

Motorola Open Account Purchases

      Our distribution agreements with Motorola offer us the ability to purchase Motorola products on open account with a credit limit determined by Motorola based on its own credit criteria. Motorola may reduce the amount of credit that it extends to us under this open account at any time if it determines that our condition, including our financial condition, is unacceptable to it. If Motorola were to determine that our condition was unacceptable, it could cancel our purchase orders, require us to pay cash and/or delay shipment of products. As of June 30, 2004, we owed a substantial amount (all of which was then current) under our Motorola open account.

      We have granted to Motorola a security interest in the assets of our foreign subsidiaries and a junior security interest in our assets in the United States and Puerto Rico and have also pledged to it a majority of the capital stock of our foreign subsidiaries to secure our obligations under the agreements with it. Additionally, each of Brightstar Corp. and Brightstar U.S., Inc. has guaranteed the payment and performance of all of our obligations (including the obligations of our foreign subsidiaries) under our agreements with Motorola. Our largest stockholder has also provided a personal guarantee of our obligations to Motorola. Furthermore, the shares of common stock held by our largest stockholder, R. Marcelo Claure, representing 94% of our outstanding common stock, or   % after giving effect to this offering, have been pledged to Motorola to further secure our obligations under our agreements with it. Also, the shares of Brightstar U.S., Inc., our 90%-subsidiary, owned by us have been pledged to Motorola to further secure our obligations. Motorola has agreed to release R. Marcelo Claure’s pledge and guarantee in their entirety on the completion of this offering so long as the gross proceeds from this offering are at least $75.0 million. In addition, Motorola has agreed to release such pledge and guarantee, on a pro rata basis, on the completion of this offering to the extent that the gross proceeds from this offering are less than $75.0 million.

      The payment terms agreement governing, among other matters, our open account with Motorola contains negative covenants that restrict our rights to engage in various activities, including:

•	effecting mergers, consolidations or other reorganizations;

•	disposing of assets or properties;

•	creating liens;

•	paying dividends;

•	incurring additional indebtedness;

•	entering into transactions with affiliates;

•	entering into leasing arrangements;

•	prepaying other indebtedness; and

•	issuing securities.

      The payment terms agreement also contains affirmative covenants relating to various matters, including having relevant authorizations, conduct of business and maintenance of existence and assets, provision of financial information and compliance with laws.

      The payment terms agreement also contains event of default provisions, including provisions relating to non-payment of principal and interest, material breach of representations or covenants, failure to furnish financial information, cross-defaults, insolvency and insolvency proceedings, change of control and any default under, or termination of, a Motorola distribution agreement.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of a significant amount of our common stock in the public market could adversely affect the prevailing market prices of the common stock and/or impair our ability to raise additional capital through future issuances of equity or convertible debt securities.

      Immediately following the completion of this offering, we will have shares of common stock outstanding, assuming:

•	our conversion of all outstanding shares of the Series A Preferred Stock (at the conversion ratio of 1 to 1) into 3,750,000 shares of common stock on the completion of this offering;

•	our conversion of the aggregate principal amount of the 2008 Convertible Notes (at the conversion price of $8.00 per share) into 3,968,750 shares of common stock on the completion of this offering; and

•	our redemption of shares of common stock issued on conversion of the Series A Preferred Stock and the 2008 Convertible Notes (assuming an initial public offering price of $ per share).

      This information excludes:

•	up to 2,500,000 shares of common stock subject to issuance under our 2004 Stock Incentive Plan (1,382,500 of which shares are subject to issuance on the exercise of options that we have granted in 2004, with a weighted average exercise price of $8.06 per share); and

•	shares of common stock that may be issued on exercise of the underwriters’ option to purchase additional shares from us.

Of these shares, the          shares sold in this offering will be freely tradable, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares purchased by our affiliate(s) may generally be sold only in compliance with the limitations of Rule 144 under the Securities Act described below. An affiliate is defined under Rule 144 as a person that controls, is controlled by, or is under common control with Brightstar. The remaining shares of common stock will be held by our existing stockholders (and our Noteholders) and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Substantially all of such remaining shares will be subject to the lock-up agreements described below on the effective date of this offering. On the expiration of the lock-up agreements,        shares will become eligible for resale, subject to any applicable limitations of Rule 144 or Rule 701 under the Securities Act.

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year may resell, within any three-month period, a number of such shares that does not exceed the greater of:

•	One (1%) percent of the then outstanding shares of our common stock, which will equal approximately shares immediately following the completion of this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which a notice of such sale on Form 144 is filed,

so long as the requirements of Rule 144 concerning the availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliate(s) must comply with the requirements of Rule 144, other than the one-year holding period requirement, in order to resell shares of common stock that are not restricted.

      Under Rule 144(k), a person who is not one of our affiliates and has not been one of our affiliates for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares generally may include the holding period of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the shares from the issuer or an affiliate of the issuer. Rule 701 provides that any outstanding shares of common stock awarded under our 2004 Stock Incentive Plan, and any shares of common stock acquired on the exercise of currently outstanding stock options granted under the Plan, may be resold beginning 90 days after the date of this prospectus:

•	by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144, without compliance with the one-year holding period requirement, subject to certain limitations.

Form S-8 Registration

      We intend to file a registration statement on Form S-8 under the Securities Act within the months following the date of this prospectus in order to register the 2,500,000 shares of our common stock reserved for issuance under our 2004 Stock Incentive Plan. In 2004, we have granted options to purchase 1,382,500 shares of our common stock to officers and other employees under the Plan. In accordance with their option grant agreements, option holders will not be able to exercise any options before January 2005. We have agreed with Citigroup and Lehman Brothers not to amend or waive this restriction on exercise without their prior written consent. As these options are exercised, the shares issued generally would be available, subject to any lock-up agreements, for resale in the open market by holders who are not affiliates of Brightstar and, subject to the volume and other applicable limitations of Rule 144, by holders who are affiliates of Brightstar. We expect our registration statement on Form S-8 to become effective on its filing.

Lock-up Agreements

      As further described under “Underwriting,” the holders of substantially all of our outstanding shares of common stock and options to acquire  additional shares that will (or may) be outstanding following the completion of this offering have or will enter into lock-up agreements with the underwriters. These lock-up agreements provide that these persons may not offer, sell, contract to sell, pledge, hedge or otherwise dispose of any of our common stock, or any securities convertible into or exchangeable for common stock, owned by them for a period of 180 days (and up to 18 additional days if the lock-up would otherwise expire within 17 days of an earnings release by us or material event relating thereto) from the date of this prospectus without the prior written consent of Citigroup and Lehman Brothers, other than to certain permitted transferees. Citigroup and Lehman Brothers, in their sole discretion, may release any of the securities subject to the lock-up agreements at any time without notice. Under our agreement with the underwriters of this offering, we may not issue additional equity securities for the 180-day period from the date of this prospectus without the prior consent of Citigroup and Lehman Brothers, except for certain specified issuances. See “Underwriting.”

Registration Rights

      On the completion of this offering, the holders of an aggregate of 7,718,750 shares of our common stock, representing the shares to be issued on the conversion of our Series A Preferred Stock and 2008 Convertible Notes (but excluding the shares to be redeemed by us), will have rights to require us to register their shares for future resale.

      The holders of a majority of the 2008 Convertible Notes collectively have the right at any one time after the earlier of (1) the completion of our initial public offering and (2) the maturity date of the 2008 Convertible Notes to demand that Brightstar effect a registration under the Securities Act of their shares of common stock underlying, or previously converted into pursuant to the terms of, the 2008 Convertible Notes. The holders of a majority of the shares of Series A Preferred Stock, which holders may be the same persons as the holders of a majority of our 2008 Convertible Notes, collectively have the right at any one time after the earlier to occur of (x) the completion of our initial public offering and (y) September 30, 2009 to demand that Brightstar effect a registration under the Securities Act of their shares of common stock underlying, or previously converted into pursuant to the terms of, the Series A

Preferred Stock. We are not required to file and cause to become effective any registration statement: (A) the reasonably anticipated aggregate price to the public of which would not exceed $10.0 million, (B) during any period in which any other registration statement (other than on a Form S-4 or Form S-8 or any successor registration forms) under which shares are to be or were sold by us has been filed and not withdrawn or has been declared effective within the prior 90 days and in which the holders of registrable shares could include their registrable shares or (C) that would require an audit of Brightstar to be performed outside of the ordinary course of business. If the demanding holders of our 2008 Convertible Notes or Series A Preferred Stock, as the case may be, are unable to sell at least 80% of their registrable shares in such offering, then a demand shall be deemed not to have been made by such holders.

      Additionally, under the Stockholders’ Agreement, if we propose to register a public offering of any shares of our common stock (other than on a Form S-4, Form S-8 or other limited purpose registration form), each holder of the Series A Preferred Stock or 2008 Convertible Notes may include such holder’s registrable shares in the registration, subject to some specific exceptions. Other than any shares of common stock issued on conversion that may be sold pursuant to any exercise of the underwriters’ over-allotment option, no holder of our Series A Preferred Stock or 2008 Convertible Notes is including any of its registrable shares in this offering. See “Underwriting.”

      All expenses (other than underwriting discounts and selling commissions) incurred in connection with these registrations will be paid by us. Underwriting discounts and selling commissions will be borne by the participating sellers, in proportion to the number of shares sold by them. We and each holder of our Series A Preferred Stock and 2008 Convertible Notes have agreed to indemnify each other against, or to contribute to losses arising out of, untrue statements or omissions of material fact contained in a prospectus or the registration statement of which such prospectus forms a part in connection with any offering of securities by us.

      Under the terms of our employment agreement with R. Marcelo Claure, if we propose, at any time more than 180 days following the completion of this offering, to register a public offering of any of our securities, Mr. Claure may include his shares of common stock in the registration, subject to specified exceptions. All expenses (other than underwriting discounts and selling commissions) incurred in connection with such piggy-back rights will be paid by us. We also intend to grant piggy-back registration rights to Mitsui pursuant to which it may include shares, proportionally with any shares of common stock being registered on behalf of Mr. Claure, in any registration statement proposed to be filed by us more than 180 days following the completion of this offering. If the managing underwriter in any underwritten offering advises us that inclusion of Mr. Claure’s or Mitsui’s shares proposed to be included in such registration would interfere with the successful marketing of the offering, then the number of shares proposed to be included in such offering would be included in the following order: first, any securities held by parties to the Stockholders Agreement; second, Mitsui’s and Mr. Claure’s shares; and third, all other selling stockholders’ shares that have registrations rights or are otherwise being registered. See “Certain Relationships and Related Party Transactions.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

      The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal income tax law. This discussion does not address any specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold the common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, controlled foreign corporations, dealers in securities or currencies, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment). Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of the common stock and who hold such common stock as a capital asset. In addition, this discussion does not describe any consequences arising under the tax laws of any state, local or foreign jurisdiction. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Department regulations promulgated under the Code, or the Treasury Regulations, and the administrative and judicial interpretations thereof as of the date of this prospectus, all of which are subject to change, possibly significantly and/or with retroactive effect.

      Prospective purchasers of the common stock are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of acquiring, owning and disposing of the common stock, as well as the application of state, local and foreign income and other tax laws.

      As used in this prospectus, a “U.S. Holder” of common stock means a holder that is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust, if it is subject to the primary supervision of a court located within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” means a holder of common stock that is not a U.S. Holder. If a partnership holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding the common stock should consult their tax advisors.

Dividends

      Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder are not, however, subject to the withholding tax, but are instead subject to U.S. federal income tax on a net income basis, at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder who wishes to claim the benefit of an applicable income tax treaty rate (and thereby avoid backup withholding as discussed below) for dividends, will be required to (x) complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (y) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury

Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

      Non-U.S. Holders eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim or refund.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are, or have been, a “United States real property holding corporation” for U.S. federal income tax purposes.

      An individual Non-U.S. Holder described in clause (1) above will be subject to tax on any net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on any net gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by any applicable income tax treaty.

      We believe that we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

      Special rules may apply to some Non-U.S. Holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and corporations that accumulate earnings in order to avoid U.S. federal income tax that are subject to special treatment under the Code. These entries should consult their own tax advisors to determine the U.S. federal, state, local and/or foreign tax consequences that may be relevant to them.

Federal Estate Tax

      Shares of our common stock held by an individual Non-U.S. Holder at the time of his/her death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

      Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through U.S-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

UNDERWRITING

      Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers and representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Number of
Underwriters	shares

Citigroup Global Markets Inc.
Lehman Brothers Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $   per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $   per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors and our stockholders (including the selling stockholders), holding substantially all of our outstanding shares of common stock, have agreed that, for a period of 180 days (and up to 18 additional days if the lock-up would otherwise expire within 17 days of an earnings release by us) from the date of this prospectus, we and they will not, subject to certain exceptions (including issuances of securities by us having an aggregate market value of up to $     million in connection with merger or acquisition transactions, provided that the recipients of such securities agree to the same transfer restrictions during the remainder of the 180-day period), without the prior written consent of Citigroup and Lehman Brothers, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Citigroup and Lehman Brothers, in their sole discretion, may release any of the securities subject to the lock-up agreements at any time without notice.

      At our request, the underwriters have reserved up to   % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

      Each underwriter has represented and warranted to, and agreed with, us that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has communicated and caused to be communicated and will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or the FSMA) received by it in connection with the issue or sale of any shares included in this offering only in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons that trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies) and treasury departments of large enterprises.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and prospects for the industry in which we compete, our management and then current prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      We intend to have our common stock included for quotation on the Nasdaq National Market under the symbol “BSTA”.

      The following table shows the underwriting discounts and commissions that we are to pay the underwriters in connection with this offering. These amounts are shown assuming both no exercise and the full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Brightstar

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise prevail in the open market in the absence of these activities. The underwriters may conduct these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue any of them at any time.

      We estimate that our portion of the total expenses of this offering is $       .

      Citigroup or an affiliate thereof has performed investment banking and advisory services for us from time to time, acting as a placement agent in connection with the sale of our Series A Preferred Stock and 2008 Convertible Notes. Citigroup received customary fees for these services. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to the underwriters for sale to their on-line brokerage account holders. The representatives will allocate any such shares to underwriters that make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to dealers who will resell the shares to online brokerage account holders.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of those liabilities.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed on for us by our counsel, Kirkpatrick & Lockhart LLP. The underwriters are represented by Cravath, Swaine & Moore LLP.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003 and for the years then ended included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the consolidated financial statements for the year ended December 31, 2001 that have been revised to give effect to the stock split on December 30, 2003, to include the 2001 earnings-per-share amounts on the consolidated statement of income for the year ended December 31, 2001 and to include the disclosures required by Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, which was adopted by the Company on January 1, 2003), and have been so included upon the reports of such firm given upon their authority as experts in accounting and auditing.

      In October 2002, we dismissed Arthur Andersen LLP, and engaged the services of Deloitte & Touche LLP as our new independent auditors for the fiscal year ended December 31, 2002. Our board of directors authorized the dismissal of Arthur Andersen LLP and the engagement of Deloitte & Touche.

      Arthur Andersen’s reports on our consolidated financial statements for the fiscal year ended December 31, 2001 and for the period from Brightstar Corp.’s inception through the date of Arthur Andersen’s dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

      During the period from our inception through the date of Arthur Andersen’s dismissal, there were no (1) disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report on our consolidated financial statements or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. For further information about us and the common stock offered hereby, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Because this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

      Prior to the filing of the registration statement of which this prospectus forms a part, we were not subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. On the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the periodic reporting and other requirements of the Exchange Act and, accordingly, will file periodic reports and other information with the SEC pursuant to the requirements of the Exchange Act. Such periodic reports and other information will be available for inspection and copying at the SEC’s Public Reference Room and on the SEC’s website at http://www.sec.gov.

      You may read and copy any documents that we file with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information as to the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

BRIGHTSTAR CORP.
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Certified Public Accountants	F-3

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2002 and 2003 and unaudited March 31, 2004	F-4

Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003 and for the unaudited three months ended March 31, 2003 and 2004	F-5

Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended December 31, 2001, 2002 and 2003 and for the unaudited three months ended March 31, 2004	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the unaudited three months ended March 31, 2003 and 2004	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Brightstar Corp.

      We have audited the accompanying consolidated balance sheets of Brightstar Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of income, of stockholders’ equity and comprehensive income and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001, and for the year then ended, except for the retroactive effects on 2001 of a stock split discussed in Note 9, the inclusion of earnings per share amounts for 2001, and the inclusion of 2001 segment information in Note 11, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 14, 2002.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such 2002 and 2003 consolidated financial statements present fairly, in all material respects, the financial position of Brightstar Corp. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 9 and 11, these consolidated financial statements have been revised to give effect to the stock split on December 30, 2003, to include the 2001 earnings-per-share amounts on the consolidated statement of income for the year ended December 31, 2001 and to include the disclosures required by Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, which was adopted by the Company on January 1, 2003. We audited the adjustments to retroactively revise the 2001 consolidated financial statements for such stock split, to include the 2001 earnings-per-share amounts and to include the 2001 segment disclosures. Our audit procedures related to the stock split and to the earnings-per-share amounts included (1) comparing the previously reported shares outstanding and income statement amounts in the previously issued consolidated financial statements to an accounting analysis prepared by the Company, (2) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the accounting analysis and (3) testing the mathematical accuracy of the 2001 earnings-per-share amounts. In our opinion, such adjustments have been properly applied. Our audit procedures with respect to the segment information included (1) comparing the amounts of segment net sales, depreciation and amortization, income before provision for income taxes, minority interests and extraordinary gain, and capital expenditures to an underlying analysis obtained from management of the Company, (2) comparing the segment amounts obtained from the Company’s underlying analysis to the previously issued 2001 consolidated financial statements, and (3) testing the mathematical accuracy of the reconciliations of segment disclosures to the corresponding amounts reflected in the 2001 consolidated financial statements. In our opinion, such adjustments have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such stock split adjustments, 2001 earnings-per-share amounts, and such 2001 segment disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

July 30, 2004

Report of Independent Certified Public Accountants

To the Stockholders of

     BrightStar Corp.:

We have audited the accompanying consolidated balance sheets of BrightStar Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BrightStar Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Miami, Florida,

     March 14, 2002.

In accordance with SEC Release 33-8070, this report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP in connection with this Registration Statement.

BRIGHTSTAR CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Assets

Current assets:
Cash and cash equivalents	$20,306,298	$43,481,385	$25,736,665
Restricted cash	2,558,801	2,797,578	1,566,856
Accounts receivable — trade, net of allowance for doubtful accounts of $1,872,161, $1,840,963 and $2,507,669 in 2002, 2003 and 2004, respectively	167,220,696	238,034,575	272,302,390
Inventories	102,577,838	113,813,178	105,521,295
Prepaid expenses and other current assets	16,857,523	20,503,484	22,597,431

Total current assets	309,521,156	418,630,200	427,724,637

Property and equipment — net	4,254,652	4,609,104	5,045,389

Intangibles — net of accumulated amortization of $9,702 in 2003 and $26,163 in 2004	—	181,135	266,220

Other assets	334,771	2,083,572	2,132,629

Total assets	$314,110,579	$425,504,011	$435,168,875

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$221,944,313	$270,632,777	$229,463,249
Income taxes payable	3,320,174	3,331,365	3,180,713
Deferred income taxes	6,416,660	11,454,359	12,340,914
Current portion of long-term debt	14,329,328	22,294,041	41,217,004

Total current liabilities	246,010,475	307,712,542	286,201,880

Long-term debt:
Lines of credit and other borrowings — net of current portion	27,123,035	—	26,832,980
Convertible senior subordinated notes	—	29,436,235	31,750,000

Total long-term debt	27,123,035	29,436,235	58,582,980

Minority interests	958,290	2,851,083	3,515,694

Total liabilities	274,091,800	339,999,860	348,300,554

Commitments and contingencies

Stockholders’ equity:
Convertible preferred stock	—	348	375
Common stock	686,745	2,723	2,087
Additional paid-in capital	—	26,041,587	28,170,863
Retained earnings	43,953,768	67,132,285	68,486,711
Foreign currency translation adjustments	(4,321,734)	(7,672,792)	(9,791,715)
Treasury stock, 375 shares at cost in 2002	(300,000)	—	—

Total stockholders’ equity	40,018,779	85,504,151	86,868,321

Total liabilities and stockholders’ equity	$314,110,579	$425,504,011	$435,168,875

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended			For the Three Months
	December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Net sales	$630,053,218	$848,671,003	$1,204,834,271	$199,538,601	$338,910,951
Cost of sales	584,179,724	786,011,463	1,108,213,171	181,546,391	313,764,462

Gross profit	45,873,494	62,659,540	96,621,100	17,992,210	25,146,489

Operating expenses:
Selling, general and administrative	18,388,503	28,114,617	42,544,724	9,942,685	11,331,964
Provision for bad debts	935,925	786,592	908,535	258,562	725,644
Depreciation and amortization	460,317	1,096,268	1,718,787	392,963	516,303

Total operating expenses	19,784,745	29,997,477	45,172,046	10,594,210	12,573,911

Operating income	26,088,749	32,662,063	51,449,054	7,398,000	12,572,578

Other income (expense):
Interest income	452,543	909,968	561,185	116,688	205,304
Interest expense	(2,683,756)	(4,496,590)	(5,871,716)	(1,164,869)	(1,899,753)
Other income	226,172	694,311	410,820	577,677	125,840
Equity in (loss) income of unconsolidated affiliates	(54,181)	(12,521)	126,409	9,261	(58,097)
Foreign exchange (loss) gain	(1,509,776)	(2,111,606)	(1,914,143)	(445,931)	1,654,675

Total other (expense) income	(3,568,998)	(5,016,438)	(6,687,445)	(907,174)	27,969

Income before provision for income taxes, minority interests and extraordinary gain	22,519,751	27,645,625	44,761,609	6,490,826	12,600,547
Provision for income taxes	8,668,061	9,707,494	13,382,173	2,147,109	4,108,371

Income before minority interests and extraordinary gain	13,851,690	17,938,131	31,379,436	4,343,717	8,492,176
Minority interests	(1,159,305)	(1,739,188)	(2,325,925)	(376,046)	(663,386)

Income before extraordinary gain	12,692,385	16,198,943	29,053,511	3,967,671	7,828,790
Extraordinary gain	—	1,719,034	—	—	—

Net income before dividends on convertible preferred stock	12,692,385	17,917,977	29,053,511	3,967,671	7,828,790
Dividends on convertible preferred stock	—	—	—	—	(600,000)

Net income attributable to common stockholders	$12,692,385	$17,917,977	$29,053,511	$3,967,671	$7,228,790

Basic earnings per common share:
Income before extraordinary gain	$0.47	$0.60	$1.07	$0.15	$0.34
Extraordinary gain	—	0.06	—	—	—

Earnings per common share — basic	$0.47	$0.66	$1.07	$0.15	$0.34

Weighted average number of common shares outstanding — basic	27,233,176	27,233,176	27,233,176	27,233,176	21,293,477
Diluted earnings per common share:
Income before extraordinary gain	$0.47	$0.60	$1.07	$0.15	$0.29
Extraordinary gain	—	0.06	—	—	—

Earnings per common share — diluted	$0.47	$0.66	$1.07	$0.15	$0.29

Weighted average number of common shares outstanding — diluted	27,233,176	27,233,176	27,272,388	27,233,176	29,031,254

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2001, 2002 and 2003 and
for the three months ended March 31, 2004 (unaudited)

	Convertible
	Preferred Stock		Common Stock
							Foreign
	Number of		Number of				Currency
	Shares		Shares		Additional	Retained	Translation	Treasury		Comprehensive
	Outstanding	Amount	Outstanding	Amount	Paid-In Capital	Earnings	Adjustments	Stock	Total	Income

Balance — December 31, 2000	—	$—	1,125	$686,745	$—	$13,343,406	$(21,983)	$(300,000)	$13,708,168
Net income	—	—	—	—	—	12,692,385	—	—	12,692,385	$12,692,385
Foreign currency translation adjustments	—	—	—	—	—	—	(64,956)	—	(64,956)	(64,956)

Balance — December 31, 2001	—	—	1,125	686,745	—	26,035,791	(86,939)	(300,000)	26,335,597	$12,627,429

Net income	—	—	—	—	—	17,917,977	—	—	17,917,977	$17,917,977
Foreign currency translation adjustments	—	—	—	—	—	—	(4,234,795)	—	(4,234,795)	(4,234,795)

Balance — December 31, 2002	—	—	1,125	686,745	—	43,953,768	(4,321,734)	(300,000)	40,018,779	$13,683,182

Recapitalization and stock split	—	—	27,232,051	(684,022)	384,022	—	—	300,000	—
Issuance of convertible preferred stock	3,476,721	348	—	—	25,657,565	—	—	—	25,657,913
Dividends declared	—	—	—	—	—	(5,874,994)	—	—	(5,874,994)
Net income	—	—	—	—	—	29,053,511	—	—	29,053,511	$29,053,511
Foreign currency translation adjustments	—	—	—	—	—	—	(3,351,058)	—	(3,351,058)	(3,351,058)

Balance — December 31, 2003	3,476,721	348	27,233,176	2,723	26,041,587	67,132,285	(7,672,792)	—	85,504,151	$25,702,453

Issuance of convertible preferred stock	273,279	27	—	—	2,129,276	—	—	—	2,129,303
Redemption and retirement of common stock	—	—	(6,363,963)	(636)	—	(5,874,364)	—	—	(5,875,000)
Preferred dividends declared	—	—	—	—	—	(600,000)	—	—	(600,000)
Net income	—	—	—	—	—	7,828,790	—	—	7,828,790	$7,828,790
Foreign currency translation adjustments	—	—	—	—	—	—	(2,118,923)	—	(2,118,923)	(2,118,923)

Balance — March 31, 2004	3,750,000	$375	20,869,213	$2,087	$28,170,863	$68,486,711	$(9,791,715)	$—	$86,868,321	$5,709,867

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,			For the Three Months Ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from operating activities:
Net income attributable to common stockholders	$12,692,385	$17,917,977	$29,053,511	$3,967,671	$7,228,790
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bad debt expense	935,925	786,592	908,535	258,562	725,644
Depreciation and amortization	460,317	1,096,268	1,718,787	392,963	516,303
Write-downs for inventory obsolescence	1,280,954	1,702,563	3,888,357	477,213	749,976
Equity in loss (income) of unconsolidated affiliate	54,181	12,521	(126,409)	(9,261)	58,097
Foreign exchange loss (gain)	1,509,776	2,111,606	1,914,143	445,931	(1,654,675)
Extraordinary gain on acquisition of minority interest	—	(1,719,034)	—	—	—
Deferred income tax provision	1,241,458	3,088,535	6,099,175	339,227	852,315
Minority interests	1,159,305	1,739,188	2,325,925	376,046	663,386
Changes in operating assets and liabilities—net of effect of acquisitions:
Restricted cash	—	(2,558,801)	(238,387)	(929,035)	1,206,821
Accounts receivable	(4,945,268)	(106,558,957)	(81,367,454)	55,816,521	(36,917,392)
Inventories	(72,491,641)	(11,294,772)	(21,105,852)	6,880,225	6,886,116
Prepaid expenses and other current assets	(8,416,291)	(8,010,635)	(2,746,377)	1,095,120	(2,990,357)
Other assets	(160,272)	43,378	453,731	(122,034)	(187,893)
Accounts payable and accrued expenses	95,188,451	64,209,034	48,565,274	(84,471,358)	(36,119,700)
Income taxes payable	2,338,290	2,038,356	(77,490)	(968,661)	804,091

Net cash provided by (used in) operating activities	30,847,570	(35,396,181)	(10,734,531)	(16,450,870)	(58,178,478)

Cash flows from investing activities:
Capital expenditures	(1,683,334)	(2,616,602)	(2,199,455)	(525,672)	(938,298)
Cash paid for acquisitions	—	(2,851,575)	(295,976)	—	—
Investments in unconsolidated affiliates	(127,315)	—	—	—	—
Short-term investments	—	—	(299,740)	—	(200,000)

Net cash used in investing activities	(1,810,649)	(5,468,177)	(2,795,171)	(525,672)	(1,138,298)

Cash flows from financing activities:
Proceeds from issuance (payments) of notes payable	—	7,000,000	(6,000,000)	—	—
Net (payments) proceeds from borrowings under lines of credit	(14,943,423)	29,947,642	(12,776,665)	3,170,218	46,400,528
Debt issuance costs	—	(323,711)	(115,545)	—	(4,331,517)
Proceeds from issuance of convertible senior subordinated notes	—	—	29,436,235	—	2,313,765
Proceeds from issuance of convertible preferred stock	—	—	27,813,765	—	2,186,235
Redemption of common stock and dividends to original stockholder	—	—	—	—	(6,082,000)

Net cash (used in) provided by financing activities	(14,943,423)	36,623,931	38,357,790	3,170,218	40,487,011

Effect of exchange rate changes on cash and cash equivalents	1,983,496	7,187,550	(1,653,001)	(111,733)	1,085,045

Net increase (decrease) in cash and cash equivalents	16,076,994	2,947,123	23,175,087	(13,918,057)	(17,744,720)
Cash and cash equivalents:
Beginning of year	1,282,181	17,359,175	20,306,298	20,306,298	43,481,385

End of year	$17,359,175	$20,306,298	$43,481,385	$6,388,241	$25,736,665

Supplemental disclosure of cash flow information—cash paid for:
Interest	$2,779,854	$4,153,464	$5,871,716	$1,169,266	$726,335

Income taxes	$6,681,697	$5,872,900	$8,154,073	$2,492,270	$2,065,549

Supplemental disclosure of noncash financing activities:
Accrued dividends on common stock	$—	$—	$5,874,994	$—	$—

Accrued dividends on convertible preferred stock	$—	$—	$—	$—	$600,000

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001
(Information as of March 31, 2004 and for the three months ended
March 31, 2003 and 2004 is unaudited)

1.	NATURE OF THE BUSINESS

      Brightstar Corp. and its subsidiaries (the “Company”), a Delaware corporation, began its operations on October 15, 1997. The Company is a leading distributor and provider of integrated logistics services to the wireless telecommunications industry in the Americas. The Company provides customers in the wireless communication industry with inventory management, integrated logistics, fulfillment, customized packaging and after-sales support services. The Company’s customer base is principally wireless network operators and, to a lesser extent, distributors, agents, dealers, resellers and retailers. The Company is the sole master services distributor for Motorola, Inc. in Latin America and one of two master service distributors for Motorola in the United States of America (the “U.S.”). The Company is also an authorized distributor of wireless products for other equipment manufacturers, including LG, Samsung, Sagem, Sendo, Audiovox, Kyocera and Sony Ericsson. The Company’s corporate headquarters are located in Miami, Florida.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation — The consolidated financial statements include Brightstar Corp. and its subsidiaries listed below. All significant intercompany accounts and transactions have been eliminated.

	Incorporation	Percentage
Name	Date	Ownership

Brightstar Dominicana, S.A.	June 1, 1999	94.00%
Brightstar de Mexico S.A. de C.V.	October 1, 1999	99.00%
Brightstar de Paraguay, S.R.L.	December 1, 1999	99.00%
Brightstar de Venezuela, C.A.	March 1, 2000	100.00%
Brightstar de Argentina, S.A.	April 1, 2000	100.00%
Brightstar Peru, S.R.L.	July 1, 2001	99.99%
Brightstar US, Inc.	September 1, 2001	90.00%
Brightstar El Salvador S.A. de C.V.	September 2, 2001	51.00%
Brightstar Guatemala, C.A.	January 10, 2002	51.00%
Brightstar Corp. Chile, Ltda.	March 4, 2002	99.90%
Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.	October 10, 2002	99.99%
Brightstar Ecuador, Compañia Ltda.	December 17, 2002	98.00%
Brightstar Proveedor de Soluciones Tecnológicas S.A.	May 10, 2003	99.96%
Soluciones Technólogicas Inteligentes para Mercado Móvil, Cia. Ltda.	September 15, 2003	100.00%
Brightstar Puerto Rico, Inc.	October 20, 2003	100.00%

      The Company also does business and has operations in Bolivia and Puerto Rico through two separate branches that became incorporated during 2003. Brightstar do Brazil, Ltda. and Brightstar Uruguay, S.A. are inactive subsidiaries. During March 2004, the Company merged the operations of Brightstar Ecuador, Compañia Ltda. and Soluciones Technólogicas Inteligentes para Mercado Móvil, Cia, Ltda.

      Interim Financial Information — The consolidated financial statements for the three months ended March 31, 2003 and 2004 are unaudited. However, the unaudited consolidated financial statements contain all adjustments that, in the opinion of management, are necessary to present fairly our financial position and results of operations for the interim periods included therein. The results of operations for the first three months of 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Investments in Joint Ventures — The consolidated financial statements include investments in affiliated companies, reflecting the Company’s joint venture interests in Narbitec, LLC (“Narbitec”) and Rye Express Logistics, LLC (“Rye”). During 2002, these investments are included in long-term other assets and are accounted for using the equity method. During 2003, the Company consolidated Narbitec as it increased its ownership percentage to 51%. Additionally, during 2003, the Company decided to dissolve the Rye joint venture and classified its investment and equity earnings in short-term other current assets. (See Note 13).

      Management’s Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, the allowance for sales returns, write-downs for obsolete inventories, calculation of income tax liabilities and contingencies, rebates and sales incentives due to customers, vendor credits and allowances, accruals for potential liabilities related to any lawsuits or claims against the Company, the fair value of the Company’s common stock and stock options and the fair value of financial instruments.

      Cash and Cash Equivalents — The Company considers all highly liquid instruments, excluding restricted cash, purchased with an original maturity of three months or less to be cash equivalents.

      Restricted Cash — As of December 31, 2002, 2003 and March 31, 2004, the Company had restricted cash in the amount of $2.6 million, $2.8 million and $1.6 million, respectively, for the purpose of maintaining letters of credit with an overseas vendor.

      Investments in Equity Securities — The Company classifies its investments in equity securities as trading securities and records these investments at market value. Trading securities are held in anticipation of short-term market movements. Gains or losses on the sale of trading securities, as well as unrealized market value adjustments, are included in other income (expense). The carrying value of the investments in equity securities was $74,905 and $389,564 as of December 31, 2002 and 2003, respectively, and is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets. The cost of these securities was $222,675 and $522,415 as of December 31, 2002 and 2003, respectively.

      Concentration of Risks — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Trade accounts receivable are generated from product sales and services provided to network operators, agents, resellers, dealers and retailers in the wireless communications industry in the U.S. and Latin America. The general economy and competition in the marketplace may impact the Company’s sales volume and, consequently, an adverse change in either of these factors could negatively affect the Company’s consolidated net sales. The Company operates throughout Latin America, which management believes is subject to greater political, monetary, economic and regulatory risks than the Company’s U.S. operations. As of December 31, 2003, the Company’s accounts receivable were comprised of approximately 65% and 35% from Latin American and U.S. operations, respectively (approximately 75% and 25%, respectively, as of December 31, 2002). The Company and its U.S. subsidiaries sell products and services to customers principally in Latin America and, to a lesser extent, in the U.S.

      Wireless network operators represented approximately 79% of the Company’s 2003 consolidated net sales. The Company’s 2003 consolidated net sales and net accounts receivable included transactions with a leading wireless network operator in Mexico and in Venezuela. Such wireless operator in Mexico represented 27% of consolidated net sales and 9% of net consolidated accounts receivable as of

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003. The leading wireless operator in Venezuela represented approximately 6% of 2003 consolidated net sales and 11% of consolidated accounts receivable as of December 31, 2003.

      The Company provides credit in the normal course of business to a large number of its customers and maintains credit insurance to reduce credit risk. The Company performs ongoing credit evaluations and estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Amounts deemed uncollectible are written off against the established allowance.

      The Company’s inventory is obtained from third-party equipment manufacturers, distributors and dealers. During 2001, 2002, 2003 and the three months ended March 31, 2004, products purchased from the Company’s three largest suppliers accounted for approximately 93%, 82%, 75% and 65% respectively, of its product purchases. In 2003, 64% of product purchases related to inventory purchased from one third-party equipment manufacturer. During 2003, the Company entered into new distribution agreements with its largest supplier governing its operations in the U.S. and Latin America. The initial term of the agreement for the Latin American operations is two years and it may be terminated without cause upon 180 days’ written notice. Such agreement may also be terminated if certain events of default occur.

      The Company is dependent on the ability of its suppliers to provide products on a timely basis at favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability could have a material adverse effect on the Company.

      Inventories — Inventories consist of wireless communications product and related accessories and are stated at the lower of cost or market. Inventory cost includes the direct costs of the product and accessories, including freight and the direct labor costs related to wireless product programming. Cost is determined using the average cost method. An adjustment is recorded to write-down any excess or obsolete inventories to their estimated net realizable values. As of December 31, 2002 and 2003, approximately 63% and 60%, respectively, of the Company’s inventories were located at its Latin American operations with the remaining inventories located at its U.S. operations.

      Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amounts of assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in income.

      Impairment of Long-Lived Assets — The Company evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful lives of long-lived assets may require revision or that the remaining net book value may not be recoverable. When factors indicate that an asset may be impaired, the Company estimates such asset’s future cash flows expected to result from the use of the asset and from its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is reflected in the consolidated statements of income.

      Income Taxes — The Company records income taxes using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and income tax bases of assets and liabilities. A valuation allowance is established when it is more likely than not that any of the deferred tax assets will not be realized.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Warranty Liability — The Company purchases products from various manufacturers and relies on the warranties of such manufacturers and, therefore, records no liability for such costs. There is a fixed wireless product, however, that is manufactured by an Asian company under the direct supervision of the Company as to which an amount is provided as an expense in cost of sales for estimated warranty costs. The estimated warranty expense represents the amount that the Company believes will be needed to cover future warranty obligations for products sold during the year. This liability is reflected in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

      Warranty liability changes are as follows for the years ended December 31:

	2002	2003

Balance, beginning of year	$—	$519,273
Warranty provision	544,327	783,277
Reduction for payments made	(25,054)	(581,306)

Balance, end of year	$519,273	$721,244

      There were no provisions or payments made during 2001 because the product was not manufactured prior to 2002.

      Revenue Recognition — Revenue from product sales is recognized once wireless communications equipment and related accessories are sold and shipped to third-party customers and when both title and the risks and rewards of ownership have been transferred to the customer or when services are rendered. In limited situations, the Company recognizes revenue on wireless communications equipment sales prior to shipment but after title and risk of ownership has passed to the customer and certain other revenue recognition criteria in accordance with SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, have been satisfied. Allowances for sales returns are recorded at the time of sale. Amounts billed to customers in a sale transaction related to shipping and handling are recorded as revenue. Shipping costs are included in cost of sales. Handling costs, which are not significant, are included in selling, general and administrative expenses.

      Integrated logistics service revenue is recognized as the related services are provided. As part of its integrated logistics services, the Company may, in certain circumstances, manage and distribute wireless devices on behalf of various wireless network operators.

      Vendor Credits and Allowances — The Company recognizes price protection credits, sell-through credits, advertising allowances and volume discounts, generally at the time of sale, when earned by the Company. Vendor credits and allowances are applied against inventory and cost of goods sold, depending on whether the related inventory is on-hand or has been previously sold. In some instances, such credits and allowances are recognized when the credit is received, if collectibility is not reasonably assured at the time of sale by the Company.

      Earnings Per Common Share — Basic earnings per common share are computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period.

      Diluted earnings per common share are computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding, both increased by the assumed conversion of potentially dilutive securities during the period. The weighted average number of shares outstanding in 2003 used under basic earnings per common share differs from the shares used under diluted earnings per share by 39,212, which represents the dilutive effect of convertible preferred stock and convertible senior subordinated notes. The Company did not have any potentially dilutive instruments during 2002 and 2001.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fair Value of Financial Instruments — The carrying amounts reported in the accompanying consolidated balance sheets of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of those instruments. The carrying amounts of long-term debt reported in the accompanying consolidated balance sheets approximate fair value as the interest rates of the debt approximate market rates of interest.

      Foreign Currency — Assets and liabilities of foreign subsidiaries with a functional currency other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenues and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation adjustments in stockholders’ equity. Net exchange gains (losses) on transactions denominated in a currency other than the functional currency are included in foreign exchange gain (loss) in the accompanying consolidated statements of income as incurred.

      For the years ended December 31, 2001, 2002 and 2003, the Company had consolidated net foreign exchange losses of $1.5 million, $2.1 million and $1.9 million, respectively. For 2003, approximately $2.9 million and $1.0 million of those losses were attributable to its U.S. and Dominican Republic entities, respectively, offset by gains of $0.7 million and $1.3 million attributable to its Chilean and its Mexican entities, respectively. During 2003, the Company’s U.S. operations began purchasing products from a French manufacturer in transactions denominated in Euros. Although, from time to time, the Company purchased financial instruments to hedge the exchange rate related to specific payments to this vendor, the Company’s U.S. operations experienced foreign exchange losses totaling $2.9 million during 2003 primarily relating to Euro-denominated transactions.

      Management believes that the recent economic and political developments in Argentina, Venezuela and the Dominican Republic have increased the risk of further currency devaluations that may have a negative impact on the Company’s operations in those three countries and on its consolidated net income. As of December 31, 2003 and for the year then ended, the Company’s Argentinean, Venezuelan and Dominican subsidiaries, on a combined basis, accounted for approximately 6.1% and 6.2% of the Company’s consolidated net sales and total assets, respectively.

      During 2004, Venezuela devalued its currency causing the exchange rate of the Venezuelan currency to the U.S. Dollar to fluctuate from the spot rate of 1,596 as of December 31, 2003 to 1,916 as of the end of March 2004. The devaluation of the Venezuelan currency will result in an increase in foreign exchange losses in settling the Company’s U.S. dollar denominated obligations.

      Comprehensive Income — Comprehensive income is a measure of net income and all other changes in equity that result from transactions other than with stockholders. The Company’s comprehensive income consists of net income and foreign currency translation adjustments. Comprehensive income is reflected in the consolidated statements of stockholders’ equity and comprehensive income.

      Accounting for Derivative Instruments and Hedging Activities — The Company accounts for derivative instruments (including certain derivative instruments embedded in other contracts) on the consolidated balance sheets as either an asset or a liability measured at its fair value. Changes in derivative instruments’ fair values are recognized currently in income unless specific hedge accounting criteria are met.

      The Company has entered into a limited number of foreign exchange forward contracts to manage its foreign currency risks. The Company does not enter into foreign exchange forward contracts for speculative purposes, but only for securing the exchange rate when making payments to vendors or collecting receivables from customers. The notional value of foreign exchange forward contracts outstanding was approximately $3.0 million and $51.5 million as of December 31, 2002 and 2003, respectively. The fair value of these contracts was approximately $0.04 million and $(0.2)million as of December 31, 2002 and

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003, respectively, and is recorded within prepaid expenses and other current assets in the accompanying consolidated balance sheets.

      Stock Option Incentive Plan — On January 20, 2004, the Company’s Board of Directors approved the Company’s 2004 Stock Option Incentive Plan (the “Plan”). The total number of shares initially authorized to be issued under the Plan is 1,500,000. Options granted under the Plan are forfeited in the event that the employee terminates his or her employment relationship with the Company. The Plan contains anti-dilution provisions that require the adjustment of the exercise price and the number of shares of the Company’s common stock represented by each option for any stock split or dividend. During the three months ended March 31, 2004, the Company granted options to purchase 1,369,000 shares of its common stock to employees at an exercise price of $8.00 per share (fair value at date of grant, as independently determined) that vest over three years of which, 26,500 were forfeited during the same period. These options were granted for a term not to exceed 10 years.

      In accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by Statement of Financial Accounting Standards No 148, Accounting for Stock-Based Compensation Transition and Disclosure (“SFAS 148”), Brightstar may elect to continue to apply the provisions of the Accounting Principles Boards Opinion No. 25, Accounting for Stock Issued to Employees(“APB 25”), and related interpretations in accounting for its employee stock option plans, or adopt the fair value method of accounting prescribed by SFAS 123. Brightstar has elected to continue to account for its stock plans using APB 25, and therefore no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

      The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions: a two-year expected life; volatility factor of 65%; risk-free interest rate of 2.15%; and no dividend payments. All options granted through March 31, 2004 have a weighted average contractual life of 9.8 years. There are no options exercisable at March 31, 2004.

		Weighted
		Average	Fair Value
		Exercise	of Options
	Shares	Price	Granted

Outstanding December 31, 2003:
Granted	1,369,000	$8.00	$3.07
Exercised	—	—	—
Canceled	26,500	8.00	—

Outstanding March 31, 2004:	1,342,500	$8.00	$3.07

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net income and earnings per share for the three months ended March 31, 2004 if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148 (in thousands, except per share amounts).

Three Months
Ended
March 31, 2004

Net income attributable to common stockholders, as reported	$7,229
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(278)

Pro forma net income attributable to common stockholders	$6,951

Earnings Per Share:
Basic:
As reported	$0.34

Pro forma	$0.33

Diluted:
As reported	$0.29

Pro forma	$0.28

      SFAS 123 requires the use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility. Due to the Company’s stock options having characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employees stock options.

      Recent Accounting Pronouncements — In November 2002, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance as to how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial position or results of operations.

      In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities that have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, and (ii) the equity investors lack one or more of the characteristics of a controlling financial interest. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies to entities that are considered to be special-purpose entities at various dates in 2004 and 2005. The Company believes that it does not have any relationships with or interests in entities considered to be special-purpose entities. The adoption of FIN 46 had no impact on the Company’s financial condition or results of operations.

      In January 2003, the EITF of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”). EITF 02-16 establishes the income statement classification criteria for payments received from a vendor. EITF 02-16 is

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective for fiscal year 2003 and early adoption was permitted only if a change to previously reported net income would result. The Company adopted EITF 02-16 during 2003 and it resulted in the netting of sales with costs of sales in the amount of $76.8 million. The Company’s margin percentages may fluctuate from period to period based on the volume and timing of payments impacted by EITF 02-16 that the Company receives from its vendors.

      In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS No. 150”) Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this standard did not have a material effect on the Company’s financial position or results of operations.

      Reclassifications — Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.	ACCOUNTS RECEIVABLE AND FACTORING AGREEMENTS

      In the normal course of business, the Company enters into factoring agreements, primarily in Mexico, that provide for the sale of the Company’s trade accounts receivable. Such sales were primarily on a non-recourse basis in 2003 and primarily on a recourse basis in 2002. The Company has various agreements that allow for receivable sales with a $50.0 million commitment from one financial institution and additional amounts from other financial institutions at amounts that are determined at the time of the sale of the Company’s trade receivables. As of December 31, 2002 and 2003, the outstanding balance of trade receivables sold was approximately $142.0 million and $66.9 million, respectively. As of December 31, 2002, the Company was contingently liable should the receivables become uncollectible. Based on the Company’s credit and collection experience with respect to these receivables, the Company believes that no material credit risk exists under the recourse provisions of the factoring agreements.

      The Company reflected the sale of trade receivables as a reduction of accounts receivable in the accompanying consolidated balance sheets. Commission fees relating to the factoring agreements are recorded as interest expense in the accompanying consolidated statements of income. Interest is payable monthly at annual rates ranging from LIBOR plus 1.8% to LIBOR plus 3.5% on the outstanding receivable balances.

      Accounts receivable are presented net of an allowance for doubtful accounts of $1.5 million, $1.9 million and $1.8 million at December 31, 2001, 2002 and 2003, respectively. The Company recorded a provision for doubtful accounts of $0.9 million, $0.8 million and $0.9 million during 2001, 2002, 2003, respectively. In addition, the Company recorded write-offs of $0.2 million, $1.2 million and $0.9 million during 2001, 2002 and 2003, respectively. During 2002, the Company completed an asset acquisition, including accounts receivable (see Note 12), and recorded $0.8 million as an allowance for doubtful accounts.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

      Prepaid expenses and other current assets are comprised of the following at December 31:

	2002	2003

Value added tax receivable	$5,782,229	$6,860,587
Prepaid purchases	—	2,399,302
Other receivables	1,180,046	5,419,113
Prepaid insurance and insurance claims receivable	5,349,289	1,749,200
Prepaid foreign taxes	927,139	1,466,168
Loan costs	364,710	575,710
Prepaid expenses	904,425	504,755
Loans to stockholders	293,000	293,000
Other	2,056,685	1,235,649

	$16,857,523	$20,503,484

5.	PROPERTY AND EQUIPMENT

      Property and equipment are comprised of the following at December 31:

			Estimated
			Useful Lives
	2002	2003	(in years)

Leasehold improvements	$1,653,639	$1,631,698	1 -	10
Computer equipment and software	3,549,093	3,748,855	3 -	5
Furniture, fixtures and equipment	865,178	2,437,136	3 -	10

	6,067,910	7,817,689
Less accumulated depreciation and amortization	(1,813,258)	(3,208,585)

	$4,254,652	$4,609,104

      Leasehold improvements are generally depreciated over an estimated useful life of 5 years. For the years ended December 31, 2001, 2002 and 2003, depreciation expense was $0.5 million, $1.1 million and $1.7 million, respectively.

6.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses are comprised of the following at December 31:

	2002	2003

Accounts payable—trade	$188,720,538	$237,704,663
Accrued payroll and related benefits	1,969,748	1,814,137
Private equity transaction costs	—	4,212,755
Accrued interest and dividends	549,353	5,994,017
Accrued warranty costs	519,273	721,244
Rebates and sales incentives payable	14,394,354	6,153,346
Other accrued expenses	15,791,047	14,032,615

	$221,944,313	$270,632,777

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	DEBT

      Debt is comprised of the following:

			March 31,
	2002	2003	2004

Revolving credit facility, at LIBOR plus 2.75% (3.84% at March 31, 2004)	$27,123,035	$—	$26,832,980
Bank line of credit, at Prime plus 1.25% (5.25% at December 31, 2003 and March 31, 2004, respectively)	6,894,332	19,594,041	15,583,195
Convertible senior subordinated notes, at 10.5%	—	29,436,235	31,750,000
Note payable, at 2.23%	—	—	20,043,773
Other notes payable, at 4.75%	6,000,000	—	—
Other notes payable, at 4.43% at December 31, 2003 and March 31, 2004, respectively	1,000,000	2,000,000	2,000,000
Note payable, interest at 4.80%	—	—	2,912,036
Notes payable, at interest rates at 4.85% at December 31, 2003 and March 31, 2004, respectively	434,996	700,000	678,000

Total debt	41,452,363	51,730,276	99,799,984
Less current maturities	(14,329,328)	(22,294,041)	(41,217,004)

Long-term debt	$27,123,035	$29,436,235	$58,582,980

      As of December 31, 2003, the Company has a revolving credit facility (the “Credit Facility”) that provides for borrowings (based on the borrowing base described below) up to an aggregate amount of $30.0 million. Amounts outstanding under this facility mature on June 12, 2005. The Company is required to pay an unused facility fee of 0.5% per annum on the Credit Facility, depending upon certain financial covenants. The Credit Facility is collateralized by the receivables and inventories of the Company’s U.S. operations. The borrowing base consists of 85% of all eligible receivables plus 41.3% of all eligible inventories. The borrowing base limits the eligible inventories to a maximum of $20.0 million. As of December 31, 2002, $27.1 million was outstanding under the Credit Facility. As of December 31, 2003, the Company had no amounts outstanding under the Credit Facility.

      The Credit Facility contains customary events of default and covenants that prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, declaring and paying dividends without the lender’s consent, making capital expenditures in excess of a specified amount, creating liens and engaging in certain mergers or combinations without the prior written consent of the lenders. The Credit Facility also provides that the Company must maintain certain financial ratios requiring, among other things, minimum ratios at the end of each fiscal quarter of cash interest expense coverage and of earnings to interest expense and specified levels of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Management believes that the Company met all covenants of the Credit Facility as of December 31, 2003.

      As of December 31, 2003, the Company has a revolving bank line of credit with maximum available borrowings of up to $24.0 million (the “Line of Credit”). Borrowings bear interest at the prime rate plus 1.25%. Interest is payable monthly and principal is due on demand. Borrowings under the Line of Credit are collateralized by an insurance policy and by the Company’s foreign assets. The borrowing base consists of 80% of all eligible receivables; however, no advance will be given if, after giving effect to such advance, the aggregate face value of all advances outstanding thereunder would exceed the lesser of (i) $24.0 million or (ii) the borrowing base. As of December 31, 2002 and 2003, $6.9 million and $19.6 million,

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, were outstanding under the Line of Credit. As of December 31, 2003, the available borrowing balance under the Line of Credit was approximately $4.4 million.

      During December 2002, one of the Company’s Mexican subsidiaries issued two promissory notes denominated in U.S. dollars to a Mexican financial institution. The notes payable had an aggregate outstanding principal amount of $7.0 million and were paid by the Company in March 2003.

      As of December 31, 2003, the same Mexican subsidiary had a U.S. dollar-denominated loan payable of $2.0 million (4.43% at December 31, 2003) that is due in 2004.

      During December 2003, the Company issued 10.5% convertible senior subordinated notes in the principal amount of $29.4 million (see Note 8).

      During October 2003, the Company borrowed from a financial institution, which held collateral on behalf of the Company’s largest customer in Venezuela. The Company is obligated to pay such funds upon the collection of receivables from such client. As of December 31, 2003, no balance was outstanding under this arrangement, which allows for borrowings of up to $15.0 million that are due on demand. As of March 31, 2004, the Company had borrowed $20.0 million under this arrangement. In June 2004, this customer provided additional collateral to the financial institution as security for an additional loan of $20.0 million. As a result, the Company issued a new $40.0 million promissory note to the financial institution reflecting the additional loan and cancellation of the October 2003 promissory note.

      At December 31, 2003, debt matures as follows:

Year Ending
December 31	Amount

2004	$22,294,041
2005	—
2006	—
2007	—
2008	29,436,235

Total	$51,730,276

      On April 26, 2004, the Company entered into a new credit facility and terminated the Credit Facility and the Line of Credit. The total termination fee related to the Credit Facility was $100,000. The new revolving credit facility (the “New Credit Facility”) provides for borrowings (based on a borrowing base, as defined) up to an aggregate amount of $70.0 million. Borrowings under this facility bear interest at either LIBOR plus 1.75% to 2.25% or at Federal Funds open rate plus 0.5%. Amounts outstanding under this facility mature on October 21, 2008. The Company is required to pay an unused facility fee of up to 0.50% per annum on the New Credit Facility depending upon its compliance with certain financial covenants. The New Credit Facility is collateralized by the receivables and inventories of the Company’s U.S. operations. The borrowing base consists of 85% of all eligible receivables plus 65% of all eligible inventories.

      The New Credit Facility contains customary events of default and covenants that restrict, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens and engaging in certain mergers or combinations without the prior written consent of the lenders. The New Credit Facility provides that the Company may not declare or pay any dividends (other than dividends payable in its stock) on its common stock or Preferred Stock as long as the Company is not in default of the New Credit Facility, the Company’s EBITDA is in excess of $30.0 million for the twelve months preceding the dividend and certain other criteria provided for in the New Credit Facility are met. However, the Company may pay the dividends of $5.9 million that were declared and accrued as of

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003. The Company may also pay dividends so long as no notice of termination with regard to the New Credit Facility is outstanding, no event of default has occurred or would occur as a result of the dividend and if certain financial ratios are met. The New Credit Facility also requires the Company to maintain certain financial ratio coverages including minimum ratios at the end of each fiscal quarter of leverage and fixed charge coverage ratios.

8.	PRIVATE EQUITY TRANSACTION

      On December 30, 2003, the Company entered into a private equity transaction (the “Transaction”) that provided for gross proceeds of $30.0 million in convertible preferred stock (the “Preferred Stock”) and $31.75 million in convertible senior subordinated notes (the “Notes”). Of this amount, a total of $57.25 million was received ($27.81 million related to the Preferred Stock and $29.44 million related to the Notes) and recorded during December 2003, with the remaining balance of $4.5 million received and recorded during January 2004. The Preferred Stock represents 13.12% of the Company’s common equity, if fully converted and also assuming full conversion of the Notes, and requires a dividend of 8.0% per annum through September 30, 2009. If any of the Preferred Stock remains outstanding as of September 30, 2009, the dividend rate escalates to a maximum of 15.0% per annum. At least one-half of the dividends are to be paid quarterly in cash. If, as of any dividend date, the Company fails to pay at least one-half of the dividends payable on such date, then the dividend rate on each share of the Preferred Stock will be 10.0% per share annually, effective as of the first day of the dividend period for such dividend payment date to which such payment default relates. The Preferred Stock and Notes are convertible into common stock at any time at the election of the holders at a conversion price of $8.00 per share (the “Conversion Price”). The Preferred Stock has no stated maturity and does not provide for the redemption of these securities by the holders.

      The Notes bear interest at 10.5% per annum to be paid quarterly in cash. The Notes contain certain financial covenants, which include limitations on the Company’s indebtedness to a maximum of $100.0 million in the aggregate under its credit facilities, investments in joint ventures not exceeding $10.0 million in the aggregate and loans and advances to employees and officers in the aggregate not exceeding $1.0 million at any time. The Notes also contain certain covenants providing that the Company must maintain certain financial ratios requiring a minimum cash interest coverage ratio and a maximum total leverage ratio. The Notes represent 13.88% of the Company’s common equity, if fully converted and also assuming full conversion of the Preferred Stock. The Notes mature on December 31, 2008.

      The Company has the right to require the conversion of the Notes and the Preferred Stock in whole, but not in part, if the Company completes an initial public offering, which results in gross proceeds of at least $50.0 million. If such initial public offering occurs prior to December 30, 2004, the shares of common stock would need to be sold at a price of at least 150% of the Conversion Price then in effect provided that, prior to or simultaneously with such conversion, the holders of the Notes and the Preferred Stock receive in the aggregate at least $30.0 million in cash consideration for their converted shares. The Company may also require the conversion of the Notes and Preferred Stock after December 30, 2004 if the shares of common stock are sold in an initial public offering at a price of at least 200% of the Conversion Price then in effect.

      As part of the Transaction, the Company incurred total costs of $4.4 million. The proportional share allocated to the Notes amounted to $2.3 million and was recorded as loan costs, with the respective amounts in short-term and long-term other assets. The loan costs are being amortized over the five-year term of the Notes. The remaining balance of $2.1 million, which represents the proportional share allocated to the Preferred Stock, is reflected as a reduction of additional paid-in-capital. The majority of these costs were paid during 2004.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Transaction and after the consent of its lender, the Company’s Board of Directors declared two dividends on its common stock, which aggregate to $5.9 million and was recorded in 2003 (see Note 13).

      For the three months ended March 31, 2004 the Company declared dividends of $0.6 million on the Preferred Stock outstanding. The dividends were paid in cash in April 2004.

9.	STOCKHOLDERS’ EQUITY

      The Company’s authorized, issued and outstanding shares are as follows at December 31:

			March 31,
	2002	2003	2004

Convertible preferred stock (see Note 8):
Par value per share	$—	$0.0001	$0.0001
Authorized	—	5,000,000	5,000,000
Issued and outstanding	—	3,476,721	3,750,000

Common stock:
Par value per share	No par value	$0.0001	$0.0001
Authorized	1,500	50,000,000	50,000,000
Issued	1,500	27,233,176	20,869,213
Outstanding	1,125	27,233,176	20,869,213

      During December 2003, the Company effected a stock split of 24,207.267 per share of common stock outstanding. Earnings per share amounts for 2001 and 2002 have been retroactively adjusted to reflect this stock split. In January 2004, the Company redeemed 6,363,963 shares of common stock from one of its original stockholders (see Note 13).

      The Credit Facility, the purchase agreement covering the Notes and the Certificate of Designation covering the Preferred Stock restrict the Company’s ability to declare or pay any dividend on any of its equity securities, except that the Company may pay (1) stock dividends in shares of a class to its holders, (2) dividends on the Preferred Stock in accordance with its terms and (3) a specified dividend or dividends to the Company’s two original stockholders (see Note 13).

10.	INCOME TAXES

      Income before provision for income taxes, minority interests and extraordinary gain for the years ended December 31, 2001, 2002 and 2003 consisted of U.S. and foreign operations as follows:

	2001	2002	2003

U.S.	$10,109,605	$4,159,513	$8,034,892
Foreign	12,410,146	23,486,112	36,726,717

	$22,519,751	$27,645,625	$44,761,609

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision (benefit) for income taxes is comprised of the following for the years ended December 31:

	2001	2002	2003

Current:
Federal	$3,959,209	$1,581,099	$3,370,140
State	578,712	236,609	249,946
Foreign	2,888,682	4,801,251	3,662,912

	7,426,603	6,618,959	7,282,998

Deferred:
Federal	(238,626)	(276,874)	(488,302)
State	(39,681)	(46,041)	(81,200)
Foreign	1,519,765	3,411,450	6,668,677

	1,241,458	3,088,535	6,099,175

	$8,668,061	$9,707,494	$13,382,173

      Differences exist between income and expenses reported in the consolidated financial statements and those declared for U.S. Federal, state and foreign income tax reporting. The Company’s deferred tax assets and liabilities are comprised of the following temporary difference tax effects as of December 31:

	2002	2003

Deferred tax assets:
Allowance for doubtful accounts	$460,500	$416,762
Net operating losses	1,683,977	1,019,987
Accruals not currently deductible	1,497,900	3,694,752
Reserve for inventory obsolescence	435,604	460,602
Municipal license tax not currently deductible	460,753	—
Other—net	22,694	336,119

	4,561,428	5,928,222

Deferred tax liabilities:
Bases difference in inventories	10,865,122	17,123,096
Other	112,966	259,485

	10,978,088	17,382,581

Net deferred tax liabilities	$6,416,660	$11,454,359

      A reconciliation for the year ended December 31, 2003 of the statutory U.S. federal income tax rate and the effective rate is as follows:

2003

U.S. statutory federal rate applied to pretax income	35.00%
State and local income taxes	0.56
Effect of non-U.S. tax rates	(5.42)
Other	(0.24)

29.90%

      The effective tax rate for the year ended December 31, 2002 is not significantly different than the statutory rate.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net operating loss carryforwards, which relate to the Company’s foreign operations, expire between 2012 and 2013.

      No provision has been made for the years ended December 31, 2001, 2002 or 2003 for U.S. federal income taxes on undistributed earnings of the Company’s foreign subsidiaries because the Company intends to utilize those earnings in the foreign subsidiaries for an indefinite period of time.

11.	SEGMENT REPORTING

      The Company operates in one operating segment. All of the Company’s operating units have been aggregated due to their similar customer bases, economic characteristics, products and production and distribution methods. However, given the geographic areas where the Company conducts business, the Company has divided its operations into U.S., Mexico and other areas of Latin America in order to provide a more meaningful view of its business activities. Total assets represent those assets used in the Company’s operations in each geographic area. Corporate assets reflected in U.S. operations include cash and cash equivalents, prepaid purchases and insurance, accounts receivables from customers, fixed assets and inventory held for resale to its subsidiaries and third-party customers. No allocations of infrastructure from corporate assets have been made other than the amounts used for transfer pricing.

      The following table sets forth, for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004, certain geographic information about segment results of operations attributable to its U.S. (the Company’s country of domicile) and foreign operations and segment assets.

			Other Areas
			of Latin
	U.S.	Mexico	America	Total

December 31, 2001:
Net sales	$225,560,000	$298,447,952	$106,045,266	$630,053,218
Depreciation and amortization	297,554	82,671	80,092	460,317
Income before provision for income taxes, minority interests and extraordinary gain	10,109,605	5,489,775	6,920,371	22,519,751
Capital expenditures	1,052,796	291,515	339,023	1,683,334

December 31, 2002:
Net sales	278,541,835	368,536,452	201,592,716	848,671,003
Depreciation and amortization	740,915	211,997	143,356	1,096,268
Income before provision for income taxes, minority interests and extraordinary gain	4,159,513	11,777,601	11,708,511	27,645,625
Total assets	101,997,649	150,331,323	61,781,607	314,110,579
Capital expenditures	1,506,140	678,840	431,622	2,616,602

December 31, 2003:
Net sales	373,718,998	562,265,990	268,849,283	1,204,834,271
Depreciation and amortization	998,363	466,023	254,401	1,718,787
Income before provision for income taxes, minority interests and extraordinary gain	8,034,892	23,821,168	12,905,549	44,761,609
Total assets	171,212,094	168,494,030	85,797,887	425,504,011
Capital expenditures	1,102,908	558,803	537,744	2,199,455

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other Areas
			of Latin
	U.S.	Mexico	America	Total

Three Months Ended March 31, 2003:
Net sales	$75,767,306	$72,001,984	$51,769,311	$199,538,601
Depreciation and amortization	223,548	116,760	52,655	392,963
Income before provision for income taxes, minority interests and extraordinary gain	1,553,249	1,931,169	3,006,408	6,490,826
Total assets	89,531,649	72,681,986	66,182,809	228,396,444
Capital expenditures	231,642	187,965	106,065	525,672

Three Months Ended March 31, 2004:
Net sales	132,055,213	109,590,692	97,265,046	338,910,951
Depreciation and amortization	289,894	143,853	82,556	516,303
Income before provision for income taxes, minority interests and extraordinary gain	927,857	4,439,419	7,233,271	12,600,547
Total assets	200,285,613	133,005,895	101,877,367	435,168,875
Capital expenditures	544,447	340,682	53,169	938,298

12.	INVESTING ACTIVITIES

      During April 2002, the Company entered into an agreement to acquire the remaining 49% minority interest in its Venezuelan subsidiary. The 49% minority interest had a carrying value of $2.2 million on April 30, 2002. The Company acquired the 49% minority interest for a cash payment of $0.4 million. Management determined that the fair value of the net assets acquired exceeded their cost by $1.7 million, net of the reduction in the carrying value of long-lived assets acquired. This amount has been recorded as an extraordinary gain in the accompanying consolidated statement of income for the year ended December 31, 2002. The minority interest stockholders were motivated to pursue other interests and to exit these operations in Venezuela. There was no contingent consideration or other commitments associated with the acquisition of the 49% minority interest.

      During October 2002, the Company entered into an asset purchase agreement to acquire certain operating assets located in Mexico. The total purchase price of $2.5 million was paid during 2002 and related to assets purchased at fair value, which were comprised primarily of $1.3 million of accounts receivable, $0.4 million of inventory and $0.8 million of property, equipment and other assets. The purpose of the transaction was to provide service to a local carrier independently from the Company’s existing Mexican business under a new fulfillment agreement entered into during the year.

      During July 2003, the Company entered into an agreement to acquire the remaining 49% minority interest in its Argentinean subsidiary at an amount that approximates book value. The Company acquired the 49% minority interest in exchange for a note of $0.3 million, which was paid in 2003, and contingent consideration equal to 25% of the net income of such entity during the two years following the acquisition, payable 30 days after each quarter end. The contingent consideration is recorded monthly as a noncompete intangible asset and is being amortized over the four-year term of the agreement. The carrying amount of this intangible asset is $0.2 million and $0.3 million as of December 31, 2003 and March 31, 2004, net of accumulated amortization of $9,702 and $26,163 as of December 31, 2003 and March 31, 2004, respectively, and is recorded as intangibles in the accompanying consolidated balance sheet. The amortization of this intangible asset is expected to be approximately $48,000 for each of the years ending December 31, 2004 through December 31, 2007.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During July 2004, the Company and one of its original stockholders entered into agreements with the entity that is the minority stockholder of its El Salvadorian and Guatemalan subsidiaries. Under these agreements, the Company agreed to purchase substantially all of the 49% stock ownership interest previously owned by such entity in each of these Central American subsidiaries for $0.9 million payable in cash and $0.6 million payable in shares of the Company’s common stock, subject to certain purchase price adjustments. The total purchase price consideration of $1.5 million approximated the book value of the 49% minority interest. As part of this transaction, one of the Company’s original stockholders acquired one share of each of these Central American subsidiaries (representing less than 1% ownership interest).

13.	RELATED PARTY TRANSACTIONS

      As of December 31, 2002 and 2003, the Company had outstanding short-term, non-interest bearing loans receivable from its two original stockholders in an aggregate amount of $293,000 that were paid in February and March 2004. Loans to related parties are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

      During December 2003, the Company’s Board of Directors declared two dividends on its common stock of approximately $5.9 million payable to the two original stockholders of the Company. As of December 31, 2003, the Company has accrued for the dividends payable, which are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet. During the three months ended March 31, 2004, the Company paid in cash $327,500 to one of the stockholders of accrued dividends net of $172,500 in repayment of loans due from this stockholder.

      The Company leases its subsidiary’s facility in El Salvador from the minority interest stockholder of this subsidiary. Rent expense paid was approximately $30,600 for the years ended December 31, 2002 and 2003.

      In the normal course of business, the Company enters into transactions with its joint venture investee companies, Narbitec and Rye. Narbitec provided wireless phone design and development services to the Company. Rye provided shipping and logistics services to the Company. The Company increased its ownership interest in Narbitec during 2003.

      Balances outstanding from joint venture investee companies are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and are as follows as of December 31:

	2002	2003

Narbitec, LLC	$140,888	$—
Rye Express Logistics, LLC	139,869	233,336

Total	$280,757	$233,336

      Expenses related to activities with joint venture investee companies are included in cost of sales in the accompanying consolidated statements of income and are as follows for the years ended December 31:

	2002	2003

Narbitec, LLC	$968,470	$—
Rye Express Logistics, LLC	2,088,391	2,742,709

Total	$3,056,861	$2,742,709

      During October 2003, the Company terminated its relationship with Rye and dissolved the joint venture. The investment in Rye, along with the equity earnings and intercompany balances, were settled at book value during in February 2004.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During January 2004, the Company paid $5.875 million, before deduction for repayment of a $120,500 outstanding loan, to one of its original stockholders in exchange for the redemption of 6,363,963 shares of common stock. Immediately, prior to the redemption, such shares represented approximately 23.4% of the Company’s outstanding common stock. After the completion of the redemption, this original stockholder owns 1,043,461 shares of the Company’s common stock which represents 5% of the Company’s outstanding common stock before any conversion of the Preferred Stock or the Notes.

14.	COMMITMENTS

      Operating Leases — The Company leases all of its warehouse and office facilities under noncancellable operating leases that expire at various dates through June 2007 with options to extend through June 2008. Rent expense under operating leases amounted to approximately $1,074,000, $1,619,000 and $2,364,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of income. The future minimum commitments under operating leases with noncancellable lease terms greater than one year as of December 31, 2003 are as follows:

Year Ending
December 31	Amount

2004	$2,769,945
2005	3,022,626
2006	3,166,145
2007	3,292,687
Thereafter	3,432,367

Total	$15,683,770

      Litigation, Claims, and Assessments — A former employee of the Company’s subsidiary in the Dominican Republic, who is a resident of the Dominican Republic, initiated legal proceedings in the Dominican Republic to collect monies and capital stock of such subsidiary allegedly due under a Preferred Stock Issuance and Option Agreement. The Company subsequently initiated separate legal proceedings in Miami-Dade County, Florida to have the subject agreement declared null and void and otherwise rescinded as a matter of law. The former employee has asserted a counterclaim seeking similar relief as in his action in the Dominican Republic. The Company is unable to predict the outcome of these proceedings against it at this time.

      The Company, from time to time, is subject to various investigations or audits by taxing authorities (income taxes or other) originating from its U.S. or foreign operations, covering a wide range of matters that arise in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that it believes are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Company.

      In addition, in the ordinary course of its business, the Company is party to various pending legal actions, claims and assessments. In the opinion of management, based on the advice of its outside legal counsel, the liability, if any, from all pending litigation will not have a material adverse affect on the Company’s consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	EMPLOYEE BENEFIT PLAN

      On October 1, 2003, the Company began a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute up to 10% of their pre-tax annual compensation to the plan. The Company currently contributes up to 4% of the gross salary of the employee. During the year ended December 31, 2003, the Company contributed approximately $86,000 to the plan.

16.	STOCK PLEDGE AGREEMENT

      During June 2001, the Company’s two original stockholders entered into a stock pledge and security agreement with the Company’s largest supplier of wireless equipment. Under the agreement, the Company’s original stockholders granted the supplier a first lien on all of the Company’s common stock in connection with the supplier’s renewing the Company’s master distribution agreements. The pledged stock serves as collateral and secures payment of the Company’s obligations to the supplier. In addition, the shares of Brightstar U.S., Inc. held by the Company and by the 10% minority interest stockholder have been pledged to the largest supplier.

17.	QUARTERLY INFORMATION (UNAUDITED)

      The following table presents unaudited quarterly operating results for the Company for the two years ended December 31, 2003. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results, when read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2002 and 2003.

	2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
Net sales	$126,383	$161,794	$209,256	$351,238
Gross profit	$12,838	$14,479	$13,982	$21,361
Net income	$2,225	$4,174	$3,275	$8,244
Basic earnings per common share	$0.08	$0.15	$0.12	$0.30
Diluted earnings per common share	$0.08	$0.15	$0.12	$0.30

	2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)
Net sales	$199,538	$291,642	$343,376	$370,278
Gross profit	$17,992	$20,189	$24,634	$33,806
Net income	$3,968	$5,974	$6,816	$12,296
Basic earnings per common share	$0.15	$0.22	$0.25	$0.45
Diluted earnings per common share	$0.15	$0.22	$0.25	$0.45

      The Company’s results of operations have historically been seasonally weaker in the first half of the year and have produced stronger results in the second half of the year due in large part, the Company believes, to holiday season purchases by wireless telephone end users.

                  Shares

Common Stock

PROSPECTUS

          , 2004

Joint Book-Running Managers

Citigroup

Lehman Brothers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      Unless otherwise defined herein, all capitalized terms contained in this Part II have the meanings ascribed to them in the prospectus that forms a part of this Registration Statement. Brightstar Corp. is sometimes referred to in Part II as the “Registrant.”

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered hereby. All amounts, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market application and listing fee, are estimates.

Type of
expense Amount
to be paid

SEC registration fee	$14,570.50
NASD filing fee	12,000.00
Nasdaq National Market application and listing fee
Legal fees and expenses	*
Blue-sky fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total:	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director to the corporation and to its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Additionally, under recent Delaware court decisions, a director’s liability may not be limited or eliminated for a “conscious disregard of a known risk” that calls into question whether the director acted in good faith. The Registrant’s amended and restated certificate of incorporation specifically eliminates each director’s personal liability as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability on the part of person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply.

      The Registrant’s amended and restated certificate of incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

      The Registrant has obtained directors and officers liability insurance in the maximum amount of $10.0 million.

      Reference is hereby made to Section 8(b) of the underwriting agreement filed as Exhibit 1.1 hereto providing for the indemnification of certain officers and the directors of the Registrant against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

      Since August 2001, the Registrant has sold its securities in the following unregistered transactions:

1. On December 29, 2003 and January 15, 2004, the Registrant issued an aggregate of 3,750,000 shares of 8.0% Senior Cumulative Convertible Preferred Stock, Series A, for aggregate consideration of $30.0 million in cash, to Falcon Mezzanine Partners, L.P., Prudential Capital Partners, L.P., Prudential Capital Partners Management Fund, L.P., an account represented by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd.

2. On December 29, 2003 and January 15, 2004, the Registrant issued an aggregate of $31.8 million principal amount of 10.5% Convertible Senior Subordinated Notes due 2008 for aggregate consideration of $31.8 million in cash, to Falcon Mezzanine Partners, L.P., Prudential Capital Partners, L.P., Prudential Capital Partners Management Fund, L.P., an account represented by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd.

3. In 2004, the Registrant has granted options to purchase an aggregate of 1,382,500 shares of its common stock to employees under its 2004 Stock Incentive Plan, with a weighted average exercise price of $8.06 per share. Such option grants were made pursuant to the exemption provided by Section 4(2), or in non-sale transactions under Section 2(3), of the Securities Act.

4. In July 2004, the Registrant entered into separate agreements to purchase the 49% ownership interest of the minority shareholder in each of its Guatemalan and El Salvadorean subsidiaries for a cash purchase price of $623,005, subject to reduction, plus an aggregate of 34,612 shares of its common stock, valued at $12.00 per share. Additionally, if we receive a full refund of our pre-payment of $830,485 in taxes on behalf of our Guatemalan subsidiary, the minority shareholder would receive $244,163 of such refund in cash and $162,775 in additional shares of our common stock, each within 15 days of our receipt of such refund. The number of any additional shares to be delivered will be determined by dividing the cash value by $12.00 or, if we have completed this offering before such payment is due, the actual per share public offering price in this offering. If we do not receive a full refund on our pre-payment of taxes, the minority stockholder will not receive any additional payment.

      The sale of the 3,750,000 shares of Series A Preferred Stock described in paragraph 1 above was deemed by the Registrant to be exempt from the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) of the Securities Act. The Registrant believes that the purchasers had adequate access to the kind of information that would be disclosed in a registration statement filed with the SEC pursuant to the Securities Act. The purchasers of the Preferred Stock represented to the Registrant that, at the time of the sales, they were “accredited investors” (as defined under Regulation D of the Securities Act) and that they were acquiring the shares for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Appropriate restrictive legends were affixed to the share certificates.

      The issuance of an aggregate of 34,612 shares of the Registrant’s common stock described in paragraph 4 above is deemed by the Registrant to be exempt from the registration requirements of the Securities Act pursuant to the exemptions provided by Regulation S under and Section 4(2) of the Securities Act. The transferees of the shares of common stock represented to the Registrant that they were not “U.S. Persons” (as defined under Rule 902(k) under the Securities Act).

      The Registrant sold the Convertible Notes described in paragraph 2 above within the United States to “qualified institutional buyers” (as defined under Rule 144A of the Securities Act) only. The Convertible Notes were deemed by the Registrant to be exempt from the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) of the Securities Act. Appropriate restrictive legends were affixed to the certificates evidencing the Notes.

Item 16.	Exhibits and Financial Statement Schedules

      The following documents are filed as exhibits to this Registration Statement.

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of Brightstar Corp., as amended and restated.*

3.2	By-laws of Brightstar Corp., as amended and restated.*

4.1	Form of common stock certificate.

4.2	Certificate of Designation of the Powers, Preferences and Relative Participating Optional and Other Special Rights of 8.0% Senior Cumulative Convertible Preferred Stock, Series A, and Qualifications, Limitations and Restrictions thereof, dated December 29, 2003.

4.3	Stockholders’ Agreement, dated December 30, 2003, by and among Brightstar Corp., Brightstar U.S., Inc., Falcon Mezzanine Partners, L.P., Prudential Capital Partners, L.P., Prudential Capital Partners Management Fund, L.P., an account represented by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd.**

4.4	Purchase Agreement, dated as of December 30, 2003, by and among Brightstar Corp, Brightstar U.S., Inc., Falcon Mezzanine Partners, L.P., Prudential Capital Partners, L.P., Prudential Capital Partners Management Fund, L.P., an account represented by Grandview Capital Management, LLC, Arrow Investment Partners and RCG Carpathia Master Fund, Ltd.**

4.5	Redemption Agreement, dated December 30, 2003, by and between Brightstar Corp. and David Peterson.

5.1	Opinion of Kirkpatrick & Lockhart LLP.*

10.1	Amended and Restated Distribution Agreement, made as of October 9, 2003, by and between Brightstar Corp. and Motorola, Inc.**

10.2	Exclusive Distribution Agreement, made as of October 4, 2002, by and between Motorola, Inc., by and through its Personal Communications Sector Latin America Division, and Brightstar Corp.**

10.3	Motorola Master Distributor Agreement, made as of January 23, 2003, by and between Motorola, Inc. and Brightstar Corp.**

10.4	Amendment One to the Motorola Master Distributor Agreement between Brightstar Corp. and Motorola Inc. dated as of April 7, 2003.**

10.5	First Amendment to Motorola Master Distributor between Brightstar Corp. and Motorola, Inc. dated as of April 1, 2004.**

Exhibit	Description

10.6	United States Distribution Agreement for Cellular Phones and Accessories, made as of October 1, 2003, by and between Motorola, Inc. and Brightstar U.S., Inc.**

10.7	Distributorship Agreement, made as of January 30, 2003, by and between Brightstar Corp. and Sendo America.**

10.8	Distribution Agreement, made as of June 16, 2003, by and between Brightstar Corp. and Sagem, S.A.**

10.9	Distributor Agreement, made as of March 12, 2001, by and between Brightstar Latin America, Inc. and Samsung Electronics Latinoamerica Miami, Inc.

10.10	Supply Agreement, made as of September 1, 2000, by and between Brightstar Corp. and Kyocera Wireless Corp.**

10.11	Amendment to Supply Agreement between Brightstar Corp. and Kyocera Wireless Corp., dated as of February 26, 2001.

10.12	Amendment Number 2 to Supply Agreement between Brightstar Corp. and Kyocera Wireless Corp., dated as of January 21, 2003.**

10.13	Amendment Number 3 to Supply Agreement between Brightstar Corp. and Kyocera Wireless Corp., dated as of February 19, 2004.

10.14	Amendment Number 4 to Supply Agreement between Brightstar Corp. and Kyocera Wireless Corp., dated as of March 30, 2004.**

10.15	Amendment Number 5 to Supply Agreement between Brightstar Corp. and Kyocera Wireless Corp., dated as of April 9, 2004.

10.16	Contract for Services of Import, Preparation and Distribution of Mobile Telephones, Fixed Bases, Accessories and Public Telephony Value Cards and Pre-paid Cards, dated April 17, 2003, by and between Otecel S.A. and Soluciones Tecnologicas Inteligentes para el Mercado Movil, Cia., Ltda. **

10.17	Operating Agreement, made as of July 2001, by and among Narbitec, LLC, Brightstar Corp. and Jaime Narea.

10.18	Amendment to Operating Agreement, by and among Narbitec, LLC, Brightstar Corp. and Jaime Narea, dated as of June 2003.

10.19	Development and Supply Agreement, made as of February 14, 2003, by and between Brightstar Corp. and CSI Wireless, LLC.**

10.20	First Amendment to Development and Supply Agreement, by and between Brightstar Corp. and CSI Wireless, LLC, dated as of September 16, 2003.**

10.21	Employment Agreement, made as of July 16, 2001, by and among Brightstar U.S., Inc., Brightstar Corp. and Denise Gibson.

10.22	Executive Employment Agreement, dated as of August 4, 2004, by and between Brightstar Corp. and R. Marcelo Claure.

10.23	Executive Employment Agreement, dated as of August 4, 2004, by and between Brightstar Corp. and Oscar J. Fumagali.

10.24	Independent Contractor Agreement, dated as of May 12, 2004, by and between Victor Raul Califa and Brightstar Corp.

10.25	Independent Contractor Agreement, dated as of May 12, 2004, by and between Carlos M. Touyaa and Brightstar Corp.

10.26	Industrial Multi-Tenant Lease, made as of September 4, 2001, by and among Brightstar Corp. and AMB HTD — Beacon Centre, LLC.

10.27	Lease Agreement, made as of April 21, 2004, by and between Manufacturer’s Life Insurance Company (U.S.A.) and Brightstar Corp.

Exhibit	Description

10.28	Factoring Agreement, dated November 4, 2003, by and between Factor Banorte, S.A. de C.V. and Brightstar de Mexico S.A. de C.V. (Sample agreement)

10.29	Factoring Agreement, dated January 5, 2004, by and between BBVA Bancomer, S.A. and Brightstar de Mexico S.A. de C.V. (Sample agreement)

10.30	Revolving Credit and Security Agreement, made as of April 26, 2004, by and among PNC Bank National Association, Federal Standard Bank National Association, by and through its agent, La Salle Business Credit, LLC, U.S. Bank National Association, HSBC Business Credit (USA) Inc., Brightstar Corp., Brightstar U.S., Inc. and Brightstar Puerto Rico, Inc.

10.31	Amended and Restated Payment Terms Agreement, made as of April 23, 2004, by and among, Motorola, Inc., as agent for itself and any of its subsidiaries or affiliates, Brightstar Corp., Brightstar U.S., Inc., R. Marcelo Claure, David H. Peterson, Denyse Peterson, Denise Gibson, Brightstar de Argentina, S.A., Brightstar do Brasil, Ltda., Brightstar Corp. Chile, Ltda., Brightstar Dominicana, S.A., Brightstar Ecuador, Ltda., Brightstar El Salvador S.A. de C.V., Brightstar Guatemala, C.A., Brightstar de Mexico S.A. de C.V., Brightstar de Paraguay, S. de R.L., Brightstar Peru, S.R.L., Brightstar Puerto Rico, Inc., Brightstar Uruguay, S.A., Brightstar de Venezuela, C.A., Brightstar Proveedor de Soluciones Tecnologicas, S.A. and Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.

10.32	Intercreditor Agreement, made as of April 23, 2004, by and among Motorola, Inc., PNC Bank National Association, Federal Standard Bank National Association, by and through its agent, La Salle Business Credit, LLC, U.S. Bank National Association, HSBC Business Credit (USA) Inc. Brightstar Corp., Brightstar U.S., Inc., Brightstar Puerto Rico, Inc., Brightstar de Argentina, S.A., Brightstar Corp. Chile Ltda., Brightstar do Brasil, Ltda., Brightstar Guatemala, C.A., Brightstar El Salvador, S.A., Brightstar Uruguay, S.A., Brightstar de Paraguay S.R.L, Brightstar Proveeder de Soluciones Tecnologicas S.A.., Brightstar de Venezuela, C.A., Brightstar Dominicana, S.A., Brightstar Peru, S.R.L., Brightstar de Mexico, S.A. de C.V., Brightstar Ecuador, Ltda. and Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.

10.33	Amended and Restated Stock Pledge and Security Agreement, made as of April 23, 2004, by and among Raul Marcelo Claure, David H. Peterson and Motorola, Inc.**

10.34	Limited Security Agreement, made as of April 23, 2004, by and among Motorola, Inc., Brightstar de Argentina, S.A., Brightstar Corp. Chile Ltda., Brightstar do Brasil, Ltda., Brightstar Guatemala, C.A., Brightstar El Salvador, S.A., Brightstar Uruguay, S.A., Brightstar de Paraguay S. R.L, Brightstar Proveeder de Soluciones Tecnologicas S.A.., Brightstar de Venezuela, C.A., Brightstar Dominicana, S.A., Brightstar Peru, S.R.L., Brightstar de Mexico, S.A. de C.V., Brightstar Ecuador, Ltda. and Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.

10.35	Security Agreement, made as of April 23, 2004, by and among Motorola, Inc., Brightstar de Argentina, S.A., Brightstar Corp. Chile Ltda., Brightstar do Brasil, Ltda., Brightstar Guatemala, C.A., Brightstar El Salvador, S.A., Brightstar Uruguay, S.A., Brightstar de Paraguay S. R.L, Brightstar Proveeder de Soluciones Tecnologicas S.A.., Brightstar de Venezuela, C.A., Brightstar Dominicana, S.A., Brightstar Peru, S.R.L., Brightstar de Mexico, S.A. de C.V., Brightstar Ecuador, Ltda. and Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.

10.36	Amended and Restated Security Agreement, made as of April 23, 2004, by and between Brightstar Corp. and Motorola, Inc.

10.37	Amended and Restated Unconditional Guaranty, made as of April 23, 2004, by and between Brightstar Corp. and Motorola, Inc.

10.38	Amended and Restated Unconditional Guaranty, made as of April 23, 2004, by and between Brightstar U.S., Inc. and Motorola, Inc.

Exhibit	Description

10.39	Unconditional Guaranty, made as of April 23, 2004, by and among Motorola, Inc. Brightstar de Argentina, S.A., Brightstar Corp. Chile Ltda., Brightstar do Brasil, Ltda., Brightstar Guatemala, C.A., Brightstar El Salvador, S.A., Brightstar Uruguay, S.A., Brightstar de Paraguay S. R.L, Brightstar Proveeder de Soluciones Tecnologicas S.A.., Brightstar de Venezuela, C.A., Brightstar Dominicana, S.A., Brightstar Peru, S.R.L., Brightstar de Mexico, S.A. de C.V., Brightstar Ecuador, Ltda. and Soluciones Inteligentes para el Mercado Movil, S.A. de C.V.

10.40	Amended and Restated Personal Guaranty, made as of April 23, 2004, by and among Raul M. Claure and Motorola, Inc.

10.41	Stock Pledge and Security Agreement, made as of April 23, 2004, by and between Brightstar Corp. and Motorola, Inc.

10.42	Amended and Restated Security Agreement, made as of April 23, 2004, by and between Brightstar U.S., Inc. and Motorola, Inc.**

10.43	Amended and Restated Stock Pledge and Security Agreement, made as of April 23, 2004, by and between Brightstar Corp. and Motorola, Inc.

10.44	Amended and Restated Pledge Agreement, dated June 3, 2004, by and between Telcel, C.A. and Brightstar Corp.

10.45	Promissory Note, dated June 3, 2004, by and between American Express Bank International and Brightstar Corp.

10.46	Audit and Compliance Committee Charter of Brightstar Corp.*

10.47	Nominating and Corporate Governance Committee Charter of Brightstar Corp.*

10.48	Compensation Committee Charter of Brightstar Corp.*

10.49	Purchase Agreement, dated as of July 1, 2004, by and among Brightstar Corp., Raul Marcelo Claure, Brightstar El Salvador, S.A., JYM Inmobiliaria, S.A. de C.V., Ana Margarita Flores de Martinez and Sebastian Martinez.

10.50	Amendment Number One to Purchase Agreement, dated as of July 28, 2004, by and among Brightstar Corp., Raul Marcelo Claure, Brightstar El Salvador, S.A., JYM Inmobiliaria, S.A. de C.V., Ana Margarita Flores de Martinez and Sebastian Martinez.

10.51	Purchase Agreement, dated as of July 1, 2004, by and among Brightstar Corp., Raul Marcelo Claure, Brightstar Guatemala, S.A., JYM Inmobiliaria, S.A. de C.V., Ana Margarita Flores de Martinez and Sebastian Martinez.

10.52	Amendment Number One to Purchase Agreement, dated as of July 28, 2004, by and among Brightstar Corp., Raul Marcelo Claure, Brightstar Guatemala, S.A., JYM Inmobiliaria, S.A. de C.V., Ana Margarita Flores de Martinez and Sebastian Martinez.

10.53	2004 Stock Incentive Plan, as amended.

10.54	Cellular Essential Properties Cross License Agreement, dated as of July 17, 2002, by and between Brightstar Corp. and Motorola, Inc.**

10.55	Stock Purchase Agreement, dated as of August , 2004, by and among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc., R. Marcelo Claure and Brightstar Corp.*

10.56	Business Collaboration Agreement, dated as of August , 2004, by and among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc. and Brightstar Corp.*

21	List of subsidiaries of Brightstar Corp.

23.1	Consent of Kirkpatrick & Lockhart LLP (included in Exhibit 5.1).*

Exhibit	Description

23.2	Consent of Deloitte & Touche LLP.

*	To be filed by amendment.

**	Portions of this document have been redacted and are subject to a confidentiality request made by the Registrant to the SEC.

      Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements of the Registrant or the related notes thereto.

Item 17.	Undertakings

      The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14. or otherwise, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the Registrant against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on August 9, 2004.

BRIGHTSTAR CORP.

By:	/s/ R. MARCELO CLAURE

R. Marcelo Claure
President and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. Marcelo Claure, his/her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him/her and in his/her name, place and stead, in any and all capacities (unless and until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement relating to the same offering as this Registration Statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the respective capacities and as of the date indicated.

Signature:	Title(s):	Dated as of:

/s/ R. MARCELO CLAURE R. Marcelo Claure	Director; President and Chief Executive Officer (Principal Executive Officer)	August 9, 2004

/s/ DENISE GIBSON Denise Gibson	Director; Chief Operating Officer	August 9, 2004

/s/ OSCAR J. FUMAGALI Oscar J. Fumagali	Director; Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	August 9, 2004

/s/ SANDEEP D. ALVA Sandeep D. Alva	Director	August 9, 2004

/s/ JEFFREY L. DICKSON Jeffrey L. Dickson	Director	August 9, 2004

/s/ MARTIN HANAKA Martin Hanaka	Director	August 9, 2004